VIA EDGAR

July 18, 2006

Mr. George F. Ohsiek, Jr.

Branch Chief

101 F Street

Washington, D.C. 20549

RE:	Comprehensive Healthcare Solution, Inc.
Form 10-K for the Fiscal year ended February 28, 2006
Filed June 13, 2006
File No. 033-8955

Dear Mr. Ohsiek:

We represent Comprehensive Healthcare Solutions, Inc. (“Comprehensive” or the “Company”). The Company has the following responses and suggested changes in response to the Staff’s letter dated June 29, 2006 and the following sets forth the responses to same:

General

1.

We considered your response to comment 2 from our letter dated December 13, 2005. We reviewed the response letter uploaded to EDGAR as a CORRES file on March 28, 2006 noting that you uploaded the same response letter that was uploaded on October 14, 2005. The comment therefore is repeated. Please submit a complete version of your October 14, 2005 response letter via EDGAR as a CORRES file. The submission should include detailed explanations as to how you planned to revise your period filings or reference to attachments that include your proposed amendments, for example, your proposed amendments were provided to the SEC in paper form but were not submitted via EDGAR. Absent the detailed proposed amended language your stand alone responses do not adequately address our comment letter dated May 5, 2005. Further, you have not included supplemental supporting schedules in all cases in which you refer to them in your response. For example, your response to comment 20 from our comment letter date May 5, 2005 states that the supporting cash flow schedule was attached, but the schedule was not included in your response. Please attach this supporting schedule and any other supplemental schedules you reference in your October 14, 2004 response letter to be uploaded to EDGAR.

Answer:

As discussed, Amendment No. 4 to Form 10-K for the fiscal year ended February 29, 2004 is included as correspondence with this correspondence letter. Please note that the Company will upload the following quarterly reports in a separate correspondence file: Amendment No. 4 to Form 10-QSB for the period ended November 30, 2003; Amendment No. 3 to Form 10-QSB for the period ended May 31, 2004; Amendment No. 3 to Form 10-QSB for the period ended August 31, 2004; and Amendment No. 3 to Form 10-QSB for the period ended November 30, 2004.

Item 6. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 16

Results of Operations, page 20

2.

Please revise to provide quantified discussion of your results of operations attributed to your audiological business and your discount card business. Please also provide discussions for changes in your gross profit percentage. In this regard, we note that you disclose that the cost of sales increase was due to printing of medical discount cards for which very limited revenue had been achieved. Absent adequate disclosure we assume that since your revenues increased by approximately 14% that your audiological business gross profit percentage for your year ended February 28, 2006 was considerably higher than your audiological business gross profit percentage for your year ended February 28, 2005. If this is the case, it should be discussed. If it is not the case, additional discussion should be provided. Refer to Item 303 of Regulation S-B.

Answer:	We have revised the text in the MD&A section to read as follows, marked changes:

Results of Operations

TWELVE MONTHS ENDED FEBRUARY 28, 2006 COMPARED TO TWELVE MONTHS ENDED FEBRUARY 28, 2005

Sales for the fiscal year ended 2006 and 2005 were $522,000 and $459,000, respectively. The increase was due to increased revenue for audiological services from $412,000 in fiscal 2005 to $464,000 in fiscal 2006, mainly occurring in the state of Pennsylvania. The revenue from discount card sales was $57,000 for the year ended February 28, 2006 as compared to $47,000 for the year ended February 28, 2005.

Cost of sales was $473,000 and $392,000, in the years ended February 28, 2006 and 2005, respectively. ~~The increase was due to printing of~~ The cost of sales for medical discount cards was $73,000 in fiscal 2006 as compared to $15,000 t fiscal 2005, the large increase consisted of printing of new discount cards for which very limited revenue had been achieved~~, as of yet~~ during the fiscal year ended February 28, 2006. Management believes that future revenue will be achieved for the cards printed with ~~minor~~ minimal ~~further~~ future cost~~s~~.

The gross profit for the Company decreased from 14.5% in 2005 to 9.3% in 2006 primarily as a result of additional printing costs incurred in 2006 for discount cards of approximately $50,000 for which no revenue had been achieved. This cost created a negative gross profit in 2006 for the discount cards as compared to a 68.9% gross profit in the prior year. The gross profit on audiological sales was 13.9% in 2006 as compared to 8.3% in fiscal year 2005. The increase in profitability on audiological sales is attributed to lower direct cost of products, while direct labor and commissions maintained approximately the same percentage of revenue.

Item 8. Financial Statements, page 24

3.

We considered your response to comment 10 from our letter dated December 13, 2005. You have made changed to your year ended February 28, 2005 financial statements, which were previously issued. Please revise to provide all disclosures required by SFAS 154. In particular, you should ensure that you disclose the previously filed amounts, changes made and rested amounts for each financial statement line item affected. Additionally, on the face of each of the financial statements and footnotes that are affected by the restatement, please clearly label the headings and applicable periods as restated. Finally, as stated in AU 561.06a, your auditors should refer to the restatement note describing the revisions in their auditors’ report.

Answer:	We have revised our form 10-KSB to comply with the Staff’s request.

Consolidated Statement of Operations, page 27

4.

You present a $265,313 loss from the sale of Comprehensive Network Solutions Inc. (“CNS”) below your “Loss from operations” subtotal. This amount should be included above your “Loss from operations” subtotal. Refer to paragraph 45 of SFAR 144. Please revise.

Answer:	We have revised our form 10-KSB to comply with the Staff’s request.

Notes to Consolidated Financial Statements, page 30

Note 2. Summary of Significant accounting Policies, page 31

Revenue Recognition, page 32

5.

We considered your response to comment 14 from our letter dated December 13, 2005. In the response you state that you sell products as a package of audiological services. This package consists of pre-exam, hearing aids, fitting of hearing aids and subsequent follow-up of the patients hearing capability. Your revenue recognition policy states that you recognize revenue when product is sold and service is completed. Please tell us your considerations of EITF 00-21. Specifically tell us your consideration of whether the products and service included in the package represent separate units of accounting. To the extent that you believe that the elements included in the package do not represent separate units of accounting please tell us. With reference to authoritative guidance, why your current revenue recognition policy is correct considering the fact that follow-up visits are included in the package. Please revise your revenue recognition policy to more clearly disclose this packaged sale and provide disclosure required by paragraph 18 of EITF 00-21.

Answer:	We have revised the text on page 32 in accordance with the Staff’s request. Revised text should read as follows, marked changes.

Revenue Recognition

In accordance with Emerging Issues Task Force (“EITF”) 00-21, we have determined that certain of our contractual arrangements contain multiple deliverables which represent separate units of accounting, specifically, the initial hearing screening and the subsequent delivery of the hearing aid and any follow up services necessary. Revenue related to initial screening services is recognized upon delivery of the screening services as there is no further obligation to provide subsequent service, objective and reliable evidence of the fair value of these services exists and the delivery of these services have value to the customer on a stand-alone basis. Revenue is recognized on the delivery of hearing aids in accordance with Financial Accounting Standards Board Statement of Financial Accounting Standards (“SFAS”) No. 48: Revenue Recognition When Right of Return Exists when delivery of the product ~~is sold and~~ has occurred and follow up service is completed assuming that collectibility is reasonably assured. If collection is doubtful, no revenue ~~revenues~~ is recognized~~. Revenue is recognized at the time~~ until such receivables are collected. Generally, customers have a 45 day period in which to either return the product or request follow up service, we therefore recognize revenue for products delivered only upon expiration of the 45 day return period.

Note 3. Number of Shares Outstanding, page 35

6.

You disclose that you have only 744,444 shares that could potentially dilute basic EPS in the future that were not included in the computation of diluted EPS because to do so would have been antidilutive for the period ended February 28, 2006. Based on review of Note 7 as of February 28. 2006 you had debt that was convertible into 1,853,333 shares and warrants providing the rights to purchase 7,591,329 shared. Please revise.

Answer:

The table on page 35 is correct, we have revised the label for the anti dilutive shares to state “Not included weighted average dilutive securities above (anti-dilutive)” please find below the calculation of the 744,444 shares.

Note 7. Convertible Debentures and Warrants, page 36

7.	In June, August, and November of 2005 you sold convertible debentures and issued warrants to various entities.

•

Please tell us, with reference to authoritative literature how you determined that the conversion features were not liabilities at the date of issuance. In this regard, please tell us if the convertible debt is considered conventional convertible as discussed in paragraph 4 of EITF 00-19.

Answer:

There were various convertible debt instruments issued during fiscal year 2006. The following describes the various debt and warrant instruments and references the authoritative literature applied from EITF 00-19 paragraphs 4, 7, 10 through 18, SFAS 133 paragraph 60 and 199, EITF 00-27 paragraph 6 and EITF 98-5.

1.	There were two 5-year convertible notes for $200,000 and $50,000 issued in June and August 2005.
•	There is no net-cash or cash-less exercise option in the contract
•	There is a clause in the contract that states that the issuer can deliver un-registered shares.
•	At the time of issuance there were sufficient authorized shares in existence to provide for timely delivery.
•	The interest rate on the debt instrument is below market interest rate.
•	There is a 5-year vesting of the conversion right, 20% per year, at a fixed conversion prices.
•	The conversion prices were all higher than market value.
•	The conversion right can not be separated from the debt instrument.

With reference to paragraph 4 of EITF 00-19, we determined that the debt instrument is a conventional convertible debt and EITF 00-19 paragraphs 12-32 do not apply. Because the conversion option is indexed to the issuer’s own stock and a separate instrument with the same terms would be classified in stockholders’ equity in the statement of financial position, the written option is not considered to be a derivative instrument for the issuer under SFAS 133, paragraph 11(a) and should not be separated from the host contract. Example in paragraph 199 of SFAS 133 is identical to the convertible debt issued. Accordingly, we have restated our financial statements and reversed the interest expense previously recorded.

2.

There were two convertible debentures for $200,000 and $35,000 issued in August. In connection with the issuance of theses debentures, the Company entered into a consulting agreement providing compensation to the same parties who purchased warrants. This compensation consisted of additional warrants to purchase 5 million shares during a 5 year period. The company viewed these transactions as one transaction. The relevant facts considered in determining the appropriate accounting treatment are as follows:

	•	The consulting agreement is cancelable by the issuer, but the consultant keeps the benefit received, i.e. the warrants. There is no penalty if consultant does not perform his duties.

•	The debentures are due on January 31, and December 31, 2006, respectively, and the holder can convert, at any time during the period, all or part of the debentures for shares at a set price.
•	The conversion feature was issued below market price.
•	Net-cash settlement is required if registered shares are not available.
•

The proceeds were first allocated between the fair value of the warrants and the convertible debt, so that the total amount of allocated values equaled the total proceeds based on guidance provided in EITF 00-27, paragraph 5.

•	According to EITF 00-19 paragraph 12, the detachable derivative (the warrants) was recorded as liability.
•

The beneficial conversion feature was calculated based on the guidance provided in EITF 98-5 as the difference between the intrinsic value of the converted debt instrument and the allocated value to the debt instrument. Originally $293,000 was recorded as interest expense and credited to APIC. After further review of the literature, we have concluded that according to EITF 00-27 paragraph 19, the beneficial conversion feature should be expensed over the term of the convertible notes with a corresponding credit to APIC. We also concluded that according to EITF 98-5 the beneficial conversion feature is limited to the amount of the proceeds allocated to the convertible instrument, i.e. $22,000. We have adjusted the financial statements to record the expense over the loan period.

•

The convertible debt instrument is convertible at any time; therefore, the allocated recorded debt instrument was accreted to its face value immediately creating an interest expense of $213,000, according to the example in case 6 of EITF 98-5.

3.

The convertible debenture conversion feature of the previous debentures included a re-pricing clause if new equity instruments were sold at a rate below the conversion rate of the holder. In November re-pricing took place, the beneficial conversion feature was already limited by the value allocated to the debt instrument and therefore no additional beneficial conversion feature should be recorded. We have restated our financial statements and reversed the expense of $63,000.

4.

There were three convertible debentures totaling $145,000 issued in November, with detachable 5-year warrants to purchase additional shares at different rates, all above market price. The relevant facts considered in determining the appropriate accounting treatment for these convertible debentures are as follows:

	•	The debentures are due on May 29, 2007, and the holder can convert at any time during the period, all or part of debenture, for shares at a set price.
•	The conversion feature was issued below market price.
•	Net-cash settlement is required if registered shares are not available.

•	According to EITF 00-19 paragraph 12, the detachable derivative (the warrants) was recorded as liability.
•

The proceeds were first allocated between the fair value of the warrants and the convertible debt, so that the total amount of allocated values equaled the total proceeds based on guidance provided in EITF 00-27, paragraph 5.

•

The beneficial conversion feature was calculated based EITF 98-5 as the difference between the intrinsic value of the converted debt instrument and the allocated value to the debt instrument. We originally recorded the total amount of $174,000 as interest expense and credited to APIC. After further review of the literature, we have concluded that according to EITF 00-27 paragraph 19, the beneficial conversion feature should be expensed over the term of the convertible notes with a corresponding credit to APIC. We also concluded that according to EITF 98-5 the beneficial conversion feature limited to the amount of the proceeds allocated to the convertible instrument, i.e. $58,000. We have adjusted the financial statements to record the expense over the loan period.

•

The convertible debt is convertible at any time; therefore the recorded debt was accreted to its face value immediately creating an interest expense of $87,000, according to the example in case 6 of EITF 98-5.

5.	Warrants were issued for consultancy services related to financing and other services.
•	No net cash or cash less exercise
•	The warrant is silent with regard to un-registered shares.
•

We originally calculated the fair value of the warrants and the total amount of $21,000 was recorded as professional fee expense as the warrants are immediately convertible and the services had already been rendered.

•

After further review of the literature, Management has concluded that this warrant should have been classified as a derivative liability in accordance with EITF 00-19 paragraph 19 since there were not enough authorized and unissued shares to satisfy the potential conversion of all outstanding commitments of warrants and convertible debt instruments. Changes in the fair value of the liability will be recorded as Gain (loss) in derivative liabilities.

•

Based on review of the consolidated statements of stockholders’ equity you increase paid in capital by $580,219 for what is described as “Derivatives and warrants issued in connection to sales of debentures.” Please tell us what is included in this amount. In regard, in Note 7 you disclose that you allocated only $531,000 to beneficial conversion features.

Answer:

We included in the line item Derivatives and warrants issued in connection with sales of debentures not only the beneficial conversion feature $531,000, but also the addition to APIC due to interest expense for the two convertible notes mentioned in the answer to the first bullet item 1.

•

If you determined that the conversion options were within the score of EITF 98-5 please tell us your consideration of paragraph 6 of EITF 98-5. In this regard, it would appear that you have allocated an amount related to the intrinsic value of the conversion option in excess of the amount of proceeds allocated to the convertible debt after allocating the warrant fair value.

Answer:

We determined that the conversion option was within the scope of EITF 98-5 paragraph 6, and we have restated our financial statements to reflect the limitation of the beneficial conversion feature up to the allocated amount of the debt instrument.

•

You immediately expensed the beneficial conversion features as the debentures are immediately convertible. Please tell us your consideration of EITF 00-27 paragraph 6 which states tat if the debenture has a stated redemption date the amount attributed to the beneficial conversion feature should be amortized as an expense from the date of issuance to the redemption date.

Answer:

After considering the Staff’s comment and the applicable guidance in EITF 00-27 paragraph 6, we have determined that we should not have expensed the full amount of the beneficial conversion feature, and have accordingly recorded the expense pro rata over the term of the debentures, which all of which have a stated final redemption date.

•

Please tell us your consideration of paragraph 19 of EITF 00-19 at each issuance date and balance sheet date subsequent to issuance. In this regard , we noted that as of February 28, 2006 you had 20,000,000 authorized shared and 15,365,598 issued and outstanding shared. As of February 28, 2006 you also had debt that was convertible into 1,853,333 shared and warrants exercisable into 7,591,329 shares. It would therefore appear that as of February 28,2006 there were not enough authorized and unissued shared to satisfy all potentially convertible or exercisable instruments. As a result, per paragraphs 10 and 19 of EITF 00-19, it would appear that as of February 28, 2006 your conversion options should be classified as liabilities at their respective fair values.

Answer:	The warrants issued were recorded as derivative liability. Future changes in the fair value of the liability will be recorded as Gain (loss) in derivative liabilities.

•

In note 2 you disclose that the fair value of these warrants and conversion features are shown on the Company’s balance sheet and the unrealized changes in the values of these derivatives are shown in the Company’s consolidated statement of operations as “Gain (loss) or derivative liabilities.” We did not see this line item in your consolidated statement of operations. In note 7 you disclose that the liability was re-measured on February 28, 2006 and interest income of $51,000 was recorded and the liability was reduced. Please revise Note 2 or add the line item “Gain (loss) or derivative liabilities.” To your consolidated statement of operations.

Answer:

The change in valuation of the derivative liability was originally recorded as interest expense, after further review of the applicable literature, we have re-classified this item as Gain (loss) on derivative liabilities in our statement of operations.

•

We also did not see the material agreements, included, but not limited to, the document containing the registration rights provisions, listed or provided as exhibits in this filing or in any other previous filings. Please revise to include all material agreements as exhibits. Refer to paragraph item 601 (b) (10) or Regulations S-B

Answer:	The material agreements have been filed as an exhibit to the amended 10KSB.

Item 9 A, Controls and Procedures, page 38

8.

Item 308 of Regulations S-B requires that you disclose any change in your internal control over financial reporting identified in connection with the evaluation required by paragraph (d) of Exchange Act Rule 240. 13 a-15 or 240. 15d-15 that occurred during “your last fiscal quarter” ( your fourth fiscal quarter in the case of a Form 10-KSB) that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting, You disclose that there have not been any changes “subsequent to the fourth quarter of 2006.” Please revise.

Answer:	We have revised the text on page 38 in accordance with the Staff’s request.

Exhibits

9.

On September 13, 2002 and September 26, 2005 you filed Form S-8 which incorporates by reference all exchange act reports filed subsequent to the date of the registration statement and prior to the filing of a post-effective amendment which indicated that all securities offered have been sold or which deregisters all securities then remaining unsold. If these registrations statement were still effective on June 13, 2006 please tell us why you did not obtain and file consent for the use of audit report included in your Form 10KSB. Please revise or advise.

Answer:	These S-8 registration statements were no longer effective on June 13, 2006.

Very truly yours,

ANSLOW & JACLIN, LLP

By: /s/ Gregg E. Jaclin

GREGG E. JACLIN

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

______________________________

AMENDMENT NO. 4 TO FORM 10-K

______________________________

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES

EXCHANGE ACT OF 1934

For the fiscal year ended February 29, 2004

Commission File Number: 003-08955

COMPREHENSIVE HEALTHCARE SOLUTIONS, INC.

(Exact name of registrant as specified in its charter)

Delaware	58-0962699
(State of other jurisdiction of incorporation or organization)	(IRS Employer Identification No.)

45 Ludlow Street, Suite 602, Yonkers, New York	10705
(Address of principal executive offices)	(Zip Code)

(914) 375-7591

(Registrant’s telephone number, including area code)

(Former Address, since last report)

Securities registered pursuant to Section 12(g) of the Act:	Common Stock, $.10 par value

Name of each exchange on which registered. NASD OTC Bulletin Board

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding twelve months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. |X| YES |_| NO

The aggregate market value of the outstanding Common Stock of the registrant held by non-affiliates of the registrant as of June11, 2004, based on the average bid and asked price of the Common Stock on the NASD OTC Bulletin Board on said date was $ 7,633,172.

As of June 14, 2004, the Registrant had outstanding 12,151,328 shares of common stock.

The Company is filing this Amendment No. 4 to Form 10-K to revise such filing based on comments Received from the Securities and Exchange Commission.

COMPREHENSIVE HEALTHCARE SOLUTIONS, INC.

TABLE OF CONTENTS

PART I	Page #

Business .	1

Properties .	24

Legal Proceedings	26

Submission of Matters to a Vote of Security Holders	26

PART II

Market for registrant’s Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.	26

Selected Financial Data	27

Management’s Discussion and Analysis of financial Condition and Results of Operations	28

Quantitative and Qualitative Disclosures about Market Risk .	33

Financial Statements and Supplementary Data	F-1 - F-19

Changes in Disagreements with Accountants on Accounting and Financial Disclosure .	34

Controls and Procedures	34

PART III

Directors and Executive Officers of the Registrant .	35

Executive Compensation .	36

Security Ownership of Certain Beneficial Owners and Management .	37

Certain Relationships and Related Transaction	38

Principal Accounting Fees and Services .	39

PART IV

Exhibits, Financial Statement Schedules and Reports on Form 8-K	40

SIGNATURES .	40

ITEM 1. BUSINESS

We are directly, and indirectly through our subsidiaries, Accutone Inc. and Interstate Hearing Aid Service Inc., in the business of distributing and dispensing custom hearing aids. Accutone Inc. was formed under the laws of the State of Pennsylvania in October 1996 for the purpose of engaging in the manufacture, dispensing, and distribution of hearing aids. In 1998, Accutone acquired 100% ownership of Interstate, a Pennsylvania corporation and an FDA licensed hearing aid manufacturer which had been in the hearing aid business for approximately 35 years. In the Fall of 2000, Accutone discontinued all manufacturing operations and changed the focus of its marketing to be concentrated through Interstate Hearing Aid Service, Inc. to include, not only the individual, self-pay patients, but health care entities and organizations which could serve as patient referral sources for us.

History

Until the end of October 1999, when we discontinued all prior business activities, we produced and distributed popular priced branded fashion undergarments for sale, throughout the United States, to mass merchandisers and national chains. We produced and sold our men’s underwear products primarily under licensed labels including “Brittania” and “Arrow” and, until March 31,1998, we also produced women’s innerwear under the GUESS? label, for sale to department and specialty stores. From October 31, 1999 up to and including the period that we effectuated the reverse acquisition of Accutone and Interstate Hearing Aid we were a dormant corporation.

Subsequent to the reverse acquisition our only assets and business were those attributable to the acquired group of corporations. Until the summer of 2000, as mall portion of our business consisted of manufacturing operations. However, because of changes in the competitive climate of the hearing aid manufacturing industry and the comparatively small level of our operations, all manufacturing was discontinued on July 30, 2000. This marked the beginning of an ongoing change in our revised business plan, which now encompasses concentrating our marketing to nursing homes, hospitals, out-patient clinics, members of managed health care providers, such as health maintenance organizations (“HMO’s”),Physician Provider Organizations (physician group practices known as “PPO’s”),union health plans, medicare, and medicaid while considering the expansion of an advertising campaign aimed at individuals in the non-insured self- pay market. Since implementing our revised business plan in October 2000, we have entered into contracts through Interstate Hearing Aid with approximately 65 managed health care provider organizations, unions, local municipalities and secondary health care insurance providers and pediatric care organizations in the New York metropolitan area, including Medicare and Medicaid. We are continually in negotiations with other such organizations and we anticipate that the number of such organizations will continue to grow. As a result of our additional marketing plan, changes and efforts, we have contracted with seven early intervention agencies. We are currently negotiating to sublease space in the offices of Early Achievers, Inc., An early intervention agency with whom we have signed an exclusive contract for audiological early intervention services.

In addition to marketing our services, we anticipate that when and if our capitalization improves, we will expand our audiological staff and the level of our operations and the related potential profitability. Our long term goal is to expand all segments of our operations, both in scope of services and in a wider geographic area, as well as to change emphasis of services to include a much larger proportion of private pay patients in an attempt to increase gross profits. Currently, approximately 80% of our audiology revenues are generated from third party payors. The reduction in payment levels from Medicaid has negatively impacted our profit margins.

We are also currently providing in-home fitting and dispensing services in the State of Pennsylvania, where our customer base is located in a somewhat rural area, making home visits convenient for our customers. We have four Pennsylvania Registered Hearing Aid Fitters who are available to us for in-home, as well as office visits in Pennsylvania. To date because of our financial constraints, we have been unable to utilize these Hearing Aid Fitters to their fullest capacity. Through our offices and our in-home services, we offer a full range of audiological products and services for the hearing impaired. (see subsequent events)

In order to make our services via Interstate Hearing Aid acceptable to managed care and health insurance companies, we must address their particular concerns. This will require that we have:

*	service locations which are conveniently accessible to their members;
*	an adequate staff of highly qualified audiologists;
*	a full range of high quality hearing aid products;
*	competitive pricing; and
*	adequate product liability and professional malpractice insurance coverage.

We are continually endeavoring to put all of these elements into place. Therefore, our primary goals in the audiological services segment of our business during the next eighteen months include:

*	Significant marketing efforts to increase exposure and sales to private pay patients to increase much higher profit margins.

*	A concentration of marketing efforts to nursing home facilities and early intervention agencies to provide audiological services;

*	opening and establishing operations at sales and dispensing offices on-site at additional nursing home facilities in the New York metropolitan area;

*	increasing the number of audiologists on our staff to service these additional facilities;

*	hiring a chief financial officer, a chief operations officer and a director of marketing.

Upon receipt of the necessary capital as set forth herein, we also intend to implement an aggressive advertising and marketing campaign aimed at individuals and managed health care organizations and to utilize the knowledge and experience of the professional advisory board which consists of 6 individuals with high levels of experience in hearing health care, gerontology, and early intervention, accounting, marketing and practice development concepts. We have also made positive strides and have been successful in identifying potential acquisition targets in medically related industries (see subsequent events)which we believe will add a material increase in gross revenues and profitability.

We estimate that in order to achieve these goals, many of which will involve the increase and expansion of marketing the “Discount Medical Service Cards” of our recently acquired, Comprehensive Network Solutions, Inc. as outlined in our subsequent events discussion. Although there can be no guarantees of successfully attaining these goals, management will be actively pursuing same. We will require financing from sources other than cash flow, within the next six to eighteen months, in an amount ranging from $1,000,000 to $1,500,000. Our present plan for financing focuses on raising funds through a private placement of our securities. Although we have had limited success in raising private placement funds, our efforts have fallen short of our previous expectations. Although the capital markets have a perceived improvement, we are cautiously optimistic of our abilities to achieve these goals. Along these lines, we are continually and actively pursuing potential businesses alliances with privately held businesses in like and or compatible medically related industries. We believe that the addition of both sales volume growth and profitability will greatly assist us in successfully raising additional capital. (see subsequent events)

Overview of the Industry

Hearing Loss

We continue to believe and are reinforced by nationwide statistics that hearing loss is one of the most prevalent chronic health conditions in the United States, and that its incidence is on the rise. Hearing loss occurs when there is damage to the auditory system, possibly caused by heredity, aging, noise exposure, illness, trauma, and/or some medications. Some hearing loss is temporary and/or can be corrected with medical or surgical treatment. Other types of hearing loss can be effectively managed with hearing devices. Although hearing loss traditionally has been considered an “old person’s” condition, in several reports, the Better Hearing Institute reported that hearing loss is becoming increasingly common among the “Baby Boomer” 40 to 65 year old segment of the population. This is widely believed to be the result of extreme noise exposure, possibly because of a history of excessive exposure to extremely high decibel rock-and-roll concerts and the widespread use of “walkman” type radios(which produce a concentrated level of noise in extremely close proximity to the ear). The degree of hearing loss is often directly related to the amount of exposure and the intensity of loud noise. However, damaging noise does not necessarily have to result from extreme situations. Even cumulative exposure to everyday noises, such as the sounds of daily traffic, construction work, or a noisy office can contribute to hearing loss.

Hearing loss can have serious implications, leading to communication disorders, isolation, depression, cognitive dysfunction, and overall decline in quality of life. While hearing loss has historically been considered an effect of aging, recently some government agencies, health care organizations and insurance companies have begun increasing their scope of services and coverage’s to include early interventions for children up to the age of 12. While a great many people suffering from hearing loss can be helped with the use of hearing aids, a survey by the National Council on the Aging (NCOA) indicated that older adults with hearing impairments, who do not wear hearing aids, are more likely to report sadness and depression, worry and anxiety, paranoia, diminished social activity, and greater insecurity than those who wear aids. We believe that the products and technologies currently available are broad and varied and in most instances can afford to the hearing impaired individual the amplification necessary to afford them the ability to have improved hearing and enjoy a full and normal lifestyle. In addition, we believe that these people could also benefit from the use of other assisted listening devices, such as telephone or television amplifiers (see “Products”, below).

The Future of the Industry

While we recognize that in the past and still today, many members of the public have been reluctant to use hearing aids, we believe that this industry can be expected to experience substantial and continuing growth during the coming decades. Management recognizes our ability to take advantage of these increases and that we must have required additional capital and infrastructure to be successful. Although the statistics of the last three years have shown minor growth, Sergei Kochkin, PhD, an officer and board member of the Better Hearing Institute and a director of market development at Knowles Electronics, has written a market research article in which he concluded that, “With modern estimates of hearing loss ranging from 24 million to 28 million and hearing instrument penetration at only 21% to 22% historically, it is of interest to determine the extent to which the more than 20 million hearing- impaired individuals who do not use hearing instruments are, in fact, current or future candidates for hearing aids. In the past we have conservatively estimated that if even 25% of the non-owner market were convinced to purchase hearing aids over the next five years that the market would double and retailers would realize an incremental $1 billion a year.”

Some of the factors which we believe will contribute to a measured expansion of hearing aid use and audiological services include the following:

-	A rapidly aging population (the “graying of America”) accompanied by a natural, progressive deterioration in hearing acuity;
-	Wide exposure to excessive noise, pollution among younger segments of the population resulting in ever increasing damage to hearing;
-	A growing acceptance among all segments of the population of the use of hearing aids;
-	The availability of smaller and less visible hearing aids;
-	Advances in hearing aid technology, including computerized digital products;
-	Decreasing prices of hearing aids;

-	Increasing coverage of hearing aid products by HMO’s, PPO’s, unions, employer-sponsored groups, and Medicare and Medicaid to offset the costs to the end user; and
-	Substantial increase in testing of pediatric patients since the medical profession has become aware of hearing losses in infants and toddlers.

As a result of the increase in the early intervention area of audiology, many health care organizations, managed care organizations and health care insurance companies (including medicaid) have begun to reimburse the costs of implementing early intervention testing procedures in their reimbursement schedules. We are currently expanding our marketing efforts in the early intervention segment of our business, mainly through the efforts of John H. Treglia our president and CEO.

Our Sales and Dispensing Offices

We are currently operating three hearing aid sales and audiological testing facilities. These are retail sales and dispensing offices, which are located in medical arts buildings, independent store-fronts, and, in one case, on-site at a medical outpatient center. One of our retail offices is located in Yonkers, New York, one is in Mount Vernon, New York, and one is in Forty Fort, Pennsylvania. Our Mount Vernon facility is located on-site at The Wartburg Home of The Evangelical Lutheran Church in its 16,000 square foot outpatient facility.

Our Yonkers office and our Pennsylvania office are open and functioning on a full time basis. We had expected that another office in Yonkers, which was recently closed, would provide full time services on an as needed basis. However, such offices were recently closed since it failed to meet our projected profitability. Our Wartburg out-patient office is currently open two days per week and our Wartburg Nursing Home office is currently open an average of four days per month, on an as-needed basis. Our Ludlow Street Yonkers office is staffed and supervised by a full-time, licensed and certified audiologist and one full-time patient care coordinator. Our Pennsylvania office operates on a full time basis and is staffed by a state licensed hearing aid dispenser, as required by applicable Pennsylvania law and at least one clerical employee.

Our current New York sales and dispensing offices range from 600 to 1,100 square feet in size. These include our Yonkers office and our on-site Wartburg Outpatient Facility office, all of which are fully equipped with:

*	soundproof testing booths and state-of-the-art testing equipment that meets or exceeds all state standards; and

*	a full range of diagnostic and auditory-vestibular tests that assist referring physicians in the treatment of patients with hearing and balance disorders.

Our on-site nursing home offices, which do not have their own existing on-site testing booths and audiological equipment, are equipped with our portable electronic audiological equipment brought in by the audiologist at each visit. This equipment meets or exceeds the requirements of all federal and state agencies as well as all third-party payers. We have found this equipment to be adequate to serve the needs of almost all patients at these facilities and continually upgrade all equipment to the latest industry standards.

On-Site Offices

The Wartburg Adult Care Community Outpatient Clinic and The Wartburg Nursing Home

We have entered into lease and service agreements with The Wartburg Adult Care Community Outpatient Clinic and the Wartburg Nursing Home. These facilities are part of the Wartburg Adult Care Community which is located in a 36-acre campus in the town of Mount Vernon in Westchester County, New York. The Wartburg is a comprehensive senior health care complex which includes residential assisted living, nursing home, and critical care facilities as well as a 16,000 square foot Outpatient Health Services complex serving area residents as well as persons residing within the Wartburg facilities. Our contracts with the outpatient clinic and the nursing home provide for our:

*	Operating an on-site dispensing and testing office in the Wartburg
Diagnostic and Treatment Center (outpatient center). Under the terms of the contract, our office has use, at no cost, of a common reception and waiting room and reception personnel in the Wartburg, who will schedule and coordinate patient appointments. This facility is fully equipped, including a sound- proof booth, and all required electronic testing equipment as well as all other peripheral equipment necessary for appropriate audiological testing and the fitting and dispensing of hearing aids. This office is used for the treatment of both
non-resident outpatients and Wartburg assisted living facility residents. We are currently in the process of expanding the patient base to include early intervention (pediatric testing and evaluation)
as well as dispensing of hearing aids when deemed appropriate and necessary.

*	Operating a separate on-site dispensing and testing facility in
Wartburg nursing home (The Wartburg Home of the Evangelical Lutheran
Church, Inc.). Wartburg provides treatment and waiting room areas within the nursing home to be used as an audiological testing, fitting, and dispensing facility for its nursing home patients, utilizing portable and mobile, state of the art, testing and fitting equipment.

Presently, the Wartburg outpatient facility handles six hundred patient visits per month. We had anticipated that during the past six months, we would devote a total of approximately two to three days per week to patients at the Wartburg facilities, but we fell short of our expectations.

The Wartburg Diagnostic and Treatment Center had advised us that it intended to actively promote its outpatient services but financial constraints have prohibited them from doing so. We will continue to expand our own marketing program as soon as the financial resources are available to us. We intend to coordinate such a marketing program with the Wartburg so as to maximize promotion of our Wartburg outpatient facility, as well as our other facilities. Because of financial constraints, the Wartburg was unable to fully implement its projected marketing program. This has continued to negatively impact our projected growth of our audiological services and hearing aid sales. It is our belief that our continued coordinated marketing efforts and the physical presence of our facility on-site, will increase patient awareness of our services. To date, we have not been as successful in our business operations as our original projections had lead us to believe. With anticipated increases in capital and fording, we continue to believe these goals of additional revenues and/profitability can be attained. In response to the expected growth in pediatric and early intervention services which are to be added to those services we already provide, the Wartburg is in the process of constructing 2 separate waiting rooms for its patients. It is intended that one room will be for seniors and one will be for pediatric patients. This construction is not being undertaken solely to accommodate our patients but also for the Wartburg’s expected entrance into pediatric medical, psychiatric and physical rehabilitation services. As a result, we intend to increase our personnel and operating hours at the Wartburg Out-Patient Clinic in order to adequately service the non-resident outpatients that will be added, as well as the full time residents/patients of the facility.

Existing Contracts with Nursing Home Facilities

We have presently entered into contracts with approximately fifty eight nursing homes for the establishment of on-site offices and our appointment as sole provider of audiological services and products during the terms of the contracts. The following sets forth the nursing home facilities that we have entered into such contracts:

Daughters of Jacob Nursing & Rehabilitation Center	Bronx
Daughters of Jacob Adult Care	Bronx
Schervier Nursing Care Center	Bronx
Judith Lynn Adult Home	Bronx
Hebrew Hospital Home	Bronx
Laconia Nursing Home	Bronx
Hebrew Hospital Home	Greenburgh
Saint Joseph’s Hospital Nursing Home	Yonkers
New Sans Souci Nursing Home	Yonkers
The Wartburg	Mount Vernon
Outpatient Health Services @ The Wartburg	Mount Vernon
Shalom Nursing Home	Mount Vernon
ICF	Mount Vernon
Dumont Masonic Home	New Rochelle
Bethel Nursing & Rehabilitation Center	Croton-on-Hudson
Bethel Nursing Home, Inc.	Ossining
Cortlandt Manor Nursing Care Center	Cortlandt Manor

Northern Manor Geriatric Care Center	Nanuet
Northern Metropolitan RHCF	Monsey
Northern Riverview Nursing & Rehabilitation Center	Haverstraw
Wingate at Duchess	Fishkill
Wingate at St. Francis	Beacon
Wingate at Ulster	Highland
The Fountains at RiverVue	Tuckahoe
Eden Park Nursing Home	Poughkeepsie
Eden Park Health Care Center	E. Greenbush
(Rensselaer Co.)
Oakwood Care Center	Oakdale
(Suffolk Co.)
Florence Nightingale Rehabilitation & Nursing Center	Manhattan
Somers Manor Nursing Home, Inc.	Somers
Laconia Nursing Home	Bronx
Schervier Nursing Home	Bronx
New San Souci Health Care	Yonkers
Fieldston Lodge	Bronx
Throgs Neck Extended Care*	Bronx
Pelham Parkway Nursing Home*	Bronx
Concourse Rehabilitation & Nursing Center	Bronx
Waterview Hills Nursing Home	Purdys
Northwoods Facilities (3 facilities)	Albany
Victory Lake Nursing Home	Hyde Park

In the past we have aggressively pursued contracts with new nursing home facilities (especially those that have been made available to us pursuant to the needs of our association with Park Avenue Medical Associates, PC as set forth herein). However, we have currently curtailed these efforts due to capital constraints which prevent us from adding to our professional staff of audiologists and therefore adding to the number of nursing home and senior care facilities we are currently unable to service.

We are also in process of renegotiating existing contracts with these facilities to add additional revenues to make up for the cuts in Medicaid and Medicare reimbursement rate.

Contract With Park Avenue Health Care Management Inc.

On February 15, 2002, we executed an Agreement with Park Avenue Health Care Management Inc. and its affiliate, Park Avenue Medical Associates, P.C.(referred to herein, collectively, as “Park Avenue”) which closed on February28, 2002. Pursuant to this Agreement, Park Avenue contributed its entire Audiology business in consideration for the issuance of 1,200,000 of our shares to Park Avenue. Park Avenue is a health care management organization which services nursing homes, hospitals, assisted living facilities, adult day care centers, adult homes, and senior outpatient clinics. Park Avenue directly employs medical professional personnel, including physicians in both general and specialty practices and other health care professionals such as podiatrists, audiologists, and optometrists.

Nursing homes contract with Park Avenue for the services of its medical professionals, on a pre-determined schedule or on an as-needed basis. Park Avenue presently provides staff to approximately seventy-two nursing homes. We anticipate that with additional operating capital we will be able to service a majority of these nursing homes and senior care facilities.

Our Services

We provide all of our patients at our retail, nursing home, and out-patient clinic sales and dispensing offices with comprehensive hearing care services consisting of the following:

-	an interview with one of our audiologists or patient care coordinators respecting the hearing problems and all factors which may contribute to or cause such problems;
-	an internal and external examination of the patient’s ear performed by one of our audiologists;
-	an initial hearing screening to establish a permanent base-line hearing acuity and to determine whether the patient has a hearing problem;
-	if the initial screening indicates that there is a hearing problem, the audiologist will then perform additional testing and do a complete audiological evaluation, including:

*	air conduction;
*	bone conduction;
*	speech recognition thresholds;
*	most comfortable hearing level;
*	uncomfortable hearing level;
*	site of lesion tests, if required;
*	tymponometry;
*	acoustic reflex testing; and
*	acoustic reflex decay.

The patient is then counseled with respect to the results of the audiological testing and evaluation, the nature and extent of any hearing defects found, the possible effects of such hearing aids on the patient’s lifestyle, and the options for treatment with a hearing aid; and if it is determined that a hearing aid would be of benefit to the patient, an appropriate aid will be prescribed and fitted; the fitting process will include taking impressions of the affected ear or ears.

All hearing aids that we prescribe are custom made for the individual patient. Delivery is usually made within one week to ten days. When the patient receives the hearing aid, the audiologist explains the properties and capabilities of the hearing aid, and demonstrates proper insertion, removal, maintenance techniques, and the operation of all the features of the hearing aid. The patient is then re-tested wearing the hearing aid to enable the audiologist to determine whether the hearing aid is performing to prescribed standards and to evaluate the benefit to the patient. After one week, the patient care coordinator will contact the patient by telephone to discuss any problems or questions and to schedule a follow-up appointment if the patient or the patient care coordinator feels it is needed.

We provide follow-up services including, where necessary, additional personal contacts with the patient and/or the patient’s family, for the purpose of monitoring and guiding the patient’s progress in successfully utilizing the hearing aid and making all adjustments required to insure a successful outcome. We also have a family hearing counseling program to help the patient and his or her family understand the proper use of their hearing products and the nature of their disability. These services are provided on an as needed basis as determined by the licensed audiologists.

In addition to all of the foregoing services, at the Wartburg Nursing Home, and at all on-site offices which we may establish at other nursing homes in the future:

*	We continually coordinate with these facilities for the payments which have not been reimbursed by the various third party payors and are to be paid to us by the facilities or the patients (this does not include
Medicaid beneficiaries).

*	we work directly with the director of the facility and nursing staff to insure that all residents and patients are provided any required audiological assistance on a timely basis.

*	patient’s appointments are scheduled by the nursing home personnel at intervals of approximately one-half hour to forty-five minutes;

*	all patients are seen at the direction and referral of his or her ear nose and throat specialist or primary care physician;

*	we provide base-line hearing screening for all new admissions including residents and short-term rehab patients; and

*	results of all procedures are reported to the attending physician and become a part of the patient’s permanent medical records.

Early Intervention Services

While hearing loss has historically been considered an effect of aging, recently health care professionals as well as some government agencies, healthcare organizations and insurance companies have begun to increase their scope of services and coverage’s to include early interventions for infants and children up to the age of 16. The reason for the rise in early intervention is due to the fact that many organizations now believe that pediatric hearing impairment may be the cause, or part of the reason, for such disorders as Attention Deficit Disorder, Dyslexia, disciplinary problems, educational underachievement and disfunctional behavior with a family setting, especially with siblings. Unfortunately, many of these problems have been deemed to be caused by alcohol and drug abuse by the child’s mother or other prenatal problems which were not previously brought to light. We currently have referral contracts with and provide audiological services to the following agencies:

-First Step Services, Inc.
-Los Ninos Community Services
-Speech and Communications Professionals
-Project Rainbow
-Secundino Services, Inc
-Early Achievers Services, Inc.
-Paxxon Healthcare Services, LLC

As a result of our providing such services for these companies, we are continually approached by similar organizations and we believe that we can attain substantial growth in this new source of revenues to our company if our operating capital improves.

We were in negotiations to enter into a business combination with Paxxon Healthcare Services, Inc. However, we have ceased negotiations with Paxxon and we do not currently anticipate that we will enter into any form of business combination with Paxxon.

Our Products

A hearing aid is an electronic, battery-operated device that amplifies and transforms sound to allow for improved communications. All hearing aids consist of three components: the microphone, the amplifier, and the loudspeaker. Sound is received through the microphone, which vibrates in response to sound waves and converts the sound waves to electrical signals. The amplifier enhances the intensity of these signals before transmitting them to the loudspeaker where they are converted back to sound waves for broadcast in the ear.

All hearing aids that we prescribe are custom made for the individual patient. We have selected a variety of major worldwide manufacturers’ products, to make available through our offices, in order to provide the best possible hearing aid products for our patients. These include the latest digital technology available from Magnatone, Siemens, Phonak, Sonotome, Lori/Unitron, United Hearing Systems, and others. We are also able to make available, by special order, a large selection of other hearing enhancement devices including telephone and television amplifiers, telecaptioners and decoders, pocket talkers, specially adapted telephones, alarm clocks, doorbells and fire alarms.

Customers

To date, we have continued to expand our patient referral base by securing our appointment as the potential sole providers of hearing aids and audiological services to nursing homes, out-patient facilities, and adult group homes with whom we have contractual arrangements. We have also established relationships and have signed contacts with other types of health care organizations, such as HMO’s and PPO’s. Our affiliations with these types of health care organizations and facilities have grown rapidly to the extent that our current capital structure has allowed. Our customers include:

*	word of mouth generated by our existing patient base;
*	patients who are participating members of health care organizations, who come to us as a result of contractual (or in some cases, non-contractual) arrangements with such organizations, appointing us as an approved, preferred, or sole, provider of audiological care to their members. As a provider, we are listed in the organization’s provider manual as a source for audiological services and products;
*	patients who are referred to us by out-patient health care clinics and hospitals;
*	patients who are referred to us, on an out-patient basis, by nursing homes and senior care facilities at which they reside;
*	patients who are referred to us by area physicians with whom we have established relationships;
*	patients who are treated on an in-patient basis in nursing homes or senior care facilities; and
*	pediatric patients referred to us by local school districts, pediatric managed care organizations and local pediatric physicians.

Existing Contracts With Health Care Providers and Third-Party Payers

To date we have entered into contracts for the provision of audiological services with an excess of sixty health care provider organizations, as well as third-party payers such as Medicare and New York State Medicaid. We expect these additional contracts to continue to grow as we progress. We believe that we currently have sufficient staff and facilities which are geographically accessible for all participants in organizations which we have contracted with. Some of these groups and organizations include:

Medicare Federal Health Care Program, Parts A and B;

New York State Medical Assistance (Title XIX) Program/Medicaid;

Independent Health Association;

Magnacare Health Care;

Empire Blue Cross Blue Shield Health P.P.O.;

Corvel Corporation;

Oxford Health Plans (New York, Inc.);

Health Insurance Plan of Greater New York and Group;

Community Choice Health Plan, Inc.;

Better Health Advantage, Inc.;

Fidelis Health Care, Inc.

Health Source Westchester Pre-Paid Health Services Plan, Inc.;

Workers Compensation Agreement;

Preferred Choice Management Systems;

Speech and Communications Professionals;

Los Ninos Services, Inc.

Genesis Health Care, Inc.

Pomco

National Ear Care Plan, Inc.

Paxxon Health Care Services

Visiting Nurse Services of Bronx/Westchester Counties

United Health Care

Local 1199

Blue Cross Senior Plans

Aetna US Health Care

Blue Cross Senior Plan

GHI (General Health Insurance)

AARP (Secondary Pay)

American Postal

Workers Union

United America Insurance

Mutual of Omaha

Cigna

City of Yonkers

First United (Secondary Payer)

Westchester Community Health Plan

Local 32 E

Health Source

Fidellis

Oxford

Genesis Health Care

Generally, our agreements with health insurance or managed care organizations provide for services to be offered on four different bases, including:

(1)	fee for service basis based on a contractual rate which we offer to provider’s members (all paid for by the patient); and

(2)	an encounter basis where we are paid a fixed fee by the insurance or managed care organization for each hearing aid sold (with the balance paid to us by the individual member).

(3)	a special Medicare/Medicaid encounter basis where we are paid a fixed fee by Medicare and/or Medicaid for particular audiological services, at a price preestablished by Medicare or Medicaid (other than the
“deductible” amount, which is paid either by the patient or other third-party payers).

(4)	For those services not covered by a third party payor to be paid either by the facility or the patients family members.

Requirement for Renewal of Agreements with Health Insurance and Managed Care Organizations

The terms of most agreements with health insurance and managed care organizations are subject to renegotiation annually. Moreover, most of these agreements may be terminated, at any time, by either party on 90-days notice. Even if we are successful in expanding our base of contracts with such organizations and institutions, the early termination or failure to renew such agreements could adversely affect our results of operations. To date, we have not been terminated and, in some instances, new and updated contracts have been signed.

Nursing Homes

Approximately fourteen nursing homes, assisted living facilities and adult day care centers currently provide out-patient referrals and transportation of their residents to our Ludlow Street office. We also provide limited on-site testing and evaluations within these nursing homes for residents who are disabled or infirm. These nursing homes include:

Kings Terrace/Terrace Health Care	Bronx
Manhattanville Nursing Home	Bronx
Methodist Church Home	Riverdale
Riverdale Nursing Home	Bronx
Tarrytown Hall Care Center	Tarrytown
Classic Residence by Hyatt	Yonkers
St. Joseph’s Nursing Home	Yonkers
Saint Joseph Geriday Care	Yonkers
Sutton Park Adult Care	Yonkers
Varian Woods Assisted Living	Riverdale
Sprain Brook Manor	Yonkers
Saint Michaels/Nursing Home	Westchester
Mary The Queen/Retired Nuns	Bronx
Saint Joseph’s Long Term Care	Yonkers

Existing Referral Arrangements With Out-Patient Facilities

We have established relationships with four local out-patient facilities and these referrals continue to steadily increase. We believe that patient referrals from these sources will continue to grow based upon the positive feedback we receive from these out-patient facilities.

On-Site Offices

We have established an on-site office at The Wartburg Adult Care Community Outpatient Clinic, where our location makes us the sole on-site audiological services provider to patients being treated at the clinic. We have also established an on-site office at The Wartburg Nursing Home where we are the exclusive provider of audiological services to all residents at the Nursing Home. Our audiologist visits the out-patient clinic two half-days per week and the nursing home four half-days per month. On average, our audiologist sees approximately six to eight patients, per half-day, at each of these facilities.

We had expected that the amount of time our audiologists would spend at the out-patient clinic would increase to at least two full days per week. The current financials constraints taking place at this facility have negatively impacted this anticipated growth.

Area Hospitals

We have established relationships with five area hospitals who have been referring patients to our Ludlow Street office. We believe that if we receive the necessary infusion of additional capital, the growth in the number of our sales offices will put our services within the geographical reach of an increased number of the patients of these and other hospitals. We therefore, expect that these relationships will have a continuing impact on the volume of our out-patient referrals. The hospitals with which we have established patient referral relationships are:

1.	Saint Josephs Medical Center South Yonkers, NY
2.	Yonkers General Hospital South Yonkers, NY
3.	Montefiore Medical Center Northeast Bronx, NY
4.	Westchester Medical Center White Plains, NY
5.	Saint Johns Medical Center

Physician Referrals

Referrals from physicians are generally based upon personal contacts and established patient and physician satisfaction. We endeavor to maintain our relationships with referring physicians by using a timely comprehensive medical reporting system which provides each referring physician with a full audiological report on each of their patients that visit our offices.

Payments for Services

Our customer base includes self-pay patients, patients whose costs are covered by medicare or medicaid, patients whose costs are covered by private health care organizations; and patients whose costs are covered as union benefits). Treating Medicare and Medicaid patients involves payment lag issues which are currently problematic for us because of our current capital constraints. Current Medicare and Medicaid payments for audiological services and hearing aids can take as long as 120 to 180 days after approved services are provided and hearing aids are dispensed. In order to assist us with the cash flow lag, we have been successful in obtaining from some of our suppliers an extension of their normal payment term. We are hopeful that if the current domestic economic conditions improve in the near future, we will be able to put bank financing arrangements into place which will provide us with a credit line for working capital. Beginning in February 2002, we began billing Medicare directly on-line. We anticipate that this will continue to accelerate our collection time. Medicaid does not currently have an on-line billing system for audiological services or the billing for hearing aids dispersed, and we therefore continue to encounter the long payment lag from time of service to actual payments.

Sales and Marketing

Recognizing the vast untapped market of hearing impaired individuals we intend to continue to expand our marketing efforts to include, on a more highly concentrated basis self-pay patients who had previously not been our principal customer base, to include:

-	physicians in private or group practices;
-	providers of group health care;
-	unions;
-	nursing homes;
-	senior care facilities;
-	out-patient health care clinics;
-	hospitals;
-	speech pathology groups;
-	nursing home managed
-	health care organizations; and
-	third party payers, including Medicare and New York State
Medicaid.

Marketing to these organizations and entities has consisted and for the near forseable future solely of personal contacts by our president, John H. Treglia, with all of the types of entities and organizations listed above.

Proposed and Existing Advertising and Marketing Program

We intend to continue to try to bring our company and our services and products to the attention of managed care providers, which can promote our products and services to the hearing impaired, and to their participating members. In connection with this, we began a proposed, but somewhat limited, joint advertising campaign with the Wartburg Out-Patient Clinic. The combined capital constraints of the Wartburg and our company have continued to cause all current advertising to be discontinued. We also intend to increase our marketing efforts to the self-pay, (uninsured patient) market when sufficient operating capital is made available. Our marketing plan contemplates implementing an aggressive advertising and marketing program focused on both of these markets, highlighting the quality of our services and products, as well as competitive pricing. In addition, to address the substantial growth in the number of assisted living facilities and nursing homes, we intend, when financial resources are available, to retain a director of senior care and nursing home marketing to promote and develop relationships with such establishments. At present, all marketing to health care organizations is done by our CEO, Mr. Treglia. Our marketing and advertising efforts have been continually hindered by our capital constraints which have adversely effected our originally projected higher gross profit percentages.

It is our goal to establish ourselves as a provider of highly professional services, quality products, and comprehensive post-sale consumer education. Our marketing campaign, although currently limited, will emphasize company-operated, free seminars on hearing and hearing loss, as well as direct consumer advertising in local radio, newspaper, and, eventually, television media.

In April of 2002 we entered into a binding letter of intent with United Hearing Systems, Inc. to purchase all of their assets. Although our management devoted a substantial amount of time and resources into this potential acquisition during the 2002 year we ultimately determined that the purchase of these assets would not have the original perceived positive impact on our potential profitability.

Business Strategy - Audiological Services

Our business plan recognizes that increasing the number of our sales offices will make our services conveniently accessible to a greater number of participating members of health care organizations and other entities with which we have relationships or may establish relationships. Our plan is therefore to couple such an increase in offices with an expansion of our patient referral base. We expect this two-pronged approach to enable us to substantially increase the volume and profitability of our business by further concentrations on the private pay population. We believe that our success will be largely dependent upon our ability to raise capital and then use such funds to:

*	expand and emphasize our marketing efforts to include the growing adult assisted living community nursing home and adult day care population;
*	expand our existing operations, first in the New York metropolitan area and then on a regional basis;
*	distinguish our company from its competitors as a provider of hearing healthcare services to not only the affluent private pay population;
*	effectively market our products and services to service the growing pediatric patient base.

We believe that, in addition, the hearing aid industry, as a whole, must use customer satisfaction, advertising, and educational programs to strengthen consumer confidence in the industry and to educate the hearing impaired population with respect to:

*	the importance of professional hearing testing;

*	the availability, ease of use, and effectiveness of the newest hearing aid technologies; and

*	the ability to arrange financing for hearing aids through an arrangement with several emerging lease financing organizations which arrange for lease-purchase financing of hearing aids on reasonable terms, especially directed to the senior citizen marketplace and other hearing impaired persons on fixed incomes.

Proposed Financing Plans

In order for us to implement our business plan, we will require financing in a minimum amount of $500,000 during the next twelve months. We intend to use our best efforts to generate between $500,000 and $1,000,000 in equity or convertible debt financing from a private placement of our securities within six to eighteen months. To date, we have received limited financing which we believe is in part attributable because of the current years market conditions. At this time, we are unable to state what the terms of the anticipated private placement will be or the amount of shareholder dilution which will result from the intended financing.

If we are unable to raise these funds through a private placement, we will endeavor to raise the required financing from other sources such as lease financing for major equipment purchases and loans from banks or institutional lenders. We cannot be certain that we will be able to raise the required financing from any of the foregoing sources.

If we fail to do so, our growth will continue to be curtailed and we will concentrate on increasing the volume and profitability of our existing outlets, using any surplus cash flow from operations to expand our business as quickly as such resources will support.

Dependence on Outside Manufacturers of Hearing Aids

We currently make available to our customers hearing aids supplied by approximately five major manufacturers, as well as hearing enhancement devices manufactured by other companies. There are currently approximately 40 manufacturers of these products world wide and few manufacturers offer dramatic product differentiation. We are therefore confident that, in the event of any disruption of supply from any of our current sources, we could obtain comparable products from other manufacturers on comparable terms. We have not experienced any significant disruptions in supply in the past.

Dependence on Qualified and Licensed Audiological Personnel

We employ New York State licensed, ASHA certified audiologists in our New York offices. In our Pennsylvania office and in-home services, Registered Hearing Aid Fitters provide primary services, with licensed audiologists available on a consulting basis. In our New York area operations, we currently have two full-time, and one part-time, New York State audiologist. In our Pennsylvania operation, we have four available Registered Hearing Aid Fitters in Pennsylvania, who are employed by us, on a part-time basis, as independent contractors, and two Pennsylvania licensed audiologists available on a consulting basis for special needs.

Should we be unable to attract and retain qualified audiologists or Registered Hearing Aid Fitters, either as employees or independent contractors, it could limit our ability to compete effectively against competing hearing aid retailers and thus adversely affect our business. There are currently 6,000 audiologists in the United States and approximately 200 educational institutions in the United States which offer audiology degree/certification programs. There is therefore no current or potential shortage of qualified personnel. However, while we have not encountered any problems attracting and retaining sufficient audiological staff, it is possible that we could find ourselves at a competitive disadvantage against larger, better financed, and more well established hearing aid providers for the services of qualified personnel.

Government Regulation

Federal

The practice of audiology and the dispensing of hearing aids are not presently regulated on the Federal level. The United States Food and Drug Administration (“FDA”) is responsible for monitoring the hearing care industry. Currently there are only two regulations affecting the sale of hearing aids:

(i)	A physician’s review. While the FDA requires first time hearing aid purchasers to receive medical clearance from a physician prior to purchase, patients may sign a waiver in lieu of a physician’s examination. A majority of our patients and targeted market are members of the managed care or institutional providers with whom we have contracts, or whom we expect to enter into contracts with, to provide hearing care. Some of these organizations require a physician referral. Consequently, even if any new federal or state physician referrals are mandated in the future, they should not be expected to have an adverse impact on our operations.

(ii)	A return policy. The FDA requires states to adopt a return policy for consumers offering them the right to return their products, generally within three to forty five-days. In Pennsylvania, where the state mandated return period is three days, we offer our customers a full thirty-day return policy. In New York, the state requires a forty-five day return period, which we comply with. Moreover, if our audiologist determines that an individual patient requires additional time to become acclimated to using a hearing aid, we will extend the return period to accommodate such special needs.

In addition, because we accept Medicare and Medicaid patients, each of our sales and dispensing offices must maintain their eligibility as Medicare/Medicaid providers and must comply with related federal anti-fraud, anti-kickback and other applicable regulations. Federal laws prohibit the payment of remuneration(“kickbacks”) in return for a physician referring a Medicare or Medicaid patient, and those laws limit physicians from referring patients to providers in which they have a financial interest. We believe that none of our managed care or other provider contracts or our relationships with referring physicians are violative of the anti-kickback statute.

We are unable to predict the effect of future changes in federal laws, or the impact that changes in existing laws or in the interpretation of those laws might have on our business. We believe we are in material compliance with all existing federal regulatory requirements.

State

Generally, state regulations, where they exist, are concerned primarily with the formal licensure of audiologists and of those who dispense hearing aids and with practices and procedures involving the fitting and dispensing of hearing aids. In Pennsylvania and New York, where we currently operate, and in New Jersey and Connecticut, which are part of our currently targeted markets, such regulations do exist. We believe we are in compliance with all applicable regulations in Pennsylvania and New York and we intend to format all of our programs in Connecticut and New Jersey so that they are in full compliance with the regulations of those states. While we believe it is unlikely, there can be no assurance that regulations will not be promulgated in states in which we operate, or plan to operate, which could have a material adverse effect upon us. Such regulations could include stricter licensure requirements for dispensers of hearing aids, inspections of centers for the dispensing of hearing aids and the regulation of advertising by dispensers of hearing aids. We know of no current or proposed state regulations with which we, as we currently operate, could not comply.

Product and Professional Liability

In the ordinary course of our business, we may be subject to product and professional liability claims alleging the failure of, or adverse effects claimed to have been caused by, products sold or services which we have provided. We maintain insurance at a level which we believe to be adequate. Each of our licensed audiologists is also required by state law to carry appropriate mal- practice liability insurance. All of our audiologists have furnished us, as well as all nursing homes, assisted living, adult day care, senior care, HMO’s, PPO’s and other managed care organizations with whom we have contractual or other relationships with copies of their insurance coverage certificates. As apart of this process we also keep records of all license and insurance anniversary and/or effective dates to attempt to insure compliance. We believe that they are all in compliance with applicable federal and state requirements. Also included as a part of compliance with the credentialing requirements, copies of all educational degrees, certificates and licensing are appropriately maintained. While we believe that it would be highly unlikely that a successful claim would be in excess of the limits of our insurance policies, if such an event should occur, it could conceivably adversely affect our business. Moreover, because we distribute products manufactured by others, we believe we will have recourse against the manufacturer in the event of a product liability claim. It should be noted however that we could be unsuccessful in a recourse claim against a manufacturer or, that even if we were successful, such manufacturer might not have adequate insurance or other resources to make good on our claim.

Competition

The hearing care industry is highly fragmented with approximately 11,000practitioners providing testing and dispensing products and services. Approximately 2,500 of these practitioners are audiologists working for hospitals or physicians, 2,500 of the practitioners are licensed audiologists in private practice, and the remaining 6,000 are hearing aid specialists. Industry surveys estimate that approximately 5% of all hearing aids are sold in physicians’ offices, 60% are dispensed by qualified audiologists in private practice, and the remaining 35% are sold by hearing aid specialists.

Because there are no federal, state or local regulatory or oversight agencies in the hearing care industry, it is not possible to determine the precise number of competitors in every market which we are operating in or which we intend to enter. Our present plan is to continue to focus our efforts primarily on urban, high density population areas, since we believe these areas will best implement our current business plan and potential growth with a minimal amount of impact on our current capital structure.

Most competitors are small retailers generally focusing on the sale of hearing aids without providing comprehensive audiometric testing and other professional services. However, some of our chief competitors offer comprehensive services and have large distribution networks and brand recognition. Principal among these are: (1) Bausch & Lomb, a hearing aid manufacturer whose distribution system is through a national network of over 1,000 franchised “Miracle Ear” stores including 400 located in Sears Roebuck & Co. stores; (2) Beltone Electronics Corp., a hearing aid manufacturer that distributes its products primarily through its network of approximately 1,000 “authorized” distributors; and (3) HEARx LTD., a hearing aid distributor whose dispensing and distribution system is through a network of approximately 79 company owned centers located in Florida, New York, New Jersey, and California.

To the best of our knowledge, except for HearX, most national networks primarily offer hearing aids only and do not provide the comprehensive diagnostic services, use of audiologist services or other ancillary products offered by us. More importantly, they do not use the services of audiologists in the majority of their centers. However, these networks are owned by companies having greater resources than are available to us, and there can be no assurance that one or more of these competitors will not expand and/or change their operations to capture the market targeted by us. Nor can there be any assurance that the largely fragmented hearing care market cannot be successfully consolidated by the establishment of co-operatives, alliances, confederations or the like which would then compete more effectively with us in our intended market areas.

Employees

As of June 1, 2004, in our New York area operations, we had a total of four full-time, and two part-time employees. Full-time employees include, our president and CEO, John H. Treglia, two New York State licensed audiologists, and one receptionist - patient care coordinator. In our Pennsylvania operations, we employ two full-time employees. Our part-time employees consist of three Pennsylvania Registered Hearing Aid Fitters, who work for us, on an as needed basis (part- time), and two Pennsylvania licensed audiologists who consult with us on an as needed basis.

The loss of the services of Mr. Treglia would adversely affect the conduct and operation of our business. To date we have not purchased a “key man” insurance policy on Mr. Treglia’s life. However, we intend to purchase such a policy in the amount from $1M to $3M, at such time as we have the financial resources to do so.

COMPREHENSIVE NETWORK SOLUTIONS, INC.

Section A Mission & Purpose

The hearing aid industry was changing at a rapid pace and management decided to identify additional opportunities to position Us as a major provider of health care delivery systems.

The first successful result of this search was the acquisition of 100% of the stock of Comprehensive Network Solutions, Inc. (CNS) an Austin, Texas based company in the business of disease management through the development of healthcare networks with common purposes. Our management believes this is the foundation for a premier medical savings card in the rapidly expanding market place. CNS’s discount medical savings card can be customized to serve both retail and commercial markets with a broad menu of health care service options. CNS’s early entry into the market should enable CNS to capture a large market share in a short period of time.

Background:

Significant market changes have occurred over the past two years that creates an advantageous environment for new health care financing initiatives in all three major commercial markets - Employee Benefits, Individual Health Benefits and Workers’ Compensation. These changes present the opportunity for traditional and complimentary medicine to increase their collaboration coupled with innovative consumer choice and defined contribution products which are the foundation of Comprehensive Network Solutions business strategy and plans.

Change 1: As the cost of health care has begun to increase in double digits again, employers, health insurers and the uninsured are all searching for alternatives to traditional health insurance, health plans and HMO’s. Initial efforts in the market have focused on medical savings plans and defined contribution alternatives. This is leading to the logical consumer focused alternative of limited indemnity reimbursement plans coupled with discounted networks of preferred providers. Historically consumers, employers and health issuers focused on choosing the insurance plan that met their anticipated financial needs and then concerned themselves with what health care providers they could access. The move toward consumer choice requires the benefit purchaser, now the individual with either their own or their employers fixed dollar amount to spend, to choose the health care providers they want to access and then choose the financing arrangement that best meets their individual needs. For all segments of the benefit market, this shift of purchase priority means that consumers are demanding a broad array of health care providers including complimentary and alternative care.

CNS, Inc. Business planning includes products, administration and product distribution to exploit this market change in a defined geographic market initially, and then broadening to more markets with improved products. The initial packaged products include six levels of providers networks and one limited indemnity medical insurance plan. These products have been trademarked as CNS Select, CNS Advantage, CNS Optima and CNS 500 Plan which will be marketed to individuals utilizing the chiropractic networks either owned or under the control of

CNS, Inc. Summaries of these products are attached to this business plan of reference. These products will be marketed to employers, unions, trade associations and municipalities.

Change 2: Traditional employee benefit plans and workers’ compensation plans have begun incorporating disease management processes and services into their operations. Disease management programs are based on the principle that there are a few diagnosis that generate most of the cost of a health plan and that these diagnosis can be managed cost effectively through the introduction of a closed network of health care providers who agree to follow evidence based, best practice diagnostic and treatment guidelines for patients with these specific diagnoses. Seminal work on this cost management and patient outcomes strategy began over 15 years ago and has progressed for diseases such as diabetes, heart disease, stroke, arthritis and others. Diseases and conditions of the back, neck and upper extremities were primarily ignored until recently. These conditions are now a focus of disease management as their costs increase compared to the costs of other diseases which have been reduced comparatively. Until the early1990s, back conditions were not in the top 15 diagnoses by costs. Today, these conditions rank in the top 10 for cost with the least positive patient outcomes.

CNS, Inc. Began in 2002 with a mission to develop disease management treatment guidelines that would address back, neck and upper extremity musculoskeletal conditions specifically for workers’ compensation. During the past year, these have been codified and copyrighted. Through an affiliation with the Health Partners, the strategy is to develop Exclusive Provider Organizations (EPO) in markets where state regulation enables workers’ compensation plans to direct injured workers to specific health care providers. The CNS’ EPO’s will be marketed to workers’ compensation and employee benefit plans on the basis access fees, case management fees and shared savings of future medical costs versus historic medical costs and patient outcomes. The longer term strategy will be implemented based on actual performance of CNS disease management outcomes over a period of one or more years’ data.

Mission: Provide high quality consumer choice and defined contribution health care benefits for employees and uninsured and underinsured individuals while continuing development of evidence based disease management program for musculoskeletal conditions of the back, neck and upper extremity.

Purpose: Focus on those marketing health care benefits that will meet the real perceived health care needs of consumers, enabling these prospective clients to choose appropriate providers and financial arrangements that best meet their individuals needs. Complete development and market implementation of a high quality musculoskeletal disease management program for target markets with directed care of workers’ compensation cases.

ITEM 2. PROPERTIES

Corporate Headquarters

Our corporate headquarters is located in Suite 602, The Ludlow Street Medical Building, located at 45 Ludlow Street, Yonkers, New York. This office consisted of 850 square feet. We recently leased an additional 800 square feet to accommodate additional sales and administrative personnel hired by us pursuant to the acquisition of Comprehensive Network Solutions, Inc. (see subsequent event).

We occupy these premises pursuant to a five year lease with Diamond Properties, Inc. which expires in February 2006. With the additional space, our lease calls for monthly rental payments of $2,100 fully inclusive of all utilities, taxes, and other charges. The building in which these offices are located is of a newly renovated, seven story building which houses the private offices of approximately twenty physicians, dentists, and other medical professionals, with adequate, free, or off street parking available. It is located off of a main street and is around the corner from Saint Joseph’s Medical Center, a major area health care facility.

Ludlow Street Sales and hearing Aid Dispensing Office

We have a retail sales and dispensing office located on the first floor lobby of the Ludlow Street Medical Building in a retail space adjacent to the elevators. We occupy this space pursuant to a five-year lease with Diamond Properties Inc, which will expire in February 2006. The lease calls for monthly rental payments of $1,087, fully inclusive of all utilities, taxes and other charges.

This facility comprises approximately 800 square feet and has a glass enclosed, visible waiting and reception area and a private fully equipped testing and dispensing office. This office is fully equipped as an audiological and hearing aid dispensing facility; equipment includes: (i) a full spectrum hearing suite, consisting of a wheel chair accessible sound-proof testing booth, of approximately 10 feet x 12 feet, designed to accommodate the needs of pediatric patients as well as handicapped adults; (ii) an electronic audiometer; (iii) an electronic tympanometer; (iv) a computerized hearing aid programmer; and (iv)other required peripheral testing, fitting and repair equipment. This equipment was purchased, used, from Saint Joseph’s Hospital, which has discontinued its audiological services department. The equipment purchased from Saint Joseph’s included, in addition to the equipment listed above, a second full spectrum hearing suite, which we are presently keeping in storage. All of the equipment which we purchased from Saint Joseph’s, and which we are currently using, is modern and has been totally refurbished and recalibrated. Saint Joseph’s original cost for this equipment was approximately $54,000 and its replacement cost would be approximately $78,000. We were able to purchase, relocate, refurbish and recalibrate the equipment for a total cost of $19,000. This equipment enables us to fully service all patients whom we see at this facility, including the nursing home patients who are brought to us on an out-patient basis as well as pediatric patients.

The Wartburg Diagnostic and Treatment Center On-Site Facility

On April 1, 2001, we began operations at our dispensing and testing office located on-site at the Wartburg Adult Care Community, Outpatient Clinic. This office is approximately 500 square feet and is located in the Outpatient Health Services Building on the Wartburg Mount Vernon Campus. We are permitted the use of common reception and waiting room facilities. The Wartburg also makes available to us, without additional charge, a large meeting room in which can run our hearing health care fairs in conjunction with the Wartburg. We occupy this office pursuant to a lease between our subsidiary, Interstate Hearing Aid Service and The Wartburg Diagnostic and Treatment Center. This lease is for an unspecified term beginning on March 12, 2001. The lease calls for monthly rental payments of $375, fully inclusive of all utilities, taxes, and other charges. The lease amount is subject to review upon written request by either party on the March 12th anniversary date of the lease. This dispensing office is outfitted and equipped with: (i) a standard size wheel-chair accessible sound-proof booth, (ii) an electronic audiometer; (iii) an electronic tympanometer; (iv) a computerized hearing aid programmer; and (iv) other required peripheral testing, fitting and repair equipment.

Under the terms of the lease, we are required to maintain certain medical and administrative practice policies and procedures of the Outpatient Facility. We are also obligated to provide specified levels of audiological services at specified times, to maintain professional liability insurance, and to indemnify the Outpatient Clinic.

The Wartburg Home of the Evangelical Lutheran Church On-Site Facility

We operate a dispensing and testing facility at The Wartburg Home of the Evangelical Lutheran Church, a nursing home. This facility is approximately 150 square feet and is located on the third floor of the building housing, The Wartburg Skilled Nursing Facility on the Wartburg Mount Vernon Campus. We occupy this facility pursuant to a lease between our subsidiary, Interstate Hearing Aid Service and The Wartburg Home of the Evangelical

Lutheran Church. This lease is for an unspecified term beginning on March 15, 2001. The lease calls for monthly rental payments of $200, fully inclusive of housekeeping, security services, all utilities (excluding telephone charges),taxes, and other charges. The lease amount is subject to review upon written request by either party on the March 15th anniversary date of the lease. The equipment used in this office consists of portable audiological equipment, specifically designed to be in compliance with all federal and state requirements as well as those with all third-party payers, and brought in by the audiologist at each visit. This equipment is also used for bed-side testing when required for the treatment of infirm patients. Under the terms of the lease, we are required to maintain certain medical and administrative practice policies and procedures of the Outpatient Facility. We are also obligated to provide specified levels of audiological services at specified times, to maintain professional liability insurance, and to indemnify the nursing home.

Pennsylvania Forty-Fort Office

We currently lease an 800 square foot, street level office at 142 Wells Street, Forty-Fort, Pennsylvania. This facility is located in the main business district of Forty-Fort and the space is utilized for administrative, sales, dispensing, and telemarketing activities. The facility is divided among offices, waiting rooms, a sound deadened testing area, a dispensing area, and small telemarketing area. This facility is also used as a coordination center for our Pennsylvania licensed hearing aid fitters, who test and dispense hearing aids on an in-home basis, the most common method of dispensing hearing aid products in rural areas.

ITEM 3. LEGAL PROCEEDINGS

We are unaware of any pending or threatened legal proceedings to which we are a party or of which any of our assets is the subject. No director, officer, or affiliate, or any associate of any of them, is a party to or has a material interest in any proceeding adverse to us.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS.

During the year ended February 29, 2004, we did not submit any matters to a vote of our shareholders.

PART II

ITEM 5. MARKET FOR THE REGISTRANT’S COMMON STOCK AND RELATED SECURITY HOLDER MATTERS

Our common stock, $.10 par value, was traded on the American Stock Exchange under the symbol “NAN” until April 17, 1998. Because we had fallen below American Stock Exchange guidelines for continued listing, effective April 17,1998, our common stock was delisted. It is currently traded in the over-the-counter market and quoted on the OTC Electronic Bulletin Board maintained by the National Association of Securities Dealers, Inc. (the “OTC Bulletin Board”). The stock was quoted on the OTC Bulletin Board under the symbol NANK until March 3, 2000, when we filed a Voluntary Petition under Chapter 11 of the Bankruptcy Code in the U.S. Bankruptcy Court for the Southern District of New York. After that date, our OTC Bulletin Board Symbol was changed to, NANKQ. On January 25, 2002, when the “Reverse Acquisition” was made on a stock-for-stock-basis pursuant to the terms of our Chapter 11 reorganization, the symbol was changed to NTKI. The following table sets forth representative high and low bid prices by calendar quarters during the period from (March 1,2000 through February 29, 2004) and the subsequent periods. The level of trading in our common stock has been sporadic and limited and the bid prices reported may not be indicative of the value of our common stock or the existence of an active market. The OTC market quotations reflect inter-dealer prices without retail markup, markdown, or other fees or commissions, and may not necessarily represent actual transactions.

	Bid Prices Common Stock
Period	Low	High

Fiscal Year Ended February 28, 2002

May 31, 2001	$0.01	$0.05
August 31, 2001	0.01	0.07
November 30, 2001	0.01	0.50
February 28, 2002	0.15	0.80

Fiscal Year Ended February 28, 2003

May 31, 2002	$0.75	$1.75
August 31, 2002	0.40	0.95
November 30, 2002	0.08	0.65
February 28, 2003	0.10	0.23

Fiscal Year Ended February 29, 2004

May 31, 2003	$0.75	$1.75
August 31, 2003	0.60	0.17
November 30, 2003	0.62	0.81
February 29, 2004	0.55	1.37

We have never paid any cash dividends on our common stock, and have no present intention of doing so in the foreseeable future.

As of February 29, 2004, we had 180 shareholders of record.

ITEM 6. SELECTED FINANCIAL DATA

The following table sets forth our selected consolidated financial information For the three fiscal years ended February 29, 2004.

The information set forth below should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operation” and in conjunction with our Consolidated Financial Statements and notes appearing elsewhere in this report.

For Fiscal Year Ended

(In thousands, except per share amounts)

	Feb. 28	Feb. 28	Feb. 28
	2004	2003	2002

Summary Statements of Operations

Net sales	$409	$406	$38
Gross profit	88	83	9
Net (loss) gain sale of asset	--	--	--
Net gain sale of asset	--	--	--
Net income (loss)	330	(169)	1,370
Net earnings (loss)
per share-basic
and diluted	(.03)	(.02)	.38
Average shares
outstanding	9,834	8,440	3,620

Summary Balance Sheet Data

Total assets	928	828	827
Working capital	181	40	147

Long-term debt (exclusive
of current maturities)	30	--	--
Convertible subordinated
debt	--	--	--
Stockholders’ equity	752	642	701

ITEM 7. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following is management’s discussion and analysis of significant factors which have affected our financial position and operations during the fiscal years ended February 29, 2004 and February 28, 2003. This discussion also includes events which occurred subsequent to the end of the fiscal year ended February 29, 2004, and contains both historical and forward- looking statements. When used in this discussion, the words “expect(s)”, “feel(s)”, “believe(s)”, “will”, “may”, “anticipate(s)” “intend(s)” and similar expressions are intended to identify forward-looking statements. Such statements are subject to certain risks and uncertainties, which could cause actual results to differ materially from those projected. Factors that might cause or contribute to such differences include, but are not limited to, those discussed in “Risk Factors”. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Readers are also urged to carefully review and consider the various disclosures elsewhere in this Report which discuss factors which affect the Company’s business, including the discussion at the end of this Management’s Discussion and Analysis.

This discussion should be read in conjunction with the Company’s Consolidated Financial Statements, respective notes and Selected Consolidated Financial Data included elsewhere in this Report.

The Reorganized Company

Pursuant to the terms of our Chapter 11 Plan of Reorganization, we effected a “Reverse Acquisition” by which we acquired all the issued and outstanding capital stock of Accuntone, Inc., a Pennsylvania corporation.

As a result of the above-described acquisition, Accutone Inc. (together with Accutone’s wholly-owned subsidiary, Interstate Hearing Aid Service, Inc.) is now our wholly owned subsidiary. Through February 29, 2004, we had no business or assets other than those which we acquired through our acquisition of Accutone. (see subsequent event for disclosure of business acquired after February 29, 2004). With respect to our current business, history, and prospects, Accutone is the predecessor of Nantucket.

We are directly, and indirectly through our subsidiaries, Accutone Inc. and Interstate Hearing Aid Service Inc., in the business of distributing and dispensing custom hearing aids. Our predecessor, Accutone Inc. was formed under the laws of the State of Pennsylvania in October 1996 for the purpose of engaging in the manufacture, dispensing, and distribution of hearing aids. In1998, Accutone acquired 100% ownership of Interstate, a Pennsylvania corporation and an FDA licensed hearing aid manufacturer which has been in the hearing aid business for approximately 35 years. In the Fall of 2000, Accutone discontinued all manufacturing operations and changed the focus of its marketing to include, not only the individual, self-pay patient, but health care entities and organizations which could serve as patient referral sources for us.

Until the summer of 2000, a small portion of our business consisted of manufacturing operations. However, because of changes in the competitive climate of the hearing aid manufacturing industry and the comparatively small level of our operations, we discontinued all manufacturing on July 30, 2000. This marked the beginning of a significant change in our then effective business plan, which now encompasses concentrating our marketing to nursing homes, hospitals, out-patient clinics, members of managed health care providers, such as health maintenance organizations (“HMO’s”), Physician Provider Organizations (physician group practices known as “PPO’s”), union health plans, medicare, and medicaid while expanding an advertising campaign aimed at individuals in the non-insured self- pay market. The geographic emphasis on this business has been and will continue to be focused in the New York metropolitan area. Since implementing this business plan, we have entered into contracts with approximately 63 managed health care provider organizations, unions, local municipalities and secondary health care insurance providers and pediatric care organizations in the New York metropolitan area, including Medicare and Medicaid. We are continually in negotiations with other such organizations.

In addition to marketing our services, we are continuing to attempt to expand our audiological staff and the level of operations and profitability at our existing offices as well as operations at new retail sales and dispensing offices in the New York Metropolitan area. Our long term goal in the audiological field is to expand our operations in this concentrated geographic area.. To date such expansion has been curtailed by our failure to obtain significant financing.

We also provide in-home fitting and dispensing services in the State of Pennsylvania, where our customer base is located in a somewhat rural area, making home visits convenient for our customers. We have four Pennsylvania Registered Hearing Aid Fitters who are available to us for in-home, as well as office visits in Pennsylvania. Through our offices and our in-home services, we offer a full range of audiological products and services for the hearing impaired. We have been unable to provide these services to our expectation level based on our need for capital infusion.

In order to make our services acceptable to managed care and health insurance companies, we must address their particular concerns. This will require that we have:

*	service locations which are conveniently accessible to their members;
*	an adequate staff of highly qualified audiologists;
*	a full range of high quality hearing aid products;
*	competitive pricing; and
*	adequate product liability and professional malpractice insurance coverage.

We have been endeavoring to put all of these elements into place but have been unable to do so due to budgetary constraints. Therefore our primary goals during the next eighteen months, if we receive adequate financing, will include:

*	opening and establishing operations at additional fully equipped offices accessible to residents of all five boroughs of New York City.
*	opening and establishing operations at sales and dispensing offices on-site at additional nursing homes in the New York metropolitan area.
*	increasing the number of audiologists on our staff to service these additional facilities; and
*	hiring a chief financial officer and a chief operations officer.

We intended to implement an aggressive advertising and marketing campaign aimed at individuals and managed health care organizations. In order to undertake these initiatives we have established a professional advisory board of 6 individuals with high levels of experience and expertise in hearing health care, gerontology, accounting, marketing and various other medical practices.

We were in negotiations to enter into a business combination with Paxxon Healthcare Services, Inc. However, we have ceased negotiations with Paxxon and we do not currently anticipate that we will enter into any form of business combination with Paxxon.

Subsequent Events

On March 1, 2004 pursuant to a Stock Purchase Agreement, we acquired one hundred percent (100%) of the issued and outstanding shares of common stock of Comprehensive Network Solutions, Inc. based in Austin, Texas, from the Comprehensive Shareholders in consideration for the issuance of a total of 250,000 restricted shares of our common stock to the Comprehensive shareholders. Pursuant to the Agreement, Comprehensive became our wholly owned subsidiary. Additional consideration of $60,000 was also paid to Comprehensive to be used as working capital and we assumed a liability of $25,000 for marketing services performed by an individual. Such liability was satisfied through the issuance of25,000 shares of our restricted common stock to such individual. All shares issued in this transaction have a holding period of two years.

The acquisition will allow us to utilize the resources of both companies to enter the health benefit market with consumer choice products for individuals, employers, associations, unions and political subdivisions. Comprehensive’s business plan focuses on marketing health care benefits that enable the prospective clients to choose appropriate providers and financial arrangements that best meet their individual needs. The business plan also includes the complete development and market implementation of a high quality musculoskeletal disease management program for target markets with directed care of workers’ compensation cases.

Comprehensive was organized in June 2002 with headquarters in Austin, Texas. The company has been focused on specialty health benefits products, including three levels of provider networks and one limited indemnity medical insurance plan. These products have been trademarked as ChiroCare Select, ChiroCare Advantage, ChiroCare Optima and CNS 500 Plan. The company is currently working on expanding its product with additional benefits and alternative benefit funding options. These new expanded products will be offered through a captive retail sales operation to individuals and small employers; and customized private label versions of the products through its broker and consultant relationships to associations, unions political subdivisions and large employers. The offerings are alternative cost and quality benefit solutions to prospects and clients who are uninsured or underinsured through existing traditional defined benefit health plans.

Comprehensive’s goals include a plan to develop disease management treatment guidelines that would address back, neck and upper extremity musculoskeletal conditions specifically for workers’ compensation. During the past year, these guidelines have been codified and copyrighted. Through an affiliation with Health Partners, the strategy is to develop exclusive provider organizations(EPO) in markets where state regulation enables workers’ compensation plans todirect injured workers to specific health care providers. Comprehensive’s EPOs will be marketed to workers’ compensation and employee benefit plans on the basis access fees, case management fees and shared savings of future medical costs versus historic medical costs and patient outcomes.

The Company will continue to refine and improve its predictive model of evidence based on treatment guidelines and disease management for musculoskeletal injuries and illnesses. The quality and cost effective management of these conditions will continue to be a primary focus for the company’s medical and network development staff in preparation for additional market introductions.

Our goal is to implement the Comprehensive business model initially in the NorthEast and then expand nationwide. In order to implement these goals, we are interviewing potential qualified candidates to fill various positions of sales, marketing and administration. To date, we have already met with and presented our various discount health care products and services. We estimate that in order to achieve these goals, we will require financing from sources other than cash flow, within the next eighteen months, in an amount ranging from $750,000to $1,000,000. Since the acquisition, we have been successful in raising approximately $200,000 through private equity offerings. Although we have previously been unsuccessful in raising significant capital, our management believes that the current financial market upturn as well as the benefits of the acquisition of Comprehensive will assist us in potentially raising additional capital. Management believes that the acquisition of Comprehensive will add significant revenues and profitability during the upcoming year.

Results of Operations

Sales

Sales for the year ended February 29, 2004 were $409,040 compared to $406,134 for the year ended February 28, 2003. Our failure to materially increase sales was due in combination of failure to raise additional working capital on a timely basis and the decrease in Medicaid reimbursement rates.

Selling, General and Administrative Expenses

Selling, general and administrative expenses were $407,430 in fiscal 2004 as compared to $240,679 in fiscal 2003. This increase was a result of an increase in the allowance for doubtful accounts.

Liquidity and Capital Resources

We incurred significant operating losses in recent years which resulted in severe cash flow problems that negatively impacted our ability to conduct our business as structured and ultimately caused us to become and remain insolvent. Our reorganized organization, utilizing the increasing sales and projected potential profitability of Accutone and its subsidiary Interstate Hearing Aid, should generate working capital to finance its current operations, but not enough to expand its scope of business activities.

We estimate that in order for us to achieve our goals to open equipment and staff additional offices, add another 40 nursing homes to those we currently service, increase our volume of sales and profitability, we will require capital investments and expenditures in the amount of $500,000 to $1,000,000. All of these funds will have to be obtained from sources other than cash flow. As noted above, under “Proposed Financing Plans”, it is our intention to make a private placement of our equity or convertible debt securities in an amount of at least $500,000. We do not have any established bank credit lines or relationships in place at this time. However, we are optimistic that if we are able to raise a minimum of $500,000 through the sales of our securities, we will be able to establish credit lines that will further enhance our ability to finance the expansion of our business. There can be no assurance that we will be able to obtain outside financing on a debt or equity basis on favorable terms, if at all. In the event that there is a failure in any of the finance-related contingencies described above, the funds available to us may not be sufficient to cover the costs of our operations, capital expenditures and anticipated growth during the next twelve months. However, we believe that, even if we are unable to raise the required outside financing we can curtail our growth to such a degree so as to maintain increased operations.

Although the capital markets have a perceived improvement, we are cautiously optimistic of our abilities to achieve these goals. Along these lines we are actively pursuing potential businesses alliances with privately held businesses in like and or compatible industries. We believe that the addition of both sales volume growth and profitability will greatly assist us in successfully raising additional capital.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market risk represents the risk of loss that may impact our financial position, results of operations or cash flows due to adverse changes in market prices and rates. We are exposed to market risk because of changes in foreign currency exchange rates as measured against the U.S. dollar. We do not anticipate that near-term changes in exchange rates will have a material impact on our future earnings, fair values or cash flows. However, there can be no assurance that a sudden and significant decline in the value of European currencies would not have a material adverse effect on our financial conditions and results of operations.

Our short-term bank debt bears interest at variable rates; therefore our results of operations would only be affected by interest rate changes to the short-term bank debt outstanding. An immediate 10 percent change in interest rates would not have a material effect on our results of operations over the next fiscal year.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

COMPREHENSIVE HEALTHCARE SOLUTIONS, INC.

(f/k/a Nantucket Industries, Inc. and Subsidiaries)

CONSOLIDATED FINANCIAL STATEMENTS

February 29, 2004

TABLE OF CONTENTS

Page

Report of Independent Registered Public Accounting Firm	F-2

Consolidated Balance Sheet	F-3

Consolidated Statements of Operations	F-4

Consolidated Statements of Shareholders’ Deficiency	F-5

Consolidated Statements of Cash Flows	F-6

Notes to Consolidated Financial Statements	F- 7 – 19

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the board of directors and shareholders of

COMPREHENSIVE HEALTHCARE SOLUTIONS, INC.

(f/k/a Nantucket Industries, Inc. and Subsidiaries)

We have audited the accompanying balance sheets of Comprehensive Healthcare Solutions, Inc. (f/k/a Nantucket Industries, Inc. and Subsidiaries) as of February 29, 2004 and February 28, 2003 respectively, and the related statements of operations, changes in shareholders' deficiency, and cash flows for the years ended February 29, 2004, February 28, 2003, and February 28, 2002 respectively. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Comprehensive Healthcare Solutions, Inc. (f/k/a Nantucket Industries, Inc. and Subsidiaries) as of February 29, 2004 and February 28, 2003 respectively and the results of its operations and its cash flows for the years ended February 29, 2004, February 28, 2003, and February 28, 2002 respectively, in conformity with accounting principles generally accepted in the United States.

The accompanying financial statements referred to above have been prepared assuming that the Company will continue as a going concern. As more fully described in Note 1, the Company needs to seek new sources or methods of financing or revenue to pursue its business strategy, raise substantial doubt about the Company's ability to continue as a going concern. Management's plans as to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

JEWETT, SCHWARTZ & ASSOCIATES

Hollywood, Florida

March 7, 2005

F-2

COMPREHENSIVE HEALTHCARE SOLUTIONS, INC. (f/k/a - Nantucket Industries, Inc. and Subsidiaries)
AMENDED CONSOLIDATED BALANCE SHEETS

	2004	2003
ASSETS

Current assets
Cash and cash equivalents	$172,429	$550
Accounts receivable, net	125,454	132,324
Stock subscription receivable	-	25,000
Other current assets	8,870	18,432

Total current assets	306,753	176,306

Property and equipment, net	61,027	66,340
Intangible assets	560,000	585,706

Total assets	$927,780	$828,352

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current liabilities
Accounts payable	$106,767	$81,730
Accrued liabilities	$18,965	$-
Loan payable	-	55,000

Total current liabilities	125,732	136,730

Revolving line of credit	30,000	30,000
Other liabilities	19,821	19,821

Total liabilities	175,553	186,551

Stockholders’ equity
Preferred stock, no par value; 5,000 shares
authorized and zero shares issued and outstanding	-	-
Common stock, $.01 par value; 20,000,000 shares
authorized; 3,831,309 and 754,524 shares issued and outstanding	383,130	75,452
Additional paid-in capital	833,770	379,048
Stock subscription receivable	-	25,000
Deferred stock - based consulting	(296,817)	-
Accumulated deficit	(167,856)	162,301
Total stockholders’ equity	752,227	641,801
Total liabilities and stockholders’ equity	$927,780	$828,352

See accompanying notes to the financial statements               F-3

COMPREHENSIVE HEALTHCARE SOLUTIONS, INC. (f/k/a - Nantucket Industries, Inc and Subsidiaries)
AMENDED CONSOLIDATED STATEMENTS OF OPERATIONS

For the years ended

	February 29, 2004	February 28, 2003	February 28, 2002

Net sales	$409,040	$406,134	$38,443
Cost of sales	321,462	324,569	29,731

Gross profit	87,578	81,565	8,712

Selling, general and administrative expenses	407,430	240,679	259,038

Loss from operations	(319,852)	(159,114)	(250,326)

Other expenses:
Interest expense	10,305	9,437	21

Loss before provision for income taxes	(330,157)	(168,551)	(250,347)

Net loss before extraordinary items	$(330,157)	$(168,551)	$(250,347)

Gain on extinguishment of debt	-	-	1,621,162

Net income (loss)	(330,157)	(168,551)	1,370,815

Net loss per share - basic and diluted	$(0.03)	$(0.02)	$0.38

Weighted average common shares outstanding	9,834,258	8,440,251	3,620,168

See accompanying notes to the financial statements          F-4

COMPREHENSIVE HEALTHCARE SOLUTIONS, INC. (f/k/a - Nantucket Industries, Inc. and Subsidiaries)
AMENDED CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY (DEFICIT)
For the years ended February 29,
	Preferred stock
	designated as							Deferred
	non-voting convertible		Common stock			Common		Stock -		Treasury Stock
					Additional paid-in	Stock	Subscription	Based	Accumulated
	Shares	Amount	Shares	Amount	Capital	Subscribed	Receivable	Consulting	deficit	Shares	Amount	Total

Balance at February 28, 2001	5,000	500	3,241,848	324,185	12,539,503	-	-	-	(14,523,824)	3,052	(19,937)	(1,679,573)
Cancellation of stock	(5,000)	(500)	(3,241,848)	(324,185)	299,748	-	-	-	-	(3,052)	19,937	(5,000)
Plan of reorganization	-	-	720,443	72,044	(32,418)	-	-	-	-	-	-	39,626
Reverse merger - Accutone	-	-	5,285,160	528,516	(301,032)	-	-	-	-	-	-	227,484
Reverse merger - adjustment				(783,600)	(12,700,261)	-	-	-	13,483,861	-	-	-
Consultant agreement	-	-	1,200,000	120,000	120,000	-	-	-	-	-	-	240,000
Executive compensation	-	-	630,397	63,040	74,460	-	-	-	-	-	-	137,500
Acquisition of audiology practice	-	-	1,200,000	120,000	480,000	-	-	-	-	-	-	600,000
Deferred - stock based consulting	-	-	-	-	-	-	-	(230,000)	-	-	-	(230,000)
Net income	-	-	-	-	-	-	-	-	1,370,815	-	-	1,370,815

Balance at February 28, 2002	-	-	1,200,000	120,000	480,000	-	-	(230,000)	330,852	-	-	700,852
Cancellation of consultant	-	-	(1,200,000)	(120,000)	(120,000)	-	-	-	-	-	-	(240,000)
Private placement sales	-	-	337,857	33,785	35,715	-	-	-	-	-	-	69,500
Executive compensation	-	-	416,667	41,667	(16,667)	-	-	-	-	-	-	25,000
Common stock issued for services	-	-	-	-	-	25,000	-	-	-	-	-	25,000
Deferred - stock based consulting	-	-	-	-	-	-	-	230,000	-	-	-	230,000
Net (loss)	-	-	-	-	-	-	-	-	(168,551)	-	-	(168,551)

Balance at February 28, 2003	-	-	754,524	75,452	379,048	25,000	-	-	162,301	-	-	641,801
Consultant agreement	-	-	1,250,000	125,000	200,000	-	-	-	-	-	-	325,000
Private placement sales	-	-	899,642	89,964	132,436	(25,000)	-	-	-	-	-	197,400
Executive compensation	-	-	357,143	35,714	(10,714)	-	-	-	-	-	-	25,000
Common stock subscribed	-	-	-	-	-	160,800	(160,800)	-	-	-	-	-
Convertible debt	-	-	570,000	57,000	133,000	-	-	-	-	-	-	190,000
Deferred - stock based consulting	-	-	-	-	-	$-	$-	(296,817)	-	-	-	(296,817)

Net (loss)	-	-	-	-	-	-	-	-	(330,157)	-	-	(330,157)
Balance at February 29, 2004	-	-	3,831,309	$383,130	$833,770	$160,800	$(160,800)	$(296,817)	$(167,856)	$-	$-	$ 752,227

See accompanying notes to the financial statements	F-5

COMPREHENSIVE HEALTHCARE SOLUTIONS, INC. (f/k/a - Nantucket Industries, Inc. and Subsidiaries)
AMENDED CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended

	February 29, 2004	February 28, 2003	February 28, 2002
Cash Flows From Operating Activities
Net earnings (loss)	$(330,157)	$(168,551)	$1,370,815
Adjustments to reconcile net earnings (loss) to
net cash used by operating activities:
Provision for bad debt	22,500	-	-
Depreciation and amortization	47,049	45,792	1,762
Deferred stock-based consulting	(296,817)	-	(230,000)
Common stock issued for services rendered	350,000	-	977,500
Common stock issued upon conversion of debt	190,000	-	-
Decrease (increase) in assets:
Accounts receivable	(15,630)	(12,110)	(120,214)
Inventories	1,495	(240)	(5,125)
Prepaid expenses	8,067	111,933	-
Other current assets	-	(2,775)	18,106
(Decrease) increase in liabilities:
Accounts payable	29,002	(24,869)	(142,129)
Accrued expenses and other liabilities	-	-	(1,432,807)
Net Cash Provided by Operating Activities	5,509	(50,820)	437,908

Cash Flows From Investing Activities
Additions to property, plant and equipment	(16,030)	(4,396)	(83,220)
(Increase) decrease in other assets	-	110,000	(611,984)

Net Cash Provided (Used) by Investing Activities	(16,030)	105,604	(695,204)

Cash Flows From Financing Activities
Issue of stock for reorganization, acquisitions and operations, net	222,400	(145,500)	262,110
Repayment of loans	(40,000)	-	-
Proceeds from loans and line of credit	-	85,000	-
Net Cash Used in Financing Activities	182,400	(60,500)	262,110

Net increase (decrease) in cash and cash equivalents	171,879	(5,716)	4,814

Cash and cash equivalents, beginning of year	550	6,266	1,452

Cash and cash equivalents, end of year	$172,429	$550	$6,266

Supplemental Disclosure of Cash Flow Information:

Cash paid during the year for:
Interest	$10,305	$9,437	$21

Taxes	$-	$-	$-

Supplemental Disclosure
Non-Cash Investing and Financing Activities:
Common stock issued for services rendered	350,000	-	977,500
Common stock issued upon conversion of debt	190,000	-	-
Total non-cash investing and financing activities	$540,000	$-	$977,500

See accompanying notes to the financial statements	F-6

COMPREHENSIVE HEALTHCARE SOLUTIONS, INC.

(f/k/a – Nantucket Industries, Inc. and Subsidiaries)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED FEBRUARY 29, 2004

NOTE 1- REORGANIZATION

The Company filed for Chapter 11 bankruptcy protection in March 2000. Management began its search for a viable merger candidate since if it were not successful the Company would cease to exist. The Company had been totally inactive since November of 1999.

On January 25, 2002, Nantucket Industries Inc., effected a “reverse acquisition” pursuant to which Nantucket acquired all of the issued and outstanding capital stock of Accutone, Inc., a Pennsylvania corporation. The acquisition was made on a stock-for-stock basis pursuant to the terms of Nantucket’s Chapter 11 Plan of Reorganization. The Plan of Reorganization, which was accepted by the creditors of Nantucket and approved by the Bankruptcy Court on December 10, 2001 and became effective on January 25, 2002.

Description of the Plan: The Plan provided for the cancellation of all outstanding shares of stock in the Company and the re-issuance of new shares of stock by the reorganized Company. All stock of existing Subsidiaries was cancelled.

All holders of allowed claims and stock interests in the Debtor would receive ratable distribution of the new shares of stock in accordance with the formulas set forth below.

The Plan of Reorganization, was predicated upon the acquisition of the Accutone business and its business prospects in exchange for a distribution of 5,285,160 common shares in the reorganized Company to the current equity holders of Accutone. The resulting combined entity issued new shares of its stock to all parties in interest in a manner that reflected the respective liquidation preferences of the classes of claims and interests.

Administrative Debt: The costs and expenses of the administrative claim of Nantucket in course of the reorganization had priority of distribution pursuant to 11 U.S.C. ss.503 and would either be paid in full upon confirmation, or other terms agreed upon by the holders of such claims.

The expenses of administration consisted primarily of the fees of professional persons retained by Nantucket in the course of this reorganization and their fees were ultimately subject to allowance and approval by the Bankruptcy Court.

Basis of Presentation and Going Concern: In accordance with SFAS No.7, the Company’s policy regarding the preparation of these consolidated financial statements includes the presenting, in addition to its statements of operations, changes in shareholders’ (deficiency) equity and cash flows, the cumulative amounts of revenues and expenses, stockholder equity transactions and cash flows since inception through February 29, 2004.

F- 7

COMPREHENSIVE HEALTHCARE SOLUTIONS, INC.

(f/k/a – Nantucket Industries, Inc. and Subsidiaries)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED FEBRUARY 29, 2004

The Company’s independent accountants are including a “going concern” paragraph in their accountants’ report accompanying these consolidated financial statements that cautions the users of the Company’s financial statements that these statements do not include any adjustments that might result from the outcome of this uncertainty. Furthermore, the “going concern” paragraph states that the Company’s ability to continue is also dependent on its ability to, among other things, obtain additional debt and equity financing, identify customers, secure vendors and suppliers, and establish an infrastructure for its operations. Even though the Company has not commenced planned principal operations or generated revenues from prospective customers nor has it secured the funding necessary to meet its current working capital needs, management believes that, despite the extent of the financial requirements and funding uncertainties going forward, it has a business plan under development that, if successfully funded and executed as an integral part of a financial structuring, the Company can overcome the concerns of the independent accountants within the next twelve months. Management continues to actively seek various sources and methods of short and long-term financing and support; however, there can be no assurances that some or all of the necessary financing can be obtained. Management continues to explore alternatives that include seeking strategic investors, lenders and/or technology partners and pursuing other transactions that, if consummated, might ultimately result in the dilution of the interest of the current shareholders. Because of the nature and extent of the uncertainties, many of which are outside the control of the Company, there can be no assurances that the Company will be able to ultimately consummate planned principal operations or secure the necessary financing.

Priority Tax Debt: Priority tax debt consisted of governmental taxing authorities whose claims would be entitled to priority of payment pursuant to Section 507 (a) (8) of the Bankruptcy Code. There are no taxes due to government agencies other than personal property tax due to Bartow County, Georgia, for which a claim has been settled in the amount of $23,130. In addition, the Internal Revenue Service filed a priority claim in the approximate amount of $745 and the claim was settled for such amount. The allowed amount of these priority claims, will be paid in full by the reorganized Company in the manner permitted by Section 1129(a) (9) (C) by payment, on account of such claims, of deferred cash payments over a period of six years after the earlier of the date of assessment of such claim or the Effective Date of the Plan, together with interest at the rate provided for in the United States Tax Code as of the date of such payments. The Effective Date is defined in the Plan as the date upon which the order confirming the Plan is final and no longer subject to an appeal.

Secured Debt: Secured debt consisted of the secured claim of NAN Investors, LP, the entity that loaned the Pre-Chapter 11 Company through a private placement the original

F- 8

COMPREHENSIVE HEALTHCARE SOLUTIONS, INC.

(f/k/a – Nantucket Industries, Inc. and Subsidiaries)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED FEBRUARY 29, 2004

amount of $3,500,000, of which, $2,760,000 was memorialized in two 12.5% convertible debentures. NAN was still owed, as of the filing date, the approximate sum of $800,000.00. The claim was secured by the assets of the Pre-Chapter 11 Company, pursuant to the blanket security interest granted NAN in 1998 to assure payment of the debt. In October, 1999 all of the assets of the Pre-Chapter 11 Company were surrendered to NAN in lieu of foreclosure and according to the Pre-Chapter 11 Company’s management there were no assets remaining in the Company. The unsecured portion of the NAN debt was determined to be $830,337.00 and was treated as general unsecured claim.

General Unsecured Debt: Unsecured Debt consisted of the holders of general unsecured claims against Nantucket arising from the operations of its business. There were general unsecured claims totaling $1,731,321 including the NAN investors’ unsecured debt (above). Holders of allowed general unsecured claims received in full settlement and satisfaction of their respective claims, receive 346,263 shares of common stock in the reorganized Company, one (1) share of stock in the reorganized Company per $5.00 of claim.

Preferred Stock: The Samberg Group were holders of 5,000 shares of preferred stock issued by the Company in 1995. The preferred stock had a liquidation preference of $200 pre share, for a total of $1,000,000 based upon the election of redemption rights approved in 1997. The preferred stock was issued in exchange for the investment of additional capital of $1,000,000 by the Samberg Group in 1994. The Samberg Group is comprised of Stephen M. Samberg, the former President and Chairman of the Board (1994 through 1998), Steven Sussman, Raymond Wathen, Robert R. Polen and the wife of Ronald Hoffman, all of whom are former officers of the Pre-Chapter 11 Company and/or members of its board.

The Plan provided that the holder of the stock issued and outstanding shares of preferred stock in the Pre-Chapter 11 Company would receive, in full settlement and satisfaction their liquidation preference and all other rights appurtenant to such shares, one (1) share of stock in the reorganized Company per $20.00 of liquidation preference they held. As a result, the Samberg Group received a total of 50,000 shares of common stock in the reorganized Company in full settlement and satisfaction of the redemption claims and all other claims based upon the preferred shares. The outstanding shares of preferred stock would be deemed null and void and shall be canceled of record.

Common Stockholders: Consists of the holders of shares of common stock in the Company which were issued and outstanding. There were 3,241,848 shares of stock issued and outstanding and held by approximately 1,100 holders. The Plan provided for the preservation of their participation in the reorganized Company by issuing them new shares of stock in the reorganized Company at the rate of one (1) new share of stock in the reorganized Company per ten (10) shares of the currently issued stock held a total of

F- 9

COMPREHENSIVE HEALTHCARE SOLUTIONS, INC.

(f/k/a – Nantucket Industries, Inc. and Subsidiaries)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED FEBRUARY 29, 2004

324,184. The current shares of stock would be deemed null and void and the shareholders are to turn in their present shares for cancellation.

In addition, all outstanding warrants and options to purchase stock and to convert debt to stock would be deemed null and void and canceled of record. These rights canceled included those rights granted to NAN Investors in conjunction with the private placement of 1996 of $3,500,000 by which NAN had the right to purchase Nantucket common stock at fixed prices.

Extraordinary Gain on Discharge of Debt: The value of securities to be distributed under the Plan was less than the value of the allowed claims on and interests in the Company: Accordingly, the Company recorded an extraordinary gain of $1,621,162related to the discharge of pre-petition liabilities. Distributions associated with pre-petition claims and obligations and provisions for settlements are reflected in the February 28, 2002 balance sheet. The consolidated financial statements at February 28, 2002 give effect to the issuance of all common stock and any surviving liabilities in accordance with the Plan.

The extraordinary gain recorded by the Company was determined as follows:

Liabilities subject to compromise at the effective date	$1,731,321
Less:
Assumption of pre-petition liabilities	23,175
Liabilities in excess of recorded amounts	30,575
Assets offset against pre-petition liabilities	21,783
Value of common stock issued	34,626
Extraordinary Gain on Debt Discharge	$1,621,162

NOTE 2- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Company

Nantucket Industries, Inc. and its wholly owned subsidiaries (the “Company”) were inactive from October 1999 until January 26, 1992. At that date a reverse merger with Accutone Inc. and Subsidiary occurred. (See note 1) Accutone Inc. is engaged in the business of selling and distributing hearing aids and providing the related audiological services.

F- 10

COMPREHENSIVE HEALTHCARE SOLUTIONS, INC.

(f/k/a – Nantucket Industries, Inc. and Subsidiaries)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED FEBRUARY 29, 2004

Principles of Consolidation

The consolidated financial statements include the accounts of Nantucket Industries, Inc. and it’s wholly owned subsidiaries. All significant intercompany balances and transactions have been eliminated. As a result of the above described acquisition, Nantucket Industries, Inc. (together with Accutone’s wholly owned subsidiary) has no business or assets other than those which it acquired through its acquisition of Accutone.

Accounts Receivable

An allowance for doubtful accounts is provided based upon historical bad debt experience and periodic evaluations of the aging of the accounts. No allowance was considered necessary since to date there has been no bad debt expense.

Property and Equipment

Property and equipment are stated at cost. Depreciation is computed for financial statement purposes, using the straight-line method over the estimated useful life. For income tax purposes, depreciation is computed using statutory rates.

Inventories

Inventories are stated at the lower of costs (first-in, first-out method) or market.

Intangible Assets

The Company adopted SFAS No.142, “Goodwill and Other Intangible Assets,” on January 1, 2002. As of the adoption date, the Company no longer amortizes intangible assets over its useful life. Instead, intangible assets are tested for impairment annually. The impairment test consists of two steps. In the first step, the Company determines the carrying value of each reporting unit by assigning the assets and liabilities, including the existing goodwill and intangible assets, to those reporting units. If the fair value of the reporting unit is greater than its carrying value, the test is completed and intangible assets assigned to the reporting unit is not impaired. To the extent a reporting unit’s carrying amount exceeds its fair value, an indication exists that the reporting unit’s goodwill may be impaired, and the Company must perform the second step of the impairment test. In the second step, the Company must compare the implied fair value of the reporting unit’s intangible assets, determined by allocating the reporting unit’s fair value to all of its assets (recognized and unrecognized) and liabilities in a manner similar to a purchase price allocation in accordance with SFAS No.141, to its carrying amount. The Company will recognize an intangible assets impairment charge if the carrying amount of the intangible assets assigned to the reporting unit is greater than the implied fair value of the intangible assets. At February 29, 2004, the Company has not recognized an impairment loss.

F- 11

COMPREHENSIVE HEALTHCARE SOLUTIONS, INC.

(f/k/a – Nantucket Industries, Inc. and Subsidiaries)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED FEBRUARY 29, 2004

Intangible assets include customer lists, which are stated at cost.

Covenant not to compete	$300,000
Customer list	260,000
Total Intangible assets	$560,000

Income Taxes

The Company accounts for income taxes according to Statement of Financial Accounting Standard No. 109 “Accounting for Income Taxes” which requires an asset and liability approach to financial accounting for income taxes. Deferred income tax assets and liabilities are computed annually for the difference between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period, plus or minus the change during the period in deferred tax assets and liabilities.

Earnings (Loss) Per Common Share

In fiscal year 1998, the Company adopted Statement of Financial Accounting Standards No. 128 (SFAS No. 128), Earnings Per Share, which requires public companies to present earnings per share and, if applicable, diluted earnings per share. All comparative periods must be restated as of February 28, 1998 in accordance with SFAS No. 128. Basic earnings per share are based on the weighted average number of common shares outstanding without consideration of potential common share equivalents. Diluted earnings per share are based on the weighted average number of common and potential common shares outstanding. The calculation takes into account the shares that may be issued upon exercise of stock options, if any, reduced by the shares that may be repurchased with the funds received from the exercise, based on the average price during the year.

Reporting Comprehensive Income

In June 1997, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 130 (SFAS No. 130), Reporting Comprehensive Income, which is effective for the Company’s year ending February 27, 1999. SFAS No. 130 addresses the reporting and displaying of comprehensive income and its components. Earnings (loss) per share will only be reported for net earnings (loss), and not for comprehensive income. Adoption of SFAS No. 130 relates to disclosure within the

F- 12

COMPREHENSIVE HEALTHCARE SOLUTIONS, INC.

(f/k/a – Nantucket Industries, Inc. and Subsidiaries)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED FEBRUARY 29, 2004

financial statements and is not expected to have a material effect on the Company’s financial statements.

Reclassification

Certain prior year amounts have been reclassified in order to conform to the current year’s presentation.

Use of Estimates

In preparing the Company’s financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Impairment of Long-Lived Assets

The Company applies Statement of Financial Accounting Standards No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of. Accordingly, when indicators of impairment are present, the Company periodically evaluates the carrying value of property, plant and equipment and intangibles in relation to the operating performance and future undiscounted cash flows of the underlying business. The Company adjusts carrying amount of the respective assets if the expected future undiscounted cash flows are less than their book values. No impairment loss was required in fiscal year 2003 and 2004 .

Fair Value of Financial Instruments

Based on borrowing rates currently available to the Company for debt with similar terms and maturities, the fair value of the company’s long-term debt approximate the carrying value. The carrying value of all other financial instruments potentially subject to valuation risk, principally cash, accounts receivable and accounts payable, also approximate fair value.

Advertising Costs

Costs for newspaper and other media advertising are expensed as incurred and were $20,255, $18,147 and $1,686 in 2004, 2003 and 2002, respectively.

F- 13

COMPREHENSIVE HEALTHCARE SOLUTIONS, INC.

(f/k/a – Nantucket Industries, Inc. and Subsidiaries)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED FEBRUARY 29, 2004

Sales return policy

The Company provides to all patients purchasing hearing aids a specific return period, a minimum of 45 days, if the patient is dissatisfied with the product. The Company does not provide an allowance in accrued expenses for returns since actual returns for this fiscal year were less than 2%.

The return period can be extended an additional 15 days at the discretion of the dispensing audiologist. All the manufacturers that supply the Company accept all returns back for full credit within these return periods.

NOTE 3- CONCENTRATIONOF RISK

Currently approximately 70% of the reorganized Company’s business is based on contracts with The New York State Medical Assistance Program (Medicaid) and Empire Medicare Service (Medicare).

NOTE 4- ACQUISITION OF AUDIOLOGY

On February 28, 2002 the Company executed a contract with Park Avenue Medical Practice Associates, P.C. and Park Avenue Health Care Management, Inc. The Park Avenue Group directly employs medical professional personnel, including physicians in both general and specialty practices and other health care professionals such as podiatrists, audiologists, psychologists and psychotherapists.

Nursing homes and long term care facilities contract with Park Avenue for the services of Park Avenue’s medical professionals, on a pre-determined schedule or on an as needed basis. Pursuant to the terms of the agreement Park Avenue contributed its entire audiology practice to the Company. The contract also calls for Brad I. Markowitz, the president of Park Avenue Management to join the Company’s Board of Directors. Mr. Markowitz is a banker by trade and has been with Park Avenue since 1995. At that time Park Avenue was servicing approximately seven nursing homes. Under his tutelage Park Avenue has grown to service over seventy long term care facilities. In addition, Mr. Markowitz serves on the Board of Trustees of several private companies.

The Company issued 1,200,000 shares of restricted common stock to acquire the audiology practice of Park Avenue Medical Associates P.C. Under the agreement the Company gains access to approximately 70 nursing homes to provide complete audiology services. As of February 29, 2004 the Company has entered into contracts with approximately 59 of these nursing homes. In addition, Park Avenue will continue to provide additional access to any new nursing homes they have contact with.

F- 14

COMPREHENSIVE HEALTHCARE SOLUTIONS, INC.

(f/k/a – Nantucket Industries, Inc. and Subsidiaries)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED FEBRUARY 29, 2004

NOTE 5- PROPERTY AND EQUIPMENT:

Property and equipment as of February 29, 2004, is as follows:

	Estimated Useful Life	February 29, 2004

Leasehold improvements	39 years	$25,000
Machinery and equipment	5 years	120,296
Furniture and fixtures	7 years	6,200
		151,496
Less accumulated depreciation		90,469
		$61,027

NOTE 6- LINE OF CREDIT

The Company has a revolving line of credit with Park Avenue for up to $30,000. The interest rate on any amount of the line utilized is at prime plus 2%. The agreement expires and on August 1, 2005 with a provisions for a renewal of this agreement.

NOTE 7 - INCOME TAXES

Deferred income taxes reflect the net effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amount used for income tax purposes. Deferred tax assets and liabilities are measured using enacted tax rates. Significant components of the Company’s deferred taxes at February 29, 2004, February 28, 2003 and February 28, 2002 are as follows:

February 29, 2004

Deferred tax assets
Net operating loss carry forward	$291,900
Deferred tax liabilities
Difference between the book and tax
basis of property, plant and
equipment	-

Net deferred tax asset	291,900
Valuation allowance	291,900

Net deferred taxes	$-

F- 15

COMPREHENSIVE HEALTHCARE SOLUTIONS, INC.

(f/k/a – Nantucket Industries, Inc. and Subsidiaries)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED FEBRUARY 29, 2004

The Company anticipates utilizing its deferred tax assets only to the extent of its deferred tax liabilities. Accordingly, the Company has fully reserved all remaining deferred tax assets, which it cannot presently utilize.

For tax purposes at February 29, 2004, the Company’s net operating loss carry forward was $834,000, which, if unused, will expire from 2017 to 2021. Certain tax regulations relating to the change in ownership may limit the Company’s ability to utilize its net operating loss carry forward if the ownership change, as computed under each regulation, exceeds 50%.

There was no income tax provision (benefit) for the fiscal years 2004 and 2003.

The following is a reconciliation of the normal expected statutory federal income tax rate to the effective rate reported in the financial statements.

	February 29, 2004	February 28, 2003
Computed “expected” provision for:
Federal income taxes	(35.0) %	(35.0) %
Valuation allowance	35.0	35.0

Actual provision for income taxes	-0- %	-0- %

NOTE 8- STOCKHOLDERS’ EQUITY

Issuance of Preferred Stock

On March 22, 1994, the Company sold to its management group 5,000 shares of non-voting convertible preferred stock for $1,000,000. These shares were convertible into 200,000 shares of common stock at the rate of $5.00 per share. These shares provided for cumulative dividends at a floating rate equal to the prime rate. Such dividends were convertible into common stock at the rate of $5.00 per share. The conversion rights were waived in May 1998. These shares were redeemable, at the option of the Company, on or after February 27, 1999 and had a liquidation preference of $200 per share. As of February 28, 2001, February 27, 2000 dividends in arrears were $570,134, and $489,484, respectively. The liquidation preferences of $200 per share as well as any dividends in areas at that time were settled in full, pursuant to the approved plan of reorganization. (See Note 1).

In connection with the Company’s refinancing on March 22, 1994, the Company entered into a $2,000,000 term loan agreement with a financial institution. Pursuant to the agreement, the Company issued to the bank 10,000 treasury common shares related to

F- 16

COMPREHENSIVE HEALTHCARE SOLUTIONS, INC.

(f/k/a – Nantucket Industries, Inc. and Subsidiaries)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED FEBRUARY 29, 2004

mandatory prepayments, which were not made. The treasury stock was retired in conjunction with the plan of reorganization.

Grant of Warrants

Warrants have been granted to NAN Investors LP to purchase 16,500,000 shares of the Company’s Common Stock for $.10 per share, with a five-year term effective May 21, 1998. All warrants were canceled in conjunction with the plan of reorganization.

Private Placements

At various dates during the current fiscal year the Company closed on private placements for 899,642 shares of common stock for an aggregate sales price of $222,400. The offers and sales were made only to “accredited investors” as defined in Rule 501(a) of Regulation D and the Company relied on Regulation D and Section 4(2) of the Securities act of 1933 to issue the securities without registration.

Convertible Debt

The Company issued $150,000 of 8% convertible debentures at various dates throughout the fiscal year ended February 29, 2004. These debentures were converted into 410,000 shares of common stock. In addition loans payable of $40,000 were converted into 160,000 shares of common stock.

Stock plans

The Company currently has no stock plans in effect.

NOTE 9-COMMITMENTS, CONTINGENCIES AND RELATED PARTY TRANSACTIONS

Agreement with Principal Stockholders

On March 1, 1994, in connection with the restructuring described in Note 4, the Company entered into agreements with its two principal stockholders and a group of employees (the “Management Group”). The agreements provide, among other things, for:

The reimbursement of the principal stockholders, limited to $1.50 per share to the extent that the gross proceeds per share from the sale of common stock by the stockholders during the two-year period beginning September 1, 1994 were less than $5.00 per share. Such guaranty was applicable to a maximum of 150,000 shares sold by such stockholders, subject to reductions under certain circumstances. The principal stockholders sold 157,875 shares including 88,400 at prices below $5.00 per share; 37,125 shares in the fiscal year ended March 1, 1997 and 51,275 shares in the year ended March 2, 1996 which resulted in a charge to operating results of $12,000 and $35,000, respectively.

Warrants to purchase up to 157,875 shares of common stock equal to the number of shares sold by the principal stockholders. The exercise price per share of such warrants would equal the gross proceeds per share from the corresponding sale by the principal

F- 17

COMPREHENSIVE HEALTHCARE SOLUTIONS, INC.

(f/k/a – Nantucket Industries, Inc. and Subsidiaries)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED FEBRUARY 29, 2004

stockholders. Such warrants expired on February 28, 2000. All agreement with the principal stockholder was canceled in conjunction with the plan of reorganization.

Executive compensation

In accordance with employment agreement between the Company and John H. Treglia The Company’s President dated, April 3, 2000, Mr. Treglia was entitled to cash compensation of $150,000 per year, all such cash compensation was waived by Mr. Treglia. In accordance with Paragraph 6 of this employment agreement, Mr. Treglia may receive common stock of the Company valued at the average market price on a monthly basis. In accordance with the agreement on November 15, 2002, Mr. Treglia was issued 416,667 shares of restricted common stock of the Company. Compensation for the period March 1, 2002 and ending on February 28, 2003 such shares equating to approximately $25,000 in salary. Compensation for the period March 1, 2003 and ending on February 29, 2004 was $62,060 of which $25,000 was paid in common stock.

Consulting agreement

The Company terminated its consulting agreement with Westminster Holdings Ltd. and rescinded the 1,200,000 shares of common stock of Nantucket Industries, Inc. as of June 21, 2002.

During this fiscal year the Company entered into two consulting agreements and issued 1,250,000 shares of restricted common stock of Nantucket Industries, Inc.

Major Suppliers

During this fiscal year United Hearing Systems (“UHS”) became a major supplier of the Company. This occurred in the course of negotiating to purchase UHS. These negotiations were terminated in December 2002. Although there are a limited number of manufactures of hearing aids, management shifted its purchasing to include three other manufacturers who provide similar hearing aids on comparable terms. In the event of a disruption of supply from any one manufacture the Company could obtain comparable products from other manufacturers. Few manufacturers offer dramatic product differentiation. The Company has not experienced any significant disruptions in supply in the past.

Lease obligation

The Company leases office under any agreement that expires on February 2006. As of February 29, 2004 the future minimum lease payments are as follows:

F- 18

COMPREHENSIVE HEALTHCARE SOLUTIONS, INC.

(f/k/a – Nantucket Industries, Inc. and Subsidiaries)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED FEBRUARY 29, 2004

February 28
2005	27,627
2006	28,456
$ 56,083

NOTE 10- SUBSEQUENT EVENTS

Acquisition

Effective March 1, 2004 the Company will issued 453,200 shares of common stock and $60,000 for working capital to acquire all the common stock of Comprehensive Network Solutions, Inc. a company providing non-insurance membership cards, which allow the members to receive a discount for certain medical services. As part of the acquisition the line of credit of Comprehensive Network Solutions Inc. was repaid by the certain stockholder.

F- 19

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None in the last two years.

ITEM 9A. CONTROLS AND PROCEDURES

Evaluation of disclosure controls and procedures

Our Chief Executive Officer and Chief Financial Officer (collectively the “Certifying Officer”) maintains a system of disclosure controls and procedures that is designed to provide reasonable assurance that information, which is required to be disclosed, is accumulated and communicated to management timely. The Certifying Officer has concluded that the disclosure controls and procedures are effective at the “reasonable assurance” level. Under the supervision and with the participation of management, as of the end of the period covered by this report, the Certifying Officer evaluated the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule [13a-15(e)/15d-15(e)] under the Exchange Act). Furthermore, the Certifying Officer concluded that our disclosure controls and procedures in place were designed to ensure that information required to be disclosed by us, including our consolidated subsidiaries, in reports that we file or submit under the Exchange Act is (i) recorded, processed, summarized and reported on a timely basis in accordance with applicable Commission rules and regulations; and (ii) accumulated and communicated to our management, including our Certifying Officer and other persons that perform similar functions, if any, to allow us to make timely decisions regarding required disclosure in our periodic filings.

Changes in internal controls

We have not made any changes to our internal controls or procedures subsequent to the Evaluation Date. We have not identified any deficiencies or material weaknesses or other factors that could materially affect these controls or procedures, and therefore, no corrective action was taken.

PART III

ITEM 10. DIRECTORS AND EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS; COMPLIANCE WITH SECTION 16(a) OF THE EXCHANGE ACT.

Directors, Executive Officers and Significant Employees

The following sets forth, as of June 10, 2004, the names and ages of our directors, executive officers, and other significant employees; the date when each director was appointed; and all positions and offices held by each. Each director will hold office until the next annual meeting of shareholders and until his or her successor has been elected and qualified:

Name	Age	Positions Held	Date Appointed Director

John H. Treglia	61	Director, President, and CEO and CFO	January 18, 2000

Dr. Frank Castanaro	53	Secretary and Director	February 17, 2000

Set forth below is information regarding the principal occupations of each current director during the past five years or more. None of the directors or principal executive officers holds the position of director in any other public company.

John H. Treglia is a graduate of Iona College, from which he received a BBA in Accounting in 1964. Since January 18, 2000, he has served as our president, secretary, and a director, devoting such time to our business and affairs as is required for the performance of his duties. From 1964 until 1971, Mr. Treglia was employed as an accountant by Ernst & Ernst. Thereafter, he founded and operated several businesses in various areas. From 1994 through 1998, Mr. Treglia served as a consultant to several companies which were in Chapter 11.These included J.R.B. Contracting, Inc., Laguardia Contracting, and Melli-Borrelli Associates. In 1996, Mr. Treglia founded Accutone Inc., a company engaged in the business of manufacturing and distributing hearing aids. He has served as its president and CEO since such time.

Dr. Frank Castanaro received a Bachelor of Science degree from the University of Scranton in 1974. In 1978, he graduated from Georgetown University School of Dentistry and has been in private practice as a dentist since such time. Dr. Castanaro was appointed as our director on February 17, 2000. Dr. Castanaro has assisted two large ophthalmology practices to introduce and expand their activities in Laser therapy, including, but not limited to, Lasik procedures. Dr. Castanaro presently practices dentistry in partnership with Dr.’s Joseph C. Fontana and John B. Fontana in Peekskill, New York, and has a solo practice in Yonkers, New York. Dr. Castanaro is a member of the American Dental Association, the Dental Society of the State of New York, the Ninth District Dental Society, and the Peekskill-Yorktown Dental Society.

Code of Ethics. The company has adopted a Code of Ethics applicable to its Chief Executive Officer and Chief Financial Officer. This Code of Ethics is filed herewith as an exhibit.

ITEM 11. EXECUTIVE COMPENSATION

Compensation of Directors

Until June of 2000, when our board of directors eliminated compensation for directors other than those employed by us, such persons were paid $5,000 annually and an additional $500 for each Board or committee meeting attended in person. No payments have been made during the fiscal year ended February 29, 2004.

Compensation Committee Interlocks and Insider Participation

The Compensation Committee was disbanded in May 1998. As of the date hereof, the Board of Directors has not established a new Compensation Committee and it has no plans to do so until such time as our financial position and prospects improve significantly.

SUMMARY COMPENSATION TABLE

The Summary Compensation Table shows compensation information for each of the fiscal years ended February 29, 2004 February 28, 2003 and February 28, 2002 for all persons who served as our chief executive officer. No other executive officers received compensation in excess of $100,000 during the fiscal year ended February 29, 2004.

ANNUAL COMPENSATION

Name and Principal and Position	Year	Salary	Other Compensation

John H. Treglia	2004	$37,060	357,142 shares
President, Chief Executive	2003	-0-	357,142 shares
Officer, Secretary and Director	2002	-0-	630,397 shares

Dr. Frank Castanaro	2004	$-0-	0
Secretary and Director	2003	-0-	0
	2002	-0-	0

Pursuant to his employment agreement, John H. Treglia is to receive a total of $150,000 per year. For the fiscal year end February 29, 2004, Mr. Treglia received $37,060 in salary and $25,000 worth of our restricted common stock. Mr. Treglia agreed to waive his rights to the balance of $87,940 owed to him under his employment agreement.

ITEM NO. 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Security Ownership of Certain Beneficial Owners

The following table sets forth information as of June 10, 2004, with respect to the persons known to us to be the beneficial owners of more than 5% of our common stock, $.10 par value.

PRINCIPAL SHAREHOLDERS

We know of no person, other than those listed in the Management’s Shareholdings Table, below, who owns more than 5% of our common stock. The following table sets forth information as of June 10, 2004, with respect to the beneficial ownership of our common stock, $.10 par value, of each of our executive officers and directors and all executive officers and directors as a group:

PRINCIPAL SHAREHOLDERS TABLE

Title Of Beneficial Owner	Name and Address of Beneficial Ownership	Amount and Nature of Class	Percent of Class

Common	Carlyn A. Barr (1) 13-44 Henrietta Court Fair Lawn, NJ 07410	2,837,026	23.35%

Common	Park Avenue Health Care Management One North Lexington Avenue White Plains, New York 10601	1,200,000	9.88%

Common	Dr. Frank J. Castanaro 71 Bradford Boulevard Yonkers, NY 10710	733,000	6.03%

(1) Carlyn A. Barr is the wife of John H. Treglia. John Treglia has disavowed any interest in the shares of common stock owned by Ms. Barr.

Security Ownership of Management

The following table sets forth information as of June 10, 2004, with respect to the shareholdings of the Company’s executive officers and directors.

Title Of Beneficial Owner	Name and Address of Beneficial Ownership	Amount and Nature of Class (1)	Percent of Class

Common	John H. Treglia 13-44 Henrietta Court Fair Lawn, NJ 07410	0	0

Common	Dr. Frank J. Castanaro 71 Bradford Boulevard Yonkers, NY 10710	733,000	6.03%

Common	All directors and officers as a group (2 persons)	733,000	6.03%

Pursuant to the rules of the Securities and Exchange Commission, shares of our common stock, which an individual or member of a group has a right to acquire within 60 days pursuant to the exercise of options or warrants, are deemed to be outstanding for the purpose of computing the ownership of such individual or group, but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person shown in the table. Accordingly, where applicable, each individual or group member’s rights to acquire shares pursuant to the exercise of options or warrants are noted below.

Medical and Professional Advisory Board

We have formed a Medical and Professional Advisory Board which consists of individuals with experience and expertise in otolaryngology, audiology, geriatric care (both medical and psychological), and new hearing aid product developments. The purpose of establishing this advisory board was to assist us with any complex questions or issues which may arise in connection with their fields of expertise. W we consult with the members with respect to current developments in their fields of expertise and, where appropriate, for advice respecting our business strategy.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The following is a description of any transactions during the fiscal year ended February 29, 2004 or any presently proposed transactions, to which we were, or are, to be a party, in which the amount involved in such transaction (or series of transactions) was $60,000 or more and which any of the following persons had or is to have a direct or indirect material interest: (ii) any of our directors or executive officers; (ii) any person who owns or has the right to acquire 5%or more of our issued and outstanding common stock; and (iii) any member of the immediate family of any such persons. Current management is not aware of any requirements, which may have been in effect prior to January 2000, with respect to the approval of related transactions by independent directors. Because of its current limited management resources, the company does not presently have any requirement respecting the necessity for independent directors to approve transactions with related parties. All transactions are approved by the vote of the majority, or the unanimous written consent, of the full board of directors. All member so the board of directors all members of the board of directors, individually and/or collectively, could have possible conflicts of interest with respect to transactions with related parties.

Employment Agreement with John H. Treglia

On April 3, 2000, we entered into an employment agreement with John H. Treglia, our President and CEO. The agreement provides for an annual salary in the amount of $150,000 and a term of three years. On April 3, 2003 we entered into an amendment to such employment agreement extending the terms of the agreement for an additional five years based on the same terms and conditions. Mr. Treglia has agreed to waive the right to be paid in cash until, in the opinion of the board of directors, we have sufficient financial resources to make such payments. Inlieu of cash salary payments, Mr. Treglia may accept shares of common stock at, or at a discount from the market price. His agreement provides for the possibility of both increases in salary and the payment of bonuses at the sole discretion of the board of directors, participation in any pension plan, profit-sharing plan, life insurance, hospitalization of surgical program or insurance program adopted by us (to the extent that the employee is eligible to do so under the provisions of such plan or program), reimbursement of business related expenses, for the non-disclosure of information which we deem to be confidential to it, for non-competition with us for the two-year period following termination of employment with us and for various other terms and conditions of employment. We do not intend to provide any of our employees with medical, hospital or life insurance benefits until our board of directors determines that we have sufficient financial resources to do so.

ITEM 14. PRINCIPAL ACCOUNTANTING FEES AND SERVICES

Audit Fees

For the Company’s fiscal year ended February 29, 2004, we were billed approximately $12,000 for professional services rendered for the audit of our financial statements. We also were billed approximately $3,000 for the review of financial statements included in our periodic and other reports filed with the Securities and Exchange Commission for our year ended February 29, 2004.

Tax Fees

For the Company’s fiscal year ended February 29, 2004, we were billed $2,000 for professional services rendered for tax compliance, tax advice, and tax planning.

All Other Fees

The Company did not incur any other fees related to services rendered by our principal accountant for the fiscal year ended February 29, 2004.

ITEM 15. - EXHIBITS AND REPORTS ON FORM 8K

(a)	Exhibits:

3.1 – Certificate of Incorporation and amendments
3.2 – Bylaws
10.1 – Joint Venture Agreement with Alliance Healthcare, Inc.
10.2 – Joint Marketing Agreement with Thesco benefits, LLC
31.1 – 302 Certification of Chief Executive Officer and Chief Financial Officer
32.1 – 906 Certification of Chief Executive Officer and Chief Financial Officer

(b)	Reports of Form 8-K filed in fourth quarter of the fiscal year:

None

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Yonkers, State of New York.

COMPREHENSIVE HEALTHCARE SOLUTIONS, INC.

September 23, 2005	By:	/s/ John H. Treglia
John H. Treglia, President, Director and CEO

By: /s/ Frank Castanaro
September 23, 2005	Dr. Frank Castanaro, Secretary and Director

assets and property, and to undertake or assume the whole or any part of the obligations or liabilities of any person, firm, association or corporation.

To acquire, hold, use, sell, assign, lease, grant licenses in respect of, mortgage or otherwise dispose of letters patent of the United States or any foreign country, patent rights, licenses and privileges, inventions, improvements and processes, copyrights, trade-marks and trade names, relating to or useful in connection with any business of this corporation.

To acquire by purchase, subscription or otherwise, and to receive, hold, own, guarantee, sell, assign, exchange, transfer, mortgage, pledge or otherwise dispose of or deal in and with any of the shares of the capital stock, or any voting trust certificates in respect of the shares of capital stock, scrip, warrants, rights, bonds, debentures, notes, trust receipts, and other securities, obligations, choses in action and evidences of indebtedness or interest issued or created by any corporations, joint stock companies, syndicates, associations, firms, trusts or persons, public or private, or by the government of the United States of America, or by any foreign government, or by any state, territory, province, municipality or other political subdivision or by any governmental agency, and as owner thereof to possess and exercise all the rights, powers and privileges of ownership, including the right to execute consents and vote thereon, and to do any and all acts and things necessary or advisable for the preservation, protection, improvement and enhancement in value thereof.

2

To enter into, make and perform contracts of every kind and description with any person, firm, association, corporation, municipality, county, state, body politic or government or colony or dependency thereof.

To borrow or raise moneys for any of the purposes of the corporation and, from time to time without limit as to amount, to draw, make, accept, endorse, execute and issue promissory notes, drafts, bills of exchange, warrants, bonds, debentures and other negotiable or non-negotiable instruments and evidences of indebtedness, and to secure the payment of any thereof and of the interest thereon by mortgage upon or pledge, conveyance or assignment in trust of the whole or any part of the property of the corporation, whether at the time owned or thereafter acquired, and to sell, pledge or otherwise dispose of such bonds or other obligations of the corporation for its corporate purposes.

To loan to any person, firm or corporation any of its surplus funds, either with or without security.

To purchase, hold, sell and transfer the shares of its own capital stock; provided it shall not use its funds or property for the purchase of its own shares of capital stock when such use would cause any impairment of its capital except as otherwise permitted by law, and provided further that shares of its own capital stock belonging to it shall not be voted upon directly or indirectly.

To have one or more offices, to carry on all or any of its operations and business and without restriction or limit as to amount to purchase or otherwise acquire, hold, own, mortgage, sell, convey or otherwise dispose of, real and personal property of every class and description

3

in any of the states, districts, territories or colonies of the United States, and in any and all foreign countries, subject to the laws of such state, district, territory, colony or country.

In general, to carry on any other business in connection with the foregoing, and to have and exercise all the powers conferred by the laws of Delaware upon corporations formed under the General Corporation Law of the State of Delaware, and to do any or all of the things hereinbefore set forth to the same extent as natural persons might or could do.

The objects and purposes specified in the foregoing clauses shall, except where otherwise expressed, be in nowise limited or restricted by reference to, or inference from, the terms of any other clause in this certificate of incorporation, but the objects and purposes specified in each of the foregoing clauses of this article shall be regarded as independent objects and purposes.

FOURTH. The total number of shares of stock which the corporation shall have the authority to issue is five hundred (500) shares of Common Stock without par value, plus five thousand (5,000) shares Preferred Stock, One Hundred Dollars par value. The designations, and the powers, preferences and relative, participating, optional or other special rights, and qualifications, limitations or restrictions thereof shall be those set forth in the resolution or resolutions providing for the issue of such stock adopted by the board of directors.

No stockholder of this corporation shall by reason of his holding shares of any class have any pre-emptive or

4

preferential right to purchase or subscribe to any shares of any class of this corporation, now or hereafter to be authorized, or any notes, debentures, bonds, or other securities convertible into or carrying options or warrants to purchase shares of any class, now or hereafter to be authorized, whether or not the issuance of any such shares, or such notes, debentures, bonds or other securities, would adversely affect the dividend or voting rights of such stockholder, other than such rights, if any, as the board of directors, in its discretion from time to time may grant and at such price as the board of directors in its discretion may fix; and the board of directors may issue shares of any class of this corporation, or any notes, debentures, bonds, or other securities convertible into or carrying options or warrants to purchase shares of any class, without offering any such shares of any class, either in whole or in part, to the existing stockholders of any class.

FIFTH. The minimum amount of capital with which the corporation will commence business is One Thousand Dollars ($1,000.00).

SIXTH. The names and places of residence of the incorporators are as follows:

NAMES	RESIDENCES
S. H. Livesay	Wilmington, Delaware
B. J. Consono	Wilmington, Delaware
A. D. Grier	Wilmington, Delaware

SEVENTH. The corporation is to have perpetual existence.

5

to any compromise or arrangement and to any reorganization of this corporation as consequence of such compromise or arrangement, the said compromise or arrangement and the said reorganization shall, if sanctioned by the court to which the said application has been made, be binding on all the creditors or class of creditors, and/or on all the stockholders or class of stockholders, of this corporation, as the case may be, and also on this corporation.

ELEVENTH. No contract or other transaction between this corporation and any person, firm, association or corporation and no act of this corporation shall, in the absence of fraud, be invalidated or in any way affected by the fact that any of the directors of this corporation are pecuniarily or otherwise interested, directly or indirectly, in such contract, transaction or act, or are related to or interested in, as a director, stockholder, officer, employee, member or otherwise, such person, firm, association or corporation. Any director so interested or related who is present at any meeting of the board of directors or committee of directors at which action on any such contract, transaction or act is taken may be counted in determining the presence of a quorum at such meeting and may vote thereat with respect to such contract, transaction or act with like force and effect as if he was not so interested or related. No director so interested or related shall, because of such interest or relationship, be disqualified from holding his office or be liable to the corporation or to any stockholder or creditor thereof for any loss incurred by this corporation

8

under or by reason of such contract, transaction or act, or be accountable for any gains or profits he may have realized therein.

TWELFTH. Meetings of stockholders may be held outside the State of Delaware, if the by-laws so provide. The books of the corporation may be kept (subject to any provision contained in the statutes) outside the State of Delaware at such place or places as may be designated from time to time by the board of directors or in the by-laws of the corporation. Elections of directors need not be by ballot unless the by-laws of the corporation shall so provide.

THIRTEENTH. The corporation reserves the right to amend, alter, change or repeal any provision contained in this certificate of incorporation, in the manner now or hereafter prescribed by statute, and all rights conferred upon stockholders herein are granted subject to this reservation.

WE, THE UNDERSIGNED, being each of the incorporators hereinbefore named, for the purpose of forming a corporation pursuant to the General Corporation Law of the State of Delaware, do make this certificate, hereby declaring and certifying that the facts herein stated are true, and accordingly have hereunto set our hands and seals this 14th day of April A.D. 1966.

__________________ (SEAL)

__________________ (SEAL)

__________________ (SEAL)

STATE OF DELAWARE )
COUNTY OF NEW CASTLE ) ss:

BE IT REMEMBERED that on this 14th day of April A.D. 1966, personally came before me, a Notary Public for the State of Delaware, S. H. Livesay, B. J. Consono and A. D. Grier all of the parties to the foregoing certificate of incorporation, known to me personally to be such, and severally acknowledged the said certificate to be the act and deed of the signers respectively and that the facts therein stated are truly set forth.

GIVEN under my hand and seal of office the day and year aforesaid.

A. Dana Stovall
Notary Public

CERTIFICATE OF AMENDMENT

OF

CERTIFICATE OF INCORPORATION

NANTUCKET LINGERIE, INC., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware, DOES HEREBY CERTIFY:

FIRST: That at a meeting of the Board of Directors of NANTUCKET LINGERIE, INC. a resolution was duly adopted setting forth a proposed amendment of the Certificate of Incorporation, declaring it advisable to adopt such amendment, and directing that such amendment be considered at a special meeting of stockholders. Such resolution is as follows:

> RESOLVED: That the Board of Directors of Nantucket Lingerie, Inc., hereby approves and declares advisable the following amendment of the Certificate of Incorporation and directs that said amendment be considered at a Special Meeting of Stockholders to be held on May 22, 1989:

Article FIRST of the Certificate of Incorporation is hereby amended by changing the name of the corporation from NANTUCKET LINGERIE, INC. to NANTUCKET INDUSTRIES, INC.

Article FOURTH of the Certificate of Incorporation is hereby amended by striking out the provisions thereof, which now read as follows:

> "FOURTH. The total number of shares of stock which the corporation shall have the authority to issue is five hundred (500) shares of Common Stock without par value, plus five thousand (5,000) shares Preferred Stock, One Hundred Dollars par value. The designations, and the powers, preferences and relative, participating, optional or other special rights, and qualifications, limitations or restrictions thereof shall be those set forth in the resolution or resolutions providing for the issue of such stock adopted by the board of directors.
>
> No stockholder of this corporation shall by reason of his holding shares of any class have any pre-emptive or preferential right to purchase or subscribe to any shares of any class of this corporation, now or hereafter to be authorized, or any notes, debentures, bonds, or other securities convertible into or carrying options or warrants to purchase shares of any class, now or hereafter to be authorized, whether or not the issuance of any such shares, or such notes, debentures, bonds or other securities, would adversely affect the dividend or voting rights of such stockholder, other than such rights, if any, as the board of directors, in its discretion from time to time may grant and at such price as the board of directors in its discretion may fix; and the board of directors may is[illegible] shares of any class of this corporation, or any notes, debentures, bonds, or other securities convertible into or carrying options or warrants to purchase shares of any class, without offering any such shares of any class, either in whole or in part, to the existing stockholders of any class."

and inserting in place thereof:

"FOURTH: The total number of shares of capital stock of all classes which this corporation shall have authority to issue shall be two million five hundred thousand (2,500,000) shares, to wit: (A) two million (2,000,000) shares of Common Stock of the par value of ten cents ($.10) per share, amounting in the aggregate to two hundred thousand dollars ($200,000): and (B) five hundred thousand (500,000) shares of Preferred Stock of the par value of ten cents ($.10) per share, amounting in the aggregate to fifty thousand dollars ($50,000).

The holders of the Common Stock shall be entitled to one vote for each share of Common Stock registered in the name of such holder, and there shall be no cumulative voting in elections for directors. The holders of the Common Stock shall be entitled to such dividends as may from time to time be declared by the board of directors, but only when and as declared by the board of directors out of any funds legally available for declaration of dividends, and subject to any provisions of this Certificate of Incorporation, as amended from time to time, or of resolutions of the board of directors adopted pursuant to authority herein contained, requiring that dividends be declared and/or paid upon the outstanding shares of Preferred Stock of any series or upon the outstanding shares of any other class of capital stock ranking senior to the Common Stock as to dividends as a condition to the declaration and/or payment of any dividend on the Common Stock; but no such provisions shall restrict the declaration or payment of any dividend or distribution of the Common Stock payable solely in shares of Common Stock. In the event of the liquidation, dissolution or winding up of the affairs of this corporation, the holders of the Common Stock shall be entitled to share pro rata in the net assets available for distribution to holders of Common Stock after satisfaction of the prior claims of the holders of shares of Preferred Stock of any series and shares of any other class of capital stock ranking senior to the Common Stock as to assets, in accordance with the provisions of this Certificate of Incorporation, as amended from time to time, or of resolutions of the board of directors adopted pursuant to authority herein contained.

The board of directors is hereby authorized from time to time to provide by resolution for the issuance of shares of Preferred Stock in one or more series not exceeding the aggregate number of shares of Preferred Stock authorized by this Certificate of Incorporation, as amended from time to time, and to determine with respect to each such series, the voting powers, if any (which voting powers if granted may be full or limited), designations, preferences, the relative, participating, optional or other rights, and the qualifications, limitations and restrictions appertaining thereto, including without limiting the generality of the foregoing, the voting rights appertaining to shares of Preferred Stock of any series

(which may be one vote per share or a fraction of a vote per shar and which may be applicable gene lly or only upon happening and continuance of st d events or conditions), the rights of this corporation to redeem Preferred Stock of any series (including the determination of the time or times during which such rights to redeem shall be exercisable and the price or prices applicable to such rights to redeem), the rate of dividend to which holders of Preferred Stock of any series may be entitled (which may be cumulative or noncumulative), the rights of holders of Preferred Stock of any series in the event of the liquidation, dissolution or winding up of the affairs of this corporation, and the rights (if any) of holders of Preferred Stock of any series to convert or exchange such shares of Preferred Stock of such series for shares of Common Stock or for shares of Preferred Stock of any other series or for shares of any other class of capital stock (including the determination of the price or prices or the rate or rates applicable to such rights to convert or exchange and the adjustments thereof, the time or times during which such rights to convert or exchange shall be exercisable and the time or times during which a particular price or rate shall be applicable).

Before this corporation shall issue any shares of Preferred Stock of any series, a certificate setting forth a copy of the resolution or resolutions of the board of directors, fixing the voting powers, designations, preferences, the relative, participating, optional and other rights, and the qualifications, limitations and restrictions appertaining to the shares of Preferred Stock of such series, and the number of shares of Preferred Stock of such series authorized by the board of directors to be issued, shall be made under seal of this corporation and signed by the president or a vice president and by the secretary or an assistant secretary of this corporation and acknowledged by such president or vice president as provided by the laws of the State of Delaware and shall be filed and a copy thereof recorded in the manner prescribed by the laws of the State of Delaware."

Article NINTH of the Certificate of Incorporation is hereby amended by striking out the first sentence of the fourth sub-paragraph thereof which now reads:

"By resolution passed by sixty per cent of the whole board, to designate one or more committees, each committee to consist of two or more of the directors of the corporation, which, to the extent provided in the resolution or in the by-laws of the corporation, shall have and may exercise the powers of the board of directors in the management of the business and affairs of the corporation, and may authorize the seal of the corporation to be affixed to all papers which may require it."

and inserting in place thereof:

"By resolution passed by a majority of the whole board, to designate one or more committees, each committee to consist of two or more of the directors of the corporation, which, to the extent provided in the resolution or in the by-laws of the corporation, shall have and may exercise the powers of the board of directors in the management of the business and affairs of the corporation, and may authorize the seal of the corporation to be affixed to all papers which may require it."

Article NINTH of the Certificate of Incorporation is hereby further amended by striking out the fifth sub-paragraph thereof which now reads:

"When and as authorized by the affirmative vote of the holders of sixty per cent of the stock issued and outstanding having voting power given at a stockholders' meeting duly called for that purpose, or when authorized by the written consent of the holders of sixty per cent of the voting stock issued and outstanding, to sell, lease or exchange all of the property and assets of the corporation, including its good will and its corporate franchises, upon such terms and conditions and for such consideration, which may be in whole or in part shares of stock in, and/or other securities of, any other corporation or corporations, as its board of directors shall deem expedient and for the best interests of the corporation."

and inserting in place thereof:

"When and as authorized by the affirmative vote of the holders of a majority of the stock issued and outstanding having voting power given at a stockholders' meeting duly called for that purpose, or when authorized by the written consent of the holders of a majority of the voting stock issued and outstanding, to sell, lease or exchange all of the property and assets of the corporation, including its good will and its corporate franchises, upon such terms and conditions and for such consideration, which may be in whole or in part shares of stock in, and/or other securities of, any other corporation or corporations, as its board of directors shall deem expedient and for the best interests of the corporation."

SECOND: That thereafter, pursuant to resolution of its Board of Directors, said special meeting of the stockholders of said corporation was duly called and held, upon notice in accordance with section 222 of the General Corporation Law of the State of Delaware at which meeting the necessary number of shares as required by statute were voted in favor of the amendment.

THIRD: That said amendment was duly adopted in accordance with the provisions of section 242 of the General Corporation Law of the State of Delaware.

FOURTH: That the capital of said corporation will not be reduced under or by reason of said amendment.

-4-

IN WITNESS WHERE said NANTUCKET LINGERIE, INC. h caused its corporate seal to be hereunto affixed and this certificate to be signed by George J. Gold, its President, and attested by Donald M. Bloch, its Assistant Secretary, this 22nd day of May, 1969.

NANTUCKET LINGERIE, INC.

By ______________________
President

(CORPORATE SEAL)

ATTEST:

By ______________________
Assistant Secretary

COMMONWEALTH OF MASSACHUSETTS)
) ss:
COUNTY OF SUFFOLK)

BE IT REMEMBERED that on this 22nd day of May, 1969 personally came before me, a Notary Public in and for the County and State aforesaid, George J. Gold, President of NANTUCKET LINGERIE, INC., a corporation of the State of Delaware, and he duly executed said certificate before me and acknowledged the said certificate to be his act and deed and the act and deed of said corporation and the facts stated therein are true; and that the seal affixed to said certificate and attested by the Assistant Secretary of said corporation is the common or corporate seal of said corporation.

IN WITNESS WHEREOF, I have hereunto set my hand and seal of office the day and year aforesaid.

____
Notary Public

My Commission Expires: 5/9/75

(SEAL)

FILED

AUG 7 1981 10 AM

[signature]

SECRETARY OF STATE

CERTIFICATE OF AMENDMENT
CERTIFICATE OF INCORPORATION

NANTUCKET INDUSTRIES, INC., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware, DOES HEREBY CERTIFY:

FIRST: That at a meeting of the Board of Directors of Nantucket Industries, Inc., a resolution was duly adopted setting forth a proposed amendment of the Certificate of Incorporation, declaring it advisable to adopt such amendment, and directing that such amendment be considered at a special meeting of stockholders. Such resolution is as follows:

RESOLVED: That the Board of Directors of Nantucket Industries, Inc. hereby approves and declares advisable the following amendment of the Certificate of Incorporation and directs that said amendment be considered at a Special Meeting of Stockholders to be held on June 26, 1981:

ARTICLE FOURTH of the Certificate of Incorporation is hereby amended by striking out the first paragraph thereof which now reads as follows:

"FOURTH: The total number of shares of capital stock of all classes which this corporation shall have authority to issue shall be two million five hundred thousand (2,500,000) shares, to wit: (A) two million (2,000,000) shares of Common Stock of the par value of Ten Cents ($.10) per share, amounting in the aggregate to Two Hundred Thousand Dollars ($200,000); and (B) five hundred thousand (500,000) shares of Preferred Stock of the par value of Ten Cents ($.10) per share, amounting in the aggregate to Fifty Thousand Dollars ($50,000)."

And inserting in place thereof:

"FOURTH: The total number of shares of capital stock of all classes which this corporation shall have authority to issue shall be four million five hundred thousand (4,500,000) shares, to wit: (A) four million (4,000,000) shares of Common Stock of the par value of Ten Cents ($.10) per share, amounting in the aggregate to Four Hundred Thousand Dollars ($400,000); and (B) five hundred thousand (500,000) shares of Preferred Stock of the par value of Ten Cents ($.10) per share, amounting in the aggregate to Fifty Thousand Dollars ($50,000)."

SECOND: That thereafter, pursuant to resolution of its Board of Directors, a special meeting of the stockholders of said corporation was duly called and held, upon notice in accordance with Section 222 of the General Corporation Law of the State of Delaware at which meeting the necessary number of shares as required by statute were voted in favor of the amendment.

THIRD: That said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, said Nantucket Industries, Inc. has caused its corporate seal to be hereunto affixed and this certificate to be signed by George J. Gold, its President, and attested by Robert M. Rosen, its Assistant Secretary, this 31st day of July, 1981.

NANTUCKET INDUSTRIES, INC.

By [signature]
George J. Gold, President

NANTUCKET INDUSTRIES, INC.
1966
DELAWARE
(CORPORATE SEAL)

ATTEST:

[signature]
Robert M. Rosen, Assistant Secretary

~~STATE OF~~ )
COUNTY OF ) SS.:

BE IT REMEMBERED that on this day of July, 1981, personally came before me, a Notary Public in and for the City and State aforesaid, George J. Gold, President of Nantucket Industries, Inc., a corporation of the State of Delaware, and duly executed said certificate before me and acknowledged the said certificate to be his act and deed and the act and deed of said corporation and the facts stated therein are true; and that the seal affixed to said certificate and attested by the Assistant Secretary of ~~said corporation is the common or corporate seal of said corporation.~~

~~IN WITNESS WHEREOF, I have hereunto set my hand and seal of office the day and year aforesaid.~~

~~Notary Public~~

~~My Commission Expires:~~

734228016

FILED
AUG 15 1984 10AM

CERTIFICATE OF AMENDMENT
CERTIFICATE OF INCORPORATION

NANTUCKET INDUSTRIES, INC., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware, DOES HEREBY CERTIFY:

FIRST: That at a meeting of the Board of Directors of Nantucket Industries, Inc. held on June 11, 1984, a resolution was duly adopted setting forth a proposed amendment of the Certificate of Incorporation, declaring it advisable to adopt such amendment, and directing that such amendment be considered at a special meeting of stockholders. The full text of such amendment is annexed hereto as Exhibit A.

SECOND: That on August 3, 1984, pursuant to resolution of its Board of Directors, a special meeting in lieu of annual meeting of the stockholders of said corporation was duly called and held, upon notice in accordance with Section 222 of the General Corporation Law of the State of Delaware, at which meeting the necessary number of shares as required by statute were voted in favor of the amendment.

THIRD: That said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, said Nantucket Industries, Inc. has caused its corporate seal to be hereunto affixed and this certificate to be signed by George J. Gold, its Chairman, and attested by Joseph F. Mazzella, its Assistant Secretary, this 3rd day of August, 1984.

NANTUCKET INDUSTRIES, INC.

By: [signature]
George J. Gold, Chairman

(CORPORATE SEAL)

ATTEST:

[signature]
Joseph F. Mazzella, Assistant Secretary

EXHIBIT A

Amendments to the Company's Certificate of Incorporation:

A. The first and fifth subparagraphs of Article NINTH shall be amended to add the words italicized below:

In furtherance and not in limitation of the powers conferred by statute, the board of directors is expressly authorized:

Except as otherwise provided in this Certificate of Incorporation or in the by-laws, to make, alter or repeal the by-laws of the corporation.

. .

Except as may be otherwise required by Article Fourteenth, when and as authorized by the affirmative vote of the holders of a majority of the stock issued and outstanding having voting power given at a stockholders' meeting duly called for that purpose, or when authorized by the written consent of the holders of a majority of the voting stock issued and outstanding, to sell, lease or exchange all of the property and assets of the corporation, including its good will and its corporate franchises, upon such terms and conditions and for such consideration, which may be in whole or in part shares of stock in, and/or other securities of, any other corporation or corporations, as its board of directors shall deem expedient and for the best interests of the corporation.

B. A new Article FOURTEENTH shall be added as follows:

1. In addition to the requirements of the provisions of any series of preferred stock which may be outstanding, and whether or not a vote of the stockholders is otherwise required, the affirmative vote of the holders of not less than eighty percent (80%) of the Voting Stock shall be required for the approval or authorization of any Business Transaction with a Related Person, or any Business Transaction in which a Related Person has an interest (except proportionately as a stockholder of the Corporation); provided, however, that the eighty percent (80%) voting requirement shall not be applicable if (i) the Continuing Directors, who at the time constitute at least a majority of the entire Board of Directors of the Corporation, have expressly approved the Business Transaction by at least a two-thirds vote of such Continuing Directors, or (ii) all of the following conditions are satisfied:

(a) The Business Transaction is a merger or consolidation and the cash or fair market value of the property, securities or other consideration to be received per share by holders of common stock of the Corporation (other than such Related Person) in the Business Transaction is at least equal in value to such Related Person's Highest Purchase Price;

(b) After such Related Person has become a Related Person and prior to the consummation of such Business Transaction, such Related Person shall not have acquired any additional shares of Voting Stock or securities convertible into Voting Stock, ex-

A—1

00003

cept (x) as a part of the transaction which results in such Related Person becoming the Beneficial Owner of not less than ten percent (10%) of the Voting Stock, or (y) as a result of a pro rata stock dividend or stock split; and

(d) Prior to the consummation of such Business Transaction, such Related Person shall not have, directly or indirectly, (x) received the benefit (except proportionately as a stockholder of the Corporation) of any loans, advances, guarantees, pledges or other financial assistance or tax credit provided by the Corporation or any of its subsidiaries, or (y) caused any material change in the Corporation's business or equity capital structure, including the issuance of shares of capital stock of the Corporation to any third party.

2. For the purposes of this Article FOURTEENTH:

(i) The term "Business Transaction" shall mean (a) any merger or consolidation involving the Corporation or a subsidiary of the Corporation, (b) any sale, lease, exchange, transfer or other disposition (in one transaction or a series of transactions), including, without limitation, a mortgage or any other security device, of all or any Substantial Part of the assets either of the Corporation or of a subsidiary of the Corporation, (c) any sale, lease, exchange, transfer or other disposition of all or any Substantial Part of the assets of any entity to the Corporation or a subsidiary of the Corporation, (d) the issuance, sale, exchange, transfer or other disposition by the Corporation or a subsidiary of the Corporation of any securities of the Corporation or any subsidiary of the Corporation, (e) any recapitalization or reclassification of the Corporation's securities or other transaction that would have the effect of increasing the voting power of a Related Person, (f) any liquidation, spinoff, splitoff, splitup or dissolution of the Corporation, and (g) any agreement, contract or any arrangement providing for any of the transactions described in this definition of Business Transaction.

(ii) The term "Related Person" shall mean and include (a) any individual, corporation, partnership, group, association or other person or entity which, together with its Affiliates and Associates, is the Beneficial Owner of not less than ten percent (10%) of the Voting Stock of the Corporation or was the Beneficial Owner of not less than ten percent (10%) of the Voting Stock of the Corporation (x) at the time the definitive agreement providing for the Business Transaction (including any amendment thereof) was entered into, (y) at the time a resolution approving the Business Transaction was adopted by the Board of Directors of the Corporation or (z) as of the record date for the determination of stockholders entitled to notice of and to vote on, or consent to, the Business Transaction, and (b) any Affiliate or Associate of any such individual, corporation, partnership, group, association or other person or entity; provided, however, and notwithstanding anything in the foregoing to the contrary, the term "Related Person" shall not include the Corporation, a wholly-owned subsidiary of the Corporation, any employee stock ownership or other employee benefit plan of the Corporation or any wholly-owned subsidiary of the Corporation or any trustee of, or fiduciary with respect to, any such plan when acting in such capacity.

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(iii) The term "Beneficial Owner" shall be defined by reference to Rule 13d-3 under the Securities Exchange Act of 1934, as in effect on June 1, 1984; provided, however, that any individual, corporation, partnership, group, association or other person or entity which has the right to acquire any Voting Stock at any time in the future, whether such right is contingent or absolute, pursuant to any agreement, arrangement or understanding or upon exercise of conversion rights, warrants or options, or otherwise, shall be deemed the Beneficial Owner of such Voting Stock.

(iv) The term "Highest Purchase Price" shall mean the highest amount of consideration paid by such Related Person for a share of common stock of the Corporation within one year prior to the date such Related Person became a Related Person or in the transaction which resulted in such Related Person becoming a Related Person; provided, however, that the Highest Purchase Price shall be appropriately adjusted to reflect the occurrence of any reclassification, recapitalization, stock split, reverse stock split or other adjustment in the number of outstanding shares of common stock of the Corporation, or the declaration of a stock dividend thereon, between the last date upon which such Related Person paid the Highest Purchase Price and the effective date of the merger or consolidation.

(v) The term "Substantial Part" shall mean more than twenty percent (20%) of the fair market value of the total assets of the entity in question, as reflected on the most recent consolidated balance sheet of such entity existing at the time the stockholders of the Corporation would be required to approve or authorize the Business Transaction involving the assets constituting any such Substantial Part.

(vi) In the event of a merger in which the Corporation is the surviving corporation, for the purposes of subparagraph (a) of Section 1 of this Article FOURTEENTH the phrase "property, securities or other consideration to be received" shall include, without limitation, common stock of the Corporation retained by its stockholders (other than such Related Person).

(vii) The term "Voting Stock" shall mean all outstanding shares of capital stock of the Corporation entitled to vote generally in the election of directors, considered for the purposes of this Article FOURTEENTH as one class; provided, however, that if the Corporation has shares of Voting Stock entitled to more or less than one vote for any such share, each reference in this Article FOURTEENTH to a proportion of shares of Voting Stock shall be deemed to refer to such proportion of the votes entitled to be cast by such shares.

(viii) The term "Continuing Director" shall mean a director who either was a member of the Board of Directors of the Corporation at or prior to the time such Related Person became a Related Person or who subsequently became a director of the Corporation and whose election, or nomination for election by the Corporation's stockholders, was approved by a vote of at least three-fourths of the Continuing Directors then on the Board.

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00003

(ix) The term "Affiliate", used to indicate a relationship with a specified person, shall mean a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, such specified person.

(x) The term "Associate", used to indicate a relationship with a specified person, shall mean (a) any corporation, partnership or other organization (other than the Corporation or any wholly-owned subsidiary of the Corporation) of which such specified person is an officer or partner or is, directly or indirectly, the Beneficial Owner of ten percent (10%) or more of any class of equity securities, (b) any trust or other estate in which such specified person has a substantial beneficial interest or as to which such specified person serves as trustee or in a similar fiduciary capacity, (c) any relative or spouse of such specified person, or any relative of such spouse, who has the same home as such specified person, or who is a director or officer of the Corporation or any of its parents or subsidiaries, and (d) any person who is a director or officer of such specified person or any of its parents or subsidiaries (other than the Corporation or any wholly-owned subsidiary of the Corporation).

3. For the purposes of this Article FOURTEENTH, if the Continuing Directors constitute at least a majority of the entire Board of Directors, then two-thirds of such Continuing Directors shall have the power to make a good faith determination binding upon the Corporation, on the basis of information known to them, of: (i) the number of shares of Voting Stock of which any person is the Beneficial Owner, (ii) whether a person is an Affiliate or Associate of another, (iii) whether a person has an agreement, arrangement or understanding with another as to the matters referred to in the definition of Beneficial Owner herein, (iv) whether the assets subject to any Business Transaction constitute a Substantial Part, (v) whether any Business Transaction is one in which a Related Person has an interest (except proportionately as a stockholder of the Corporation), (vi) whether a Related Person has, directly or indirectly, received any of the benefits or caused any of the changes referred to in subparagraph (c) of Section 1 of this Article FOURTEENTH, and (vii) such other matters with respect to which a determination is required under this Article FOURTEENTH.

4. Nothing contained in this Article FOURTEENTH shall be construed to relieve any Related Person of any fiduciary obligation imposed by law.

5. Notwithstanding any other provisions of this Certificate of Incorporation or the By-laws of the Corporation (and notwithstanding that a lesser percentage may be specified by law, this Certificate of Incorporation or the By-laws of the Corporation), the provisions of this Article FOURTEENTH (including this Section 5) may not be repealed or amended in any respect, nor may any provision be adopted inconsistent with this Article FOURTEENTH, unless such action is approved by the affirmative vote of the holders of not less than eighty percent (80%) of the Voting Stock (or a majority of the Voting Stock, in the event that such action is proposed or approved by at least 75% of the Continuing Directors).

A–4

00006

C. A new Article FIFT[illegible]TH shall be added as follows:

The number of Directors which shall constitute the whole Board shall be not less than three (3) nor more than twelve (12). Within such limits the total number of Directors for the ensuing year shall be fixed at each annual meeting by the requisite vote of the stockholders but if the number is not so fixed, the number shall remain as it stood immediately prior to such meeting. Initially upon adoption of this paragraph the total number of Directors shall be eight (8). The requisite vote of the stockholders for fixing the number of Directors shall be (a) a majority of the shares of stock issued and outstanding if the stockholders are setting the number of Directors which was previously proposed by the Board of Directors and (b) two-thirds (66-2/3%) of the shares of stock issued and outstanding in all other cases.

The Directors shall be divided into three classes. Each Director elected at the 198[illegible] Special Meeting in Lieu of Annual Meeting of Stockholders shall be assigned to a class as determined by the Board of Directors within thirty days after the effective date of this amendment and shall serve for terms expiring as follows: the terms of office of Directors of the first class shall expire at the first Annual Meeting of Stockholders (or special meeting in lieu thereof) after their election, that of the second class shall expire at the second Annual Meeting of Stockholders (or special meeting in lieu thereof) after their election, and that of the third class shall expire at the third Annual Meeting of Stockholders (or special meeting in lieu thereof) after their election, or thereafter when their respective successors in each case are elected and have qualified. At each Annual Meeting of Stockholders (or special meeting in lieu thereof) held subsequent to the 1984 Special Meeting in Lieu of Annual Meeting, the Directors chosen to succeed those whose terms expire shall be elected for a term expiring at the third succeeding Annual Meeting of Stockholders (or special meeting in lieu thereof) or thereafter when their respective successors in each case are elected and have qualified.

At any time during any year the total number of Directors may be increased or reduced within the aforesaid limits (i) by vote of a majority of the total number of Directors; or (ii) by the stockholders at a meeting called for that purpose, by vote of two-thirds (66-2/3%) of the shares of stock issued and outstanding; provided, however, that, in the case of a reduction by the Directors or the stockholders which involves the termination of the directorship of an incumbent Director, such termination may only be for cause.

Each newly created directorship resulting from any increase in the number of Directors may be filled in the manner provided herein for the filling of a vacancy in the office of a Director.

No Director need be a stockholder. Each Director shall hold office until the expiration of his term of office and until his successor is elected and qualified or until he sooner dies, resigns or is removed.

Any Director or officer may resign at any time by delivering his resignation in writing to the President or the Secretary or to a meeting of the Board of Directors, and such resignation shall take effect at the time stated therein or, if no time be so stated, upon its delivery, and without the necessity of its being accepted unless the resignation shall s[illegible]

A—5

00007

state. The stockholde[illegible] ay, at any meeting called for the purpose, by [illegible]e of two-thirds (66-2/3%) of the shares or stock issued and outstanding and entitled to vote at an election of Directors, remove from office any Director or Directors, provided, however, that such removal may only be for cause. The Board of Directors may at any time, by vote of a majority of the Directors then in office, remove from office any officer. The Board of Directors may at any time, by vote of a majority of the Directors present and voting, terminate or modify the authority of any agent. No Director or officer resigning or removed shall have any right to any compensation as such Director or officer for any period following his resignation or removal, or [illegible]ny right to damages on account of such removal, whether his compensation be by the month or by the year or otherwise, except pursuant to the provisions of a written agreement with the Corporation duly approved by the Board of Directors.

If the office of any Director becomes vacant, by reason of death, resignation, removal or disqualification, or if the authorized number of Directors shall be increased, such vacancy or newly created directorship may only be filled by the Board of Directors by vote of a majority of the Directors then in office, though less than a quorum, except as provided below. If the office of any officer thus becomes vacant, the Board of Directors may elect a successor or successors by vote of a majority of the Directors then in office, though less than a quorum. The Board of Directors shall have and may exercise all its powers notwithstanding the existence of one or more vacancies in the total number of Directors, provided there be at least three Directors in office, subject to any requirements of law or of the Certificate of Incorporation or of the By-Laws as to the number of Directors required for a quorum or for any specific vote, resolution or other action. Any vacancy in the Board of Directors which causes the number of Directors in office to be less than three may be filled by the stockholders at a meeting called for such purpose.

In the case of a vacancy in the office of any Director by reason of death, resignation, removal or disqualification, such vacancy may be filled for the balance of the term of the Director formerly holding such position. In the case of a vacancy by reason of an increase in the number of Directors or otherwise, such vacancy may be filled for a term of three years commencing as of the most recent meeting of stockholders at which any Director was elected, provided, however, that the Board of Directors may specify that such nominee serve only until the next Annual Meeting of Stockholders (or special meeting in lieu thereof), at which time the vacancy shall be filled by vote of the stockholders.

Any Director of the Company whose term of office expires at an annual or special meeting and who is nominated for re-election by the Board of Directors, whether such Director originally assumed office by vote of the stockholders or by vote of the Board of Directors, may be re-elected by stockholders.

Reference in this Article to the total number of Directors means the total number fixed as herein provided, irrespective of the number at the time in office.

The provisions of this Article may not be amended or repealed except upon the affirmative vote of two-thirds (66-2/3%) of the shares of stock issued and outstanding.

00008 A—6

7262301 00

FILED

AUG 18 1986

[signature] SECRETARY OF STATE

**CERTIFICATE OF AMENDMENT**
**OF**
**CERTIFICATE OF INCORPORATION**

**NANTUCKET INDUSTRIES, INC., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware, DOES HEREBY CERTIFY:**

FIRST: That the Board of Directors of Nantucket Industries, Inc. by the unanimous written consent of its members filed with the minutes of the Board, duly adopted a resolution setting forth a proposed amendment to the Certificate of Incorporation, declaring said amendment to be advisable and directing that said amendment be considered at a Special Meeting of Stockholders to be held on July 24, 1986. The resolution setting forth the proposed amendment and directing that it be considered by the stockholders is as follows:

RESOLVED: That the Board of Directors of Nantucket Industries, Inc. hereby approves and declares advisable the amendment of the Certificate of Incorporation in the form attached hereto as Exhibit A and directs that said amendment be considered at a Special Meeting of Stockholders to be held on July 24, 1986.

Exhibit A to the Unanimous Consent is as follows:

Article Fourth of the Certificate of Incorporation is hereby amended by striking out the first paragraph thereof, which now reads as follows:

"FOURTH": The total number of shares of capital stock of all classes which this corporation shall have authority to issue shall be four million five hundred thousand (4,500,000) shares, to wit: (A) Four million (4,000,000) shares of Common Stock of the par value of ten cents ($.10) per share, amounting in the aggregate to four hundred thousand dollars ($400,000); and (B) five hundred thousand (500,000) shares of Preferred Stock of the par value of ten cents ($.10) per share, amounting in the aggregate to fifty thousand dollars ($50,000)."

and inserting in place thereof:

"FOURTH": The total number of shares of capital stock of all classes which this corporation shall have authority to issue shall be six million five hundred thousand (6,500,000) shares, to wit: (A) six million (6,000,000) shares of Common Stock of the par value of

- 1 -

ten cents ($.10) per share, amounting in the aggregate to six hund[illegible] thousand dollars ($600,00[illegible] and (B) five hundred thousand (500,000) shares of Preferred Stock of the par value of ten cents ($.10) per share, amounting in the aggregate to fifty thousand dollars ($50,000)."

SECOND: That thereafter, pursuant to resolution of its Board of Directors, a special meeting in lieu of annual meeting of the stockholders of said corporation was duly called and held, upon notice in accordance with Section 222 of the General Corporation Law of the State of Delaware at which meeting the necessary number of shares as required by statute were voted in favor of the amendment.

THIRD: That said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, said Nantucket Industries, Inc. has caused its corporate seal to be hereunto affixed and has caused this certificate to be signed by George Gold, its President, and attested by Joseph F. Mazzella, its Assistant Secretary, this 15th day of August, 1986.

NANTUCKET INDUSTRIES, INC.

By: [signature]
George J. Gold, President

NANTUCKET INDUSTRIES, INC.

(Corporate Seal)

By: [signature]
Joseph F. Mazzella,
Assistant Secretary

- 2 -

L0003

727224080

FILED

AUG 12 1987
10 Am
[signature]
SECRETARY OF STATE

CERTIFICATE OF AMENDMENT
CERTIFICATE OF INCORPORATION

NANTUCKET INDUSTRIES, INC., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware, DOES HEREBY CERTIFY:

FIRST: That the Board of Directors of Nantucket Industrie , Inc., on May 26, 1987 duly adopted a resolution setting forth a proposed amendment of the Certificate of Incorporation, declaring it advisable to adopt such amendment, and directing that such amendment be considered at a meeting of stockholders to be held on August 7, 1987 as follows:

RESOLVED: That the Board of Directors of Nantucket Industries, Inc. hereby approves and declares advisable the following amendment of the Certificate of Incorporation and directs that said amendment be considered at a meeting of stockholders to be held on August 7, 1987.

ARTICLE SIXTEENTH of the Certificate of Incorporation shall be added and read as follows:

"SIXTEENTH: A director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Corporation or its stockholders, (ii) for acts of omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware General Corporation Law, (iv) for any transaction from which the director derived an improper personal benefit, or (v) for any act or omission occurring prior to the effective date of this Article. If the Delaware General Corporation Law is amended after approval by the stockholders of this provision to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the full extent permitted by the Delaware General Corporation Law, as so amended.

Neither the repeal or modification of the foregoing paragraph, nor the adoption of any provision of the Certificate of Incorporation inconsistent with the foregoing paragraph, by the stockholders of the Corporation shall adversely affect any right or protection of a director of the Corporation existing at the time of such repeal, modification or adoption of inconsistent provision.

SECOND: That thereafter, pursuant to resolution of its Board of Directors, a meeting of the stockholders of said corporation was duly called and held, upon notice in accordance with Section 222 of the General Corporation Law of the State of Delaware, at which meeting the necessary number of shares as required by statute, being a majority of all capital stock issued and outstanding, were voted in favor of the above-described amendment.

THIRD: That said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, said Nantucket Industries, Inc. has caused its corporate seal to be hereunto affixed and this certificate to be signed by George J. Gold, its President, and attested by Donald D. Gold, its Secretary, this 7th day of August, 1987.

NANTUCKET INDUSTRIES, INC.

By: [signature]
George J. Gold, President

Attested:

[signature]
Donald D. Gold, Secretary

CERT

888250063

FILED

SEP 9 1988 9AM

[signature] SECRETARY OF STATE

CERTIFICATE OF DESIGNATION, PREFERENCES AND RIGHTS OF SERIES A JUNIOR PARTICIPATING PREFERRED STOCK

of

NANTUCKET INDUSTRIES, INC.

Pursuant to Section 151 of the General Corporation Law of the State of Delaware

We, George J. Gold, Chairman of the Board, and Donald D. Gold, Secretary, of Nantucket Industries, Inc., a corporation organized and existing under the General Corporation Law of the State of Delaware, in accordance with the provisions of Section 103 thereof, DO HEREBY CERTIFY:

That pursuant to the authority conferred upon the Board of Directors by the Certificate of Incorporation of the said Corporation, as amended, the said Board of Directors on September 6, 1988, adopted the following resolution creating a series of 60,000 shares of Preferred Stock designated as Series A Junior Participating Preferred Stock:

RESOLVED, that pursuant to the authority vested in the Board of Directors of the Corporation by the Restated Certificate of Incorporation, the Board of Directors does hereby provide for the issue of a series of Junior Preferred Stock, $0.10 par value, of the Corporation, to be designated "Series A Junior Participating Preferred Stock" (hereinafter referred to as the "Series A Preferred Stock"), initially consisting of 60,000 shares, and to the extent that the designations, powers, preferences and relative and other special rights and the qualifications, limitations and restrictions of the Series A Preferred Stock are not stated and expressed in the Restated Certificate of Incorporation, does hereby fix and herein state and express such designations, powers, preferences and relative and other special rights and the qualifications, limitations and restrictions thereof, as follows (all terms used herein which are defined in the Restated Certificate of Incorporation shall be deemed to have the meanings provided therein):

Section 1. Designation and Amount. The shares of such series shall be designated as "Series A Junior

2

Participating Preferred Stock" and the number of shares constituting such series shall be 60,000.

Section 2. Dividends and Distributions.

(A) Subject to the prior and superior rights of the holders of any shares of any series of Preferred Stock ranking prior and superior to the shares of Series A Junior Participating Preferred Stock with respect to dividends, the holders of shares of Series A Junior Participating Preferred Stock shall be entitled to receive, when, as and if declared by the Board of Directors out of funds legally available for the purpose, quarterly dividends payable in cash on the 15th day or March, June, September and December in each year (each such date being referred to herein as a "Quarterly Dividend Payment Date"), commencing on the first Quarterly Dividend Payment Date after the first issuance of a share or fraction of a share of Series A Junior Participating Preferred Stock, in an amount per share (rounded to the nearest cent) equal to the greater of (a) $2.50 or (b) subject to the provision for adjustment hereinafter set forth, 100 times the aggregate per share amount of all cash dividends, and 100 times the aggregate per share amount (payable in kind) of all non-cash dividends or other distributions other than a dividend payable in shares of Common Stock or a subdivision of the outstanding shares of Common Stock (by reclassification or otherwise), declared on the Common Stock, par value $0.10 per share, of the corporation (the "Common Stock") since the immediately preceding Quarterly Dividend Payment Date, or, with respect to the first Quarterly Dividend Payment Date, since the first issuance of any share or fraction of a share of Series A Junior Participating Preferred Stock. In the event the Corporation shall at any time after September 6, 1988 (the "Rights Declaration Date") (i) declare any dividend on Common Stock payable in shares of Common Stock, (ii) subdivide the outstanding Common Stock, or (iii) combine the outstanding Common Stock into a smaller number of shares, then in each such case the amount to which holders of shares of Series A Junior Participating Preferred Stock were entitled immediately prior to such event under clause (b) of the preceding sentence shall be adjusted by multiplying such amount by a fraction the numerator of which is the number of shares of Common Stock outstanding immediately after such event and the denominator of which is the number of shares of Common Stock that were outstanding immediately prior to such event.

(B) The Corporation shall declare a dividend or distribution on the Series A Junior Participating Preferred

Stock as provided in paragraph (A) above immediately after it declares a dividend or distribution on the Common Stock (other than a dividend payable in shares of Common Stock); provided that, in the event no dividend or distribution shall have been declared on the Common Stock during the period between any Quarterly Dividend Payment Date and the next subsequent Quarterly Dividend Payment Date, a dividend of $ 2.50 per share on the Series A Junior Participating Preferred Stock shall nevertheless be payable on such subsequent Quarterly Dividend Payment Date.

(C) Dividends shall begin to accrue and be cumulative on outstanding shares of Series A Junior Participating Preferred Stock from the Quarterly Dividend Payment Date next preceding the date of issue of such shares of Series A Junior Participating Preferred Stock, unless the date of issue of such shares is prior to the record date for the first Quarterly Dividend Payment Date, in which case dividends on such shares shall begin to accrue from the date of issue of such shares, or unless the date of issue is a Quarterly Dividend Payment Date or is a date after the record date for the determination of holders of shares of Series A Junior Participating Preferred Stock entitled to receive a quarterly dividend and before such Quarterly Dividend Payment Date, in either of which events such dividends shall begin to accrue and be cumulative from such Quarterly Dividend Payment Date. Accrued but unpaid dividends shall not bear interest. Dividends paid on the shares of Series A Junior Participating Preferred Stock in an amount less than the total amount of such dividends at the time accrued and payable on such shares shall be allocated pro rata on a share-by-share basis among all such shares at the time outstanding. The Board of Directors may fix a record date for the determination of holders of shares of Series A Junior Participating Preferred Stock entitled to receive payment of a dividend or distribution declared thereon, which record date shall be no more than 30 days prior to the date fixed for the payment thereof.

Section 3. Voting Rights. The holders of shares of Series A Junior Participating Preferred Stock shall have the following voting rights:

(A) Subject to the provision for adjustment hereinafter set forth, each share of Series A Junior Participating Preferred Stock shall entitle the holder thereof to 100 votes on all matters submitted to a vote of the stockholders of the Corporation. In the event the Corporation shall at any time after the Rights Declaration Date (i) declare any dividend on Common Stock payable in shares of

Common Stock, (ii) subdivide the outstanding Common Stock, or (iii) combine the outstanding Common Stock into a smaller number of shares, then in each such case the number of votes per share to which holders of shares of Series A Junior Participating Preferred Stock were entitled immediately prior to such event shall be adjusted by multiplying such number by a fraction the numerator of which is the number of shares of Common Stock outstanding immediately after such event and the denominator of which is the number of shares of Common Stock that were outstanding immediately prior to such event.

(B) Except as otherwise provided herein or by law, the holders of shares of Series A Junior Participating Preferred Stock and the holders of shares of Common Stock shall vote together as one class on all matters submitted to a vote of stockholders of the Corporation.

(C) (i) If at any time dividends on any Series A Junior Participating Preferred Stock shall be in arrears in an amount equal to six (6) quarterly dividends thereon, the occurrence of such contingency shall mark the beginning of a period (herein called a "default period") which shall extend until such time when all accrued and unpaid dividends for all previous quarterly dividend periods and for the current quarterly dividend period on all shares of Series A Junior Participating Preferred Stock then outstanding shall have been declared and paid or set apart for payment. During each default period, all holders of Preferred Stock (including holders of the Series A Junior Participating Preferred Stock) with dividends in arrears in an amount equal to six (6) quarterly dividends thereon, voting as a class, irrespective of series, shall have the right to elect two (2) Directors.

(ii) During any default period, such voting right of the holders of Series A Junior Participating Preferred Stock may be exercised initially at a special meeting called pursuant to subparagraph (iii) of this Section 3(C) or at any annual meeting of stockholders, and thereafter at annual meetings of stockholders, provided that neither such voting right nor the right of the holders of any other series of Preferred Stock, if any, to increase, in certain cases, the authorized number of Directors shall be exercised unless the holders of ten percent (10%) in number of shares of Preferred Shock outstanding shall be present in person or by proxy. The absence of a quorum of the holders of Common Stock shall not affect the exercise by the holders of Preferred Stock of such voting right. At any meeting at which the holders of Preferred Stock shall exercise such voting right initially during an existing default period, they shall have the right, voting as a class, to elect Directors to fill such vacancies, if any, in the Board of Directors as may then exist up to two (2) Directors or, if such right is exercised at an annual meeting, to elect two (2) Directors. If the number which may be so elected at any special meeting does not amount to the required number, the holders of the Preferred Stock shall have the right to make much increase in the number of Directors as shall be necessary to permit the election by them of the required number. After the holders of the Preferred Stock shall have exercised their right to elect Directors in any default period and during the continuance of such period, the number of Directors shall not be increased or decreased except by vote of the holders of Preferred Stock as herein provided or pursuant to the rights of any equity securities ranking senior to or pari passu with the Series A Junior Participating Preferred Stock.

(iii) Unless the holders of Preferred Stock shall, during an existing default period, have previously exercised their right to elect Directors, the Board of Directors may order, or any stockholder or stockholders owning in the aggregate not less than ten percent (10%) of the total number of shares of Preferred Stock outstanding, irrespective of series, may request, the calling of special meeting of the holders of Preferred Stock, which meeting shall thereupon be called by the President, a Vice-President or the Secretary of the Corporation. Notice of such meeting and of any annual meeting at which holders of Preferred Stock are entitled to vote pursuant to this paragraph (C) (iii) shall be given to each holder of record of Preferred Stock by mailing a copy of such notice to him at his last address as the same appears on the books of the Corporation. Such meeting shall be called for a time not earlier than 20 days and not later than 60 days after such order or request or in default of the calling of such meeting within 60 days after such order or request, such meeting may be called on similar notice by any stockholder or stockholders owning in the aggregate not less than ten percent (10%) of the total number of shares of Preferred Stock outstanding. Notwithstanding the provisions of this paragraph (C)(iii), no such special meeting shall be called during the period within 60 days immediately preceding the date fixed for the next annual meeting of the stockholders.

(iv) In any default period, the holders of Common Stock, and other classes of stock of the Corporation if applicable, shall continue to be entitled to elect the whole number of Directors until the holders of Preferred Stock shall have exercised their right to elect two (2) Directors voting as a class, after the exercise of which right (X) the Directors so elected by the holders of Preferred Stock shall continue in office until their successors shall have been elected by such holders or until the expiration of the default period, and (y) any vacancy in the Board of Directors may (except as provided in paragraph (C)(ii) of this Section 3) be filled by vote of a majority of the remaining Directors theretofore elected by the holders of the class of stock which elected the Director whose office shall have become vacant. References in this paragraph (C) to Directors elected by the holders of a particular class of stock shall include Directors elected by such Directors to fill vacancies as provided in clause (y) of the foregoing sentence.

(v) Immediately upon the expiration of a default period, (x) the right of the holders of Preferred Stock as a class to elect Directors shall cease, (y) the term of any Directors elected by the holders of Preferred Stock as a class shall terminate, and (z) the number of Directors shall be such number as may be provided for in the certificate of incorporation or by-laws irrespective of any increase made pursuant to the provisions of paragraph (C)(ii) of this Section 3 (such number being subject, however, to change thereafter in any manner provided by law or in the certificate of incorporation or by-laws). Any vacancies in the Board of Directors effected by the provisions of clauses (y) and (z) in the preceding sentence may be filled by a majority of the remaining Directors.

(D) Except as set forth herein, holders of Series A Junior Participating Preferred Stock shall have no special voting rights and their consent shall not be required (except to the extent they are entitled to vote with holders of Common Stock as set forth herein) for taking any corporate action.

Section 4. Certain Restrictions.

(A) Whenever quarterly dividends or other dividends or distributions payable on the Series A Junior

Participating Preferred Stock as provided in Section 2 are in arrears, thereafter and until all accrued and unpaid dividends and distributions, whether or not declared, on shares of Series A Junior Participating Preferred Stock outstanding shall have been paid in full, the Corporation shall not

(i) declare or pay dividends on, make any other distributions on, or redeem or purchase or otherwise acquire for consideration any shares of stock ranking junior (either as to dividends or upon liquidation, dissolution or winding up) to the Series A Junior Participating Preferred Stock;

(ii) declare or pay dividends on or make any other distributions on any shares of stock ranking on a parity (either as to dividends or upon liquidation, dissolution or winding up) with the Series A Junior Participating Preferred Stock, except dividends paid ratably on the Series A Junior Participating Preferred Stock and all such parity stock on which dividends are payable or in arrears in proportion to the total amounts to which the holders of all such shares are then entitled;

(iii) redeem or purchase or otherwise acquire for consideration shares of any stock ranking on a parity (either as to dividends or upon liquidation, dissolution or winding up) with the Series A Junior Participating Preferred Stock, provided that the Corporation may at any time redeem, purchase or otherwise acquire shares of any such parity stock in exchange for shares of any stock of the Corporation ranking junior (either as to dividends or upon liquidation, dissolution or winding up) to the Series A Junior Participating Preferred Stock;

(iv) purchase or otherwise acquire for consideration shares of Series A Junior Participating Preferred Stock, or any shares of stock ranking on a parity with the Series A Junior Participating Preferred Stock, except in accordance with a purchase offer made in writing or by publication (as determined by the Board of Directors) to all holders of such shares upon such terms as the Board of Directors, after consideration of the respective annual dividend rates and other relative rights and preferences of the respective series and classes, shall determine in good faith will result in fair and equitable treatment among the respective series or classes.

(B) The Corporation shall not permit any subsidiary of the Corporation to purchase or otherwise acquire for consideration any shares of stock of the Corporation unless the Corporation could, under paragraph (A) of this Section 4, purchase or otherwise acquire such shares at such time and in such manner.

Section 5. Reacquired Shares. Any shares of Series A Junior Participating Preferred Stock purchased or otherwise acquired by the Corporation in any manner whatsoever shall be retired and cancelled promptly after the acquisition thereof. All such shares shall upon their cancellation become authorized but unissued shares of Preferred Stock and may be reissued as part of a new series of Preferred Stock to be created by resolution or resolutions of the Board of Directors, subject to the conditions and restrictions on issuance set forth herein.

Section 6. Liquidation, Dissolution or Winding Up.

(A) Upon any liquidation (voluntary or otherwise), dissolution or winding up of the Corporation, no distribution shall be made to the holders of shares of stock ranking junior (either as to dividends or upon liquidation, dissolution or winding up) to the Series A Junior Participating Preferred Stock, unless, prior thereto, the holders of shares of Series A Junior Participating Preferred Stock shall have received $100 per share, plus an amount equal to accrued and unpaid dividends and distributions thereon, whether or not declared, to the date of such payment (the "Series A Liquidation Preference"). Following the payment of the full amount of the Series A Liquidation Preference, no additional distributions shall be made to the holders of shares of Series A Junior Participating Preferred Stock unless, prior thereto, the holders of shares of Common Stock shall have received an amount per share (the "Common Adjustment") equal to the quotient obtained by dividing (i) the Series A Liquidation Preference by (ii) 100 (as appropriately adjusted as set forth in subparagraph C below to reflect such events as stock splits, stock dividends and recapitalizations with respect to the Common Stock) (such number in clause (ii), the "Adjustment Number"). Following the payment of the full amount of the Series A Liquidation Preference and the Common Adjustment in respect of all outstanding shares of Series A Junior Participating Preferred Stock and Common Stock, respectively, holders of Series A Junior Participating Preferred Stock and holders of shares of Common Stock shall receive their ratable and proportionate share of the remaining assets to be distributed in the ratio of the Adjustment Number to 1 with respect to such Preferred Stock and Common Stock, on a per share basis, respectively.

(B) In the event, however, that there are not sufficient assets available to permit payment in full of the Series A Liquidation Preference and the liquidation preferences of all other series of preferred stock, if any, which rank on a parity with the Series A Junior Participating Preferred Stock, then such remaining assets shall be distributed ratably to the holders of such parity shares in proportion to their respective liquidation preferences. In the event, however, that there are not sufficient assets available to permit payment in full of the Common Adjustment, then such remaining assets shall be distributed ratably to the holders of Common Stock.

(C) In the event the Corporation shall at any time after the Rights Declaration Date (i) declare any dividend on Common Stock payable in shares of Common Stock, (ii) subdivide the outstanding Common Stock, or (iii) combine the outstanding Common Stock into a smaller number of shares, then in each such case the Adjustment Number in effect immediately prior to such event shall be adjusted by multiplying such Adjustment Number by a fraction the numerator of which is the number of shares of Common Stock outstanding immediately after such event and the denominator of which is the number of shares of Common Stock that were outstanding immediately prior to such event.

Section 7. Consolidation, Merger, etc. In case the Corporation shall enter into any consolidation, merger, combination or other transaction in which the shares of Common Stock are exchanged for or changed into other stock or securities, cash and/or any other property, then in any such case the shares of Series A Junior Participating Preferred Stock shall at the same time be similarly exchanged or changed in an amount per share (subject to the provision for adjustment hereinafter set forth) equal to 100 times the aggregate amount of stock, securities, cash and/or any other property (payable in kind), as the case may be, into which or for which each share of Common Stock is changed or exchanged. In the event the Corporation shall at any time after the Rights Declaration Date (i) declare any dividend on Common Stock payable in shares of Common Stock, (ii) subdivide the outstanding Common Stock, or (iii) combine the outstanding Common Stock into a smaller number of shares, then in each such case the amount set forth in the preceding sentence with respect to the exchange or change of shares of Series A Junior Participating Preferred Stock shall be adjusted by multiplying such amount by a fraction the numerator of which is the number of shares of Common Stock outstanding immediately after such event and the denominator of which is the number of shares of Common Stock that were outstanding immediately prior to such event.

Section 8. No Redemption. The shares of Series A Junior Participating Preferred Stock shall not be redeemable.

Section 9. Ranking. The Series A Junior Participating Preferred Stock shall rank junior to all other series of the Corporation's Preferred Stock as to the payment of dividends and the distribution of assets, unless the terms of any such series shall provide otherwise.

Section 10. Amendment. The Restated Certificate of Incorporation of the Corporation shall not be further amended in any manner which would materially alter or change the powers, preferences or special rights of the Series A Junior Participating Preferred Stock so as to affect them adversely without the affirmative vote of the holders of a majority or more of the outstanding shares of Series A Junior Participating Preferred Stock, voting separately as a class.

Section 11. Fractional Shares. Series A Junior Participating Preferred Stock may be issued in fractions of a share which shall entitle the holder, in proportion to such holder's fractional shares, to exercise voting rights, receive dividends, participate in distributions and to have the benefit of all other rights of holders of Series A Junior Participating Preferred Stock.

IN WITNESS WHEREOF, we have executed and subscribed this Certificate and do affirm the foregoing as true under the penalties of perjury this 6th day of September, 1988.

George J. Gold
Chairman of the Board,
Chief Executive Officer and
Treasurer

Attest:

Donald D. Gold
President and Secretary

STATE OF DELAWARE
SECRETARY OF STATE
DIVISION OF CORPORATIONS
FILED 09:00 AM 04/15/1994
944065624 - 640002

CERTIFICATE OF DESIGNATION, PREFERENCES AND RIGHTS

OF

NON-VOTING CONVERTIBLE PREFERRED STOCK

OF

NANTUCKET INDUSTRIES, INC.

Pursuant to Section 151 of the
Delaware General Corporation Law

NANTUCKET INDUSTRIES, INC., a corporation organized and existing under the laws of the State of Delaware (the "Corporation"), in accordance with Section 151 of the Delaware General Corporation Law, DOES HEREBY CERTIFY:

1. The Certificate of Incorporation of the Corporation, as amended (the "Certificate of Incorporation"), fixes the total number of shares of all classes of capital stock which the Corporation shall have the authority to issue at Six Million Five Hundred Thousand (6,500,000) shares, of which Five Hundred Thousand (500,000) shares shall be shares of Preferred Stock, par value $.10 per share (herein referred to as "Preferred Stock"), and Six Million (6,000,000) shares shall be shares of Common Stock, par value $.10 per share (herein referred to as "Common Stock").

2. The Certificate of Incorporation expressly grants to the Board of Directors of the Corporation authority to provide for the issuance of said Preferred Stock in one or more series, with such designations, preferences and relative, participating, optional or other special rights, and qualifications, limitations or restrictions thereof, as shall be expressly set forth in the resolution or resolutions providing for the issue thereof adopted by the Board of Directors and as are not expressly set forth in the Certificate of Incorporation.

3. Pursuant to authority conferred upon the Board of Directors by the Certificate of Incorporation, the Board of Directors, on March 18, 1994, duly authorized and adopted the following resolutions providing for an issue of a series of

10116960

its Preferred Stock to be designated "Non-Voting Convertible Preferred Stock."

RESOLVED, that an issue of a series of Preferred Stock, $.10 par value per share, of the Corporation, consisting of Five Thousand (5,000) shares is hereby provided for, and the voting power, designation, preferences and relative, participating, optional or other special rights, and the qualifications, limitations or restrictions thereof, of such series shall be as set forth below:

1. **Designation and Amount.** 5,000 authorized shares of Convertible Preferred Stock, par value $.10 per share, may be issued in and as a series to be designated the "Non-Voting Convertible Preferred Stock."

2. **Voting.** Except as otherwise affirmatively required by the laws of the State of Delaware, shares of Non-Voting Convertible Preferred Stock shall have no voting rights or powers and shall not be entitled to be represented at, or to receive notice of, any meeting of the holders of the Corporation's capital stock.

3. **Rank.** The Non-Voting Convertible Preferred Stock shall be senior in rank to both (i) the Common Stock and (ii) the Series A Junior Participating Preferred Stock as to dividends and liquidation preferences, as provided in Sections 4 and 5 below, and, unless otherwise agreed by the vote of the holders of a majority of the shares of the Non-Voting Convertible Preferred Stock then outstanding, shall be equal in right and shall rank pari passu as to dividend and liquidation preferences with any other series of Preferred Stock subsequently authorized for issuance by the Corporation.

4. **Dividends.** The holders of shares of the Non-Voting Convertible Preferred Stock shall be entitled to receive cash dividends at, but not exceeding, a rate per annum equal to the Prime Rate, as hereinafter defined. Such dividends shall be payable out of the assets of the Corporation legally available therefor and only as and when declared by the Board of Directors. Dividends upon the shares of Non-Voting Convertible Preferred Stock shall be cumulative, so that if in any period or periods full

10116960

-2-

distributable in connection with such transaction with respect to each share of Common Stock outstanding at the effective time of such transaction. "Capital reorganization", as used in this Section 7(f), shall include, without limitation, any stock split, reverse stock split or stock dividend.

8. **Certificates.** So long as any shares of the Non-Voting Convertible Preferred Stock are outstanding, there shall be set forth on the face or back of each stock certificate issued by the Corporation a statement that the Corporation shall furnish without charge to each shareholder who so requests, the powers, preferences and rights of each class of Preferred Stock or series thereof and the qualifications, limitations or restrictions of such preferences or such rights.

IN WITNESS WHEREOF, the undersigned officers of Nantucket Industries, Inc. have executed this Certificate as of the 22nd day of March, 1994, and do affirm the foregoing as true under penalty of perjury.

Stephen M. Samberg
Chairman of the Board

Attest:

Robert M. Rosen
Secretary

10116960

-8-

STATE OF DELAWARE
SECRETARY OF STATE
DIVISION OF CORPORATIONS
FILED 09:00 AM 10/25/1996
960310457 - 0640002

CERTIFICATE OF AMENDMENT
CERTIFICATE OF INCORPORATION

NANTUCKET INDUSTRIES, INC., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the "Company"), DOES HEREBY CERTIFY:

FIRST: That at a meeting of the Board of Directors of Nantucket Industries, Inc. held on August 9, 1996, resolutions were duly adopted setting forth proposed amendments of the Certificate of Incorporation of the Company, declaring it advisable to adopt such amendments, and directing that such amendments be considered at a special meeting of stockholders. The full text of such resolutions is annexed hereto as Exhibit A.

SECOND: That on October 7, 1996, pursuant to resolution of its Board of Directors, a special meeting in lieu of annual meeting of the stockholders of the Company was duly called and held, upon notice in accordance with Section 222 of the General Corporation Law of the State of Delaware, at which meeting the necessary number of shares as required by statute were voted in favor of the amendments.

THIRD: That said amendments were duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, the Company has caused its corporate seal to be hereunto affixed and this certificate to be signed by Stephen M. Samberg, its Chairman, and attested by Ronald S. Hoffman, its Secretary, this 8th day of October, 1996.

NANTUCKET INDUSTRIES, INC.

(CORPORATE SEAL)

By: [signature]
Stephen M. Samberg

ATTEST:

[signature]
Ronald S. Hoffman, Secretary

EXHIBIT A

RESOLVED: That the Board of Directors hereby approves and declares advisable the following amendments to ARTICLE FOURTH AND ARTICLE FOURTEENTH of the Certificate of Incorporation of the Company and directs that said amendments be considered at a Special Meeting of Stockholders to be held on October 1, 1996.

1. ARTICLE FOURTH of the Certificate of Incorporation is hereby amended by striking out the first paragraph thereof which now reads as follows:

> "FOURTH: The total number of shares of capital stock of all classes which this corporation shall have authority to issue shall be six million five hundred thousand (6,500,000) shares, to wit: (A) six million (6,000,000) shares of Common Stock of the par value of Ten Cents ($.10) per share, amounting in the aggregate to Six Hundred Thousand Dollars ($600,000); and (B) five hundred thousand (500,000) shares of Preferred Stock of the par value of Ten Cents ($.10) per share, amounting in the aggregate to Fifty Thousand Dollars ($50,000)."

And inserting in place thereof:

> "FOURTH: The total number of shares of capital stock of all classes which this corporation shall have authority to issue shall be twenty million five hundred thousand (20,500,000) shares, to wit: (A) twenty million (20,000,000) shares of Common Stock of the par value of Ten Cents ($.10) per share, amounting in the aggregate to Two Million Dollars ($2,000,000); and (B) five hundred thousand (500,000) shares of Preferred Stock of the par value of Ten Cents ($.10) per share, amounting in the aggregate to Fifty Thousand Dollars ($50,000)."

2. Clause (i) of Paragraph 1 of ARTICLE FOURTEENTH of the Certificate of Incorporation is hereby amended by deleting the words "two-thirds vote" and inserting in place thereof the words "majority vote".

3. Subparagraph (viii) of Paragraph 2 of ARTICLE FOURTEENTH of the Certificate of Incorporation is hereby amended by stiking out said subparagraph (viii) which now reads as follows:

> "(viii) The term "Continuing Director" shall mean a director who either was a member of the Board of Directors of the Corporation at or prior to the time such Related Person became a Related Person or who subsequently became a director of the Corporation and whose election, or nomination for election by the Corporation's stockholders, was approved by a vote of at least three-fourths of the Continuing Directors then on the Board."

And inserting in place thereof:

"(viii) The term "Continuing Director" shall mean a director who (1) was a member of the Board of Directors of the Corporation at or prior to the time such Related Person became a Related Person, or (2) subsequently became a director of the Corporation and whose election, or nomination for election by the Corporation's Stockholders, was approved by a vote of at least a majority of the Continuing Directors then on the Board."

JUL. 27. 2004 2:29PM ANTER2 NO. 9622 P. 2

CERTIFICATE OF AMENDMENT OF CERTIFICATE OF INCORPORATION

OF

NANTUCKET INDUSTRIES, INC.

It is hereby certified that:

1. The name of the corporation (hereinafter called the "corporation") is NANTUCKET INDUSTRIES, INC.

2. The certificate of incorporation of the corporation is hereby amended by striking out Article First thereof and by substituting in lieu of said Article the following new Article:

"FIRST: The name of the corporation is COMPREHENSIVE NETWORK SOLUTIONS, INC.

3. The amendment of the certificate of incorporation herein certified has been duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

Signed on July 26, 2004

/s/ John Treglia
Name: John Treglia
Title: President

State of Delaware
Secretary of State
Division of Corporations
Delivered 05:51 PM 07/26/2004
FILED 05:51 PM 07/26/2004
SRV 040546044 - 0640002 FILE

DE BC D-:CERTIFICATE OF AMENDMENT-AFTER PAYMENT 01/98-1 (#10)

CERTIFICATE OF AMENDMENT OF CERTIFICATE OF INCORPORATION

OF

COMPREHENSIVE HEALTHCARE SOLUTIONS, INC.

It is hereby certified that:

1. The name of the corporation (hereinafter called the "corporation") is COMPREHENSIVE HEALTHCARE SOLUTIONS, INC.

2. The certificate of incorporation of the corporation is hereby amended by striking out Article Fourth thereof and by substituting in lieu of said Article the following new Article:

> "FOURTH: The Corporation is authorized to issue one class of stock to be designated Common Stock. The total number of shares of capital stock this Corporation is authorized to issue is 50,000,000, each share having a par value of $.10 per share."

3. The amendment of the certificate of incorporation herein certified has been duly adopted and written consent has been given in accordance with the provisions of Sections 228 and 242 of the General Corporation Law of the State of Delaware.

Signed on April 27, 2005

/s/ John Treglia
John Treglia
CEO

State of Delaware
Secretary of State
Division of Corporations
Delivered 11:24 AM 04/27/2005
FILED 11:25 AM 04/27/2005
SRV 050338313 - 0640002 FILE

DE BC D-:CERTIFICATE OF AMENDMENT-AFTER PAYMENT 01/98-1 (#10)

BYLAWS

OF

NANTUCKET INDUSTRIES, INC.

ARTICLE I

BUSINESS OFFICES

1.1 Office Nantucket Industries, Inc. (the “Corporation”) shall have such offices as its business may require within or without the State of Delaware.

ARTICLE II

REGISTERED OFFICES AND REGISTERED AGENT

2.1	Delaware

The address of the registered office in the State of Delaware and the name of the registered agent of the Corporation at such address are set forth in the Articles of Incorporation. The Corporation may, from time to time, designate a different address as its registered office or a different person as its registered agent, or both; provided, however, that such designation shall become effective upon the filing of a statement of such change with the Department of State of the State of Delaware as required by law.

2.2	Other States

In the event the Corporation desires to qualify to do business in one or more states other than Delaware, the Corporation shall designate the location of the registered office or location of the registered or resident agent in each such state and designate the registered or resident agent for service of process at such address in the manner provided by the law of the state in which the Corporation elects to be qualified.

ARTICLE III
SHAREHOLDERS MEETINGS

3.1.	Place of Meetings

Meetings of the shareholders shall be held at the principal office of the Corporation unless another place (within or without the State of Delaware) is designated in the notice of the meeting.

3.2.	Annual Meeting

An annual meeting of the shareholders shall be held on the last Monday of each June, or on such other day as the board of directors may from time to time determine, at a time and place designated by the board of directors, for the election of directors and for the transaction of other business.

3.3.	Special Meetings

Special meetings of the shareholders shall be convened if called by the president or the board of directors, or if requested in writing by the holders of not less than one-tenth (1/10) of all the shares entitled to vote at the meeting. The call for the meeting shall be issued by the secretary, unless the president, board of directors or shareholders requesting the meeting shall designate another person to do so.

3.4.	Notice

Written notice stating the place, day, and hour of the meeting and, in the case of a special meeting, the purpose or purposes for which the meeting is called, shall be delivered to each shareholder of record entitled to vote at such meeting not less than ten (10) nor more than sixty (60) days before the date named for the meeting, either personally or by first-class United States mail, by or at the direction of the president, the secretary, or the officer or persons calling the meeting, unless other notice provisions are required by law in a particular case. If mailed, such notice shall be deemed to be delivered when deposited in the United States mail addressed to the shareholder at that shareholder’s address as it appears on the stock transfer books of the Corporation, with postage thereon prepaid.

3.5.	Notice of Adjourned Meetings

When a meeting is adjourned to another time or place, it shall not be necessary to give any notice of the adjourned meeting if the time and place to which the meeting is adjourned are announced at the meeting at which the adjournment is taken, and any business may be transacted at the adjourned meeting that might have been transacted on the original date of the meeting. If, however, after the adjournment the board of directors fixes a new record date for the adjourned meeting, a notice of the adjourned meeting shall be given as provided in paragraph 3.4 above, to each shareholder of record on the new record date who is entitled to vote at such meeting.

3.6.	Waiver of Notice

Whenever notice is required to be given to any shareholder, a waiver thereof in writing, signed by the person or persons entitled to such notice, whether signed before, during, or after the time stated in the waiver, shall be the equivalent of the giving of such notice. Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except when the person attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the shareholders need be specified in the written waiver of notice.

3.7.	Closing of Transfer Books and Fixing Record Date

The board of directors may close the stock transfer books of the Corporation or otherwise make a determination of shareholders for any purpose, in accordance with the provisions of the Delaware Statutes.

3.8.	Record of Shareholders Having Voting Rights

If the Corporation shall have more than five (5) shareholders, the officer or agent having charge of the stock transfer books for shares of the Corporation shall make, at least ten (10) days before each meeting of shareholders, a complete list of the shareholders entitled to vote at such meeting or any adjournment thereof, with the address of, and the number and class and series, if any, of shares held by, each. The list, for a period of ten (10) days prior to such meeting, shall be kept on file at the registered office of the Corporation, at the principal place of business of the Corporation, or at the office of the transfer agent or registrar of the Corporation; and any shareholder shall be entitled to inspect the list at any time during usual business hours. The list shall also be produced and kept open at the time and place of the meeting and shall be subject to the inspection of any shareholder at any time during the meeting. If the requirements of this section have not been substantially complied with, then on demand of any shareholder in person or by proxy, the meeting shall be adjourned until there has been compliance with the requirements. If no such demand is made, failure to comply with the requirements of this section shall not affect the validity of any action taken at such meeting.

3.9.	Shareholder Quorum

The holders of a majority of the shares entitled to vote, represented in person or by proxy, shall constitute a quorum at a meeting of shareholders. When a specified item of business is required to be voted on by a class or series of stock, the holders of a majority of the shares of such class or series shall constitute a quorum for the transaction of such item of business by that class or series. If a quorum is present at a properly held meeting of the shareholders, the affirmative vote of the holders of a majority of the shares represented in person or by proxy and entitled to vote on the subject matter under consideration, shall be the act of the shareholders, unless the vote of a greater number or voting by classes (i) is required by the Articles of Incorporation, or (ii) has been provided for in an agreement among all shareholders entered into pursuant to and enforceable under the Section 216 of the Delaware General Corporation Law. After a quorum has been established at a shareholders meeting, the subsequent withdrawal of shareholders or their proxies, reducing the number of shares represented and entitled to vote at the meeting below the number required for a quorum, shall not affect the validity of any action taken at the meeting or any adjournment thereof.

3.10.	Proxies

Every shareholder entitled to vote at a meeting of shareholders or to express consent or dissent without a meeting, or a shareholder’s duly authorized attorney-in-fact, may authorize another person or persons to act for that shareholder by proxy in accordance with the provisions of Section 212 of the Delaware General Corporation Law.

3.11.	Action by Shareholders Without a Meeting

Shareholder action may be taken by written consent in lieu of a meeting in accordance with the provisions of Section 228 of the Delaware General Corporation Law.

ARTICLE IV
DIRECTORS

4.1.	Function

Except as otherwise provided in Section 141 of the Delaware General Corporation Law or in the Articles of Incorporation, all corporate powers shall be exercised by or under the authority of, and the business and affairs of the Corporation shall be managed under the direction of, the board of directors.

4.2.	Qualification

Directors need not be residents of Delaware or shareholders of the Corporation; however, each director shall meet such qualifications as may be set forth in the Articles of Incorporation and in the laws of the State of Delaware.

4.3.	Compensation

The board of directors shall have authority to fix the compensation of directors. Nothing herein contained shall be construed to preclude any director from serving the Corporation in any other capacity and receiving compensation therefor.

4.4.	Number

The number of directors shall no more that ten (10) and no less than one (1), regardless of the number of shareholders, such number may be increased or decreased from time to time by amendment to these Bylaws or the articles of incorporation or by the board of directors or the shareholders of the Corporation.

4.5.	Election and Term

4.5.1. Each person named in the Articles of Incorporation as a member of the initial board of directors shall hold office until the first annual meeting of shareholders and until his successor shall have been elected and qualified or until his earlier resignation, removal from office, or death.

4.5.2. At the first annual meeting of shareholders and at each annual meeting thereafter, the shareholders shall elect directors to hold office until the next succeeding annual meeting. Each director shall hold office for the term for which he is elected and until his successor shall have been elected and qualified, or until his earlier resignation, removal from office, or death.

4.6.	Removal of Directors

Any director, or the entire board of directors, may be removed, with or without cause, at a meeting of the shareholders called expressly for that purpose, in accordance with the provisions of Section 141 of the Delaware General Corporation Law.

4.7.	Vacancies

Any vacancy occurring in the board of directors, including any vacancy created by reason of an increase in the number of directors, may be filled by the affirmative vote of a majority of the remaining directors, though less than a quorum of the board of directors.

4.8.	Quorum and Voting

A majority of the number of directors fixed in accordance with these Bylaws shall constitute a quorum for the transaction of business. Subject to other provisions of these Bylaws, the act of the majority of the directors present at a meeting at which a quorum is present shall be the act of the board of directors. If at any meeting of the board of directors there shall be less than a quorum present, a majority of those present may adjourn the meeting from time to time until a quorum is obtained. Notice of any such adjourned meeting shall be given to the directors who were not present at the time of the adjournment and, unless the time and place of the adjourned meeting were announced at the time of the adjournment, to the other directors.

4.9.	Executive and Other Committees

4.9.1. The board of directors, by resolution adopted by a majority of the full board of directors, may designate from among its members an Executive Committee and one or more other committees, each of which, to the extent provided in such resolution, shall have and may exercise all the authority of the board of directors, as limited by Section 142 of the Delaware General Corporation Law.

4.9.2. The board of directors, by resolution adopted in accordance with paragraph 4.9.1 above, may designate one or more directors as alternate members of any such committee, who may act in the place and stead of any absent member or members at any meeting of such committee.

4.10.	Place of Meetings

Regular or special meetings of the board of directors may be held within or without the State of Delaware.

4.11.	Time, Notice and Call of Meetings

4.11.1. Regular meetings of the board of directors shall be held immediately following the annual meeting of shareholders each year; regular meetings may be held at such other times as the board of directors may fix; special meetings may be held at such times as called by the chairman of the board, the president of the Corporation or any two directors.

Written notice of the time and place of special meetings of the board of directors shall be given to each director by personal delivery or by first-class United States mail, telegram, or cablegram at least two (2) days before the meeting.

4.11.2. Notice of a meeting of the board of directors need not be given to any director who signs a waiver of notice either before, during or after the meeting. Attendance of a director at a meeting shall constitute a waiver of notice of such meeting and a waiver of any and all objections to the place of the meeting, the time of the meeting, or the manner in which it has been called or convened, except when a director states, at the beginning of the meeting, any objection to the transaction of business because the meeting is not lawfully called or convened.

4.11.3. Members of the board of directors may participate in a meeting of such board by conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other at the same time. Participation by such means shall constitute presence in person at a meeting.

4.12.	Action Without a Meeting

Any action which is required to be taken, or which may be taken, at a meeting of the directors or a committee thereof, may be taken without a meeting if a consent in writing, setting forth the action so to be taken, signed by all the directors, or all the members of the committee, as the case may be, is filed in the minutes of the proceedings of the directors or of the committee. Such consent shall have the same effect as a unanimous vote.

4.13.	Director Conflicts of Interest

4.13.1. No contract or other transaction between the Corporation and one or more of its directors or any other corporation, firm, association, or entity in which one or more of its directors are directors or officers or are financially interested, shall be either void or voidable because of such relationship or interest, or because such director or directors are present at the meeting of the board of directors or a committee thereof which authorizes, approves, or ratifies such contract or transaction, or because his or their votes are counted for such purpose, if: (i) the fact of such relationship or interest is disclose or known to the board of directors or committee which authorizes, approves, or ratifies the contract or transaction by a vote or consent sufficient for the purpose without counting the votes or consents of such interested directors; or (ii) the fact of such relationship or interest is disclosed or known to the shareholders entitled to vote and they authorize, approve, or ratify such contract or transaction by vote or written consent; or (iii) the contract or transaction is fair and reasonable as to the Corporation at the time it is authorized by the directors, a committee, or the shareholders.

4.13.2. Common or interested directors may be counted in determining the presence of a quorum at a meeting of the board of directors or a committee thereof which authorizes, approves, or ratifies such contract or transaction.

ARTICLE V
OFFICERS

5.1.	Officers

The board of directors shall determine from time to time the offices of the Corporation, which may consist of chairman of the board, president, any number of vice presidents, a secretary, assistant secretary (ies), a treasurer, assistant treasurer(s), and such other offices as may be determined from time to time by the board of directors. Any two or more offices may be held by the same person. The officers shall be elected by the board of directors and shall meet such qualifications as shall be determined by the board of directors under the authority of the Articles of Incorporation and of the laws of the State of Delaware.

5.2.	Duties

Except as may be modified from time to time by the board of directors, the powers and duties of the officers shall be as follows:

5.2.1. The chairman of the board shall preside at all meetings of shareholders and of the board of directors, and shall have the powers and perform the duties usually pertaining to such office, and shall have such other powers and perform such other duties as may be from time to time prescribed by the board of directors.

5.2.2. The president shall be the chief executive officer of the Corporation, and shall have general and active management of the business and affairs of the Corporation, under the direction of the board of directors. Unless the board of directors has appointed another presiding officer, the president shall preside at all meetings of the shareholders.

5.2.3. Vice presidents shall have such powers and perform such duties as usually pertain to such office or as are properly required of him by the board of directors. In the absence or disability of the president, the vice president(s) (in order of their seniority) shall perform the duties and exercise the powers of the president.

5.2.4. The secretary shall have custody of, and maintain, all the corporate records except the financial records, and shall record the minutes of all meetings of the shareholders and the board of directors and its committees, send all notices of meetings, and perform such other duties as may be prescribed by the board of directors or the president.

5.2.5. The treasurer shall have custody of all corporate funds and financial records, shall keep full and accurate accounts of receipts and disbursements and render accounts thereof at the annual meetings of shareholders and whenever else required by the board of directors or the president, and shall perform such other duties as may be prescribed by the board of directors or the president.

5.2.6. The assistant secretary(ies), assistant treasurer(s), and other assistant officers may exercise, subject to supervision by the officer for whom they act as assistant(s),

except as otherwise provided for by the board of directors, the powers and duties that pertain to such offices respectively and any such other powers and duties which may be delegated to them.

5.3.	Term of Office

Unless otherwise provided at the time of his election, each person named as an officer of the Corporation by the board of directors shall hold office until the meeting of the board of directors following or concurrent with the next succeeding annual meeting of the shareholders, and until his successor shall have been elected and qualified; or until his earlier resignation, removal from office, or death.

5.4.	Removal of Officer

Any officer or agent elected or appointed by the board of directors may be removed by the board of directors whenever, in its judgment, the best interests of the Corporation will be served thereby.

5.5.	Vacancies

Any vacancy, however occurring, in any office may be filled by the board of directors.

ARTICLE VI

STOCK CERTIFICATES

6.1.	Authorization

The Corporation may issue shares of stock authorized by and in accordance with its Articles of Incorporation, as same may be amended from time to time, and none other. Shares may be issued originally only pursuant to a resolution adopted by the board of directors. No shares may be validly issued or transferred in violation of any provision of these Bylaws or in violation of any agreement, to which the Corporation is a party, respecting the issuance or transfer of shares.

6.2.	Issuance

Every holder of shares in the Corporation shall be entitled to have a certificate representing all shares to which that holder is entitled. No certificate shall be issued for any share until such share is fully paid.

6.3.	Signatures

Certificates representing shares in the Corporation shall be signed by the president or a vice president and the secretary or an assistant secretary or by such other officers as may be designated from time to time by the board of directors and may be sealed with the seal of the Corporation or a facsimile thereof. The signatures of the president or vice president and the secretary or an assistant secretary or other designated officer may be facsimiles if the certificate is manually signed on behalf of a transfer agent or a registrar other than the Corporation or an employee of the Corporation.

6.4.	Form

Each certificate representing shares shall state upon the face thereof: the name of the Corporation; that the Corporation is organized under the laws of Delaware; the name of the person or persons to whom issued; the number and class of shares and the designation of the series, if any, which such certificate represents; and the par value of each share represented by such certificate or a statement that the shares are without par value.

6.5.	Transfer of Stock

The Corporation shall cancel stock certificates presented to it for transfer and issue and register a new certificate or certificates in the name of a qualified transferee of such shares, if the certificate is properly endorsed by the holder of record or by his duly authorized attorney; provided, however, that the Corporation or its transfer agent may establish other reasonable requirements for transfer, including but not limited to the guarantee of the transferor’s signature by a commercial bank or trust company or by a member of the New York Stock Exchange or of the American Stock Exchange.

6.6.	Lost, Stolen, or Destroyed Certificates

The Corporation shall issue a new stock certificate duplicating any certificate previously issued, if the holder of record of the certificate: (i) submits proof in affidavit form that it has been lost, destroyed, or wrongfully taken; (ii) requests the issuance of a new certificate, before the Corporation has notice that the certificate has been acquired by a purchaser for value in good faith and without notice of any adverse claim; (iii) gives bond, in such form as the Corporation may direct, to indemnify the Corporation, the transfer agent, and the registrar against any claim that may be made on account of the alleged loss, destruction, or theft of such certificate; and (iv) satisfies any other reasonable requirements imposed by the Corporation.

ARTICLE VII

BOOKS AND RECORDS

7.1.	Books and Records

7.1.1. The Corporation shall keep correct and complete books and records of account and shall keep minutes of the proceedings of its shareholders, board of directors, and committees of directors.

7.1.2. The Corporation shall keep, at its registered office or principal place of business or at the office of its transfer agent or registrar, a record of its shareholders, giving the names and addresses of all shareholders, and the number, class, and series, if any, of the shares held by each.

7.1.3. Any books, records, and minutes may be in written form or in any other form capable of being converted into written form within a reasonable time.

7.2.	Shareholders’ Inspection Rights

Shareholders of record shall have the right to examine and make extracts from the books and records of the Corporation to the extent provided in Section 220 of the Delaware General Corporation Law.

7.3.	Financial Information

Unless modified by resolution of the shareholders not later than four (4) months after the close of each fiscal year, the Corporation shall prepare a balance sheet showing in reasonable detail the financial condition of the Corporation as of the close of its fiscal year, and a profit and loss statement showing the results of the operations of the Corporation during its fiscal year.

ARTICLE VIII

INDEMNIFICATION

Each person (including here and hereinafter, the heirs, executors, administrators, or estate of such person): (i) who is or was a director or officer of the Corporation; (ii) who is or was an agent or employee of the Corporation other than an officer and as to whom the Corporation has agreed to grant such indemnity; or (iii) who is or was serving at the request of the Corporation as its representative in the position of a director, officer, agent or employee of another corporation, partnership, joint venture, trust or other enterprise and as to whom the Corporation has agreed to grant such indemnity; shall be indemnified by the Corporation as of right to the fullest extent permitted or authorized by current or future legislation or by current or future judicial or administrative decision, against any fine, liability, cost or expense, including attorneys’ fees, asserted against him or incurred by him in his capacity as such director, officer, agent, employee, or representative, or arising out of his status as such director, officer, agent, employee or representative. The foregoing right of indemnification shall not be exclusive of other rights to which those seeking an indemnification may be entitled. The Corporation may maintain insurance, at its expense, to protect itself and any such person against any such fine, liability, cost or expense, whether or not the Corporation would have the legal power to directly indemnify him against such liability.

ARTICLE IX

APPLICABLE LAW

These Bylaws shall be construed and enforced in accordance with the laws of the State of Delaware. All references in these Bylaws to Section 109 of the Delaware General Corporation Law and to sections thereof shall refer to such sections as same may be amended from time to time; however, in the event any amendment thereto is not required to be retroactively applied to the Corporation, the board of directors may elect to continue to comply with the provisions theretofore in effect or to comply with the provisions as amended. In the event all the shareholders enter into an agreement under the provisions of Section 109 of the Delaware General Corporation Law, any provisions of that agreement, which by the terms of the agreement are intended to supersede provisions of these Bylaws that are inconsistent therewith, as well as provisions of the Articles of Incorporation, shall govern and shall supersede these Bylaws.

ARTICLE X

AMENDMENT

These Bylaws may be repealed or amended, and new Bylaws may be adopted, by either the board of directors or the shareholders, but the board of directors may not amend or repeal any Bylaw adopted by shareholders if the shareholders specifically provide that such Bylaw is not subject to amendment or repeal by the directors.

JOINT VENTURE AGREEMENT

Between

Comprehensive Healthcare Solutions, Inc.

and

Alliance HealthCard, Inc.

This Joint Venture Agreement is made and entered into as of December 18, 2004, (“Effective Date”) by and between Comprehensive Healthcare Solutions, Inc. (“Comprehensive”), with offices at 45 Ludlow Street, Suite 602, Yonkers, New York 10705 and Alliance HealthCard, Inc. (“Alliance”), with offices at 3500 Parkway Lane, Suite 720, Norcross, GA 30092.

WHEREAS, Comprehensive specializes in creating, marketing, and distributing healthcare savings programs, services, and products, and presently has its common stock quoted on the OTC Bulletin Board (CMHS), and

WHEREAS, Alliance specializes in creating, marketing, fulfilling, servicing and distributing value added healthcare savings programs, services, and products and presently has its common stock quoted on the OTC Bulletin Board (ALHC), and

WHEREAS, Comprehensive and Alliance are desirous of entering into a joint venture relationship, to be designated by the parties, in order to create, market, fulfill, service and distribute value added healthcare savings programs, services, and products as set forth herein.

WITHNESSETH

In consideration of the mutual covenants set forth herein, the parties hereto hereby agree to the following:

1.

Neither party will give up any benefits or responsibilities for any contractual relationship in existence prior to date of “joint venture” unless expressly agreed to by both parties to this agreement as being mutually beneficial to the joint venture;

2.

Comprehensive will be responsible for the marketing of the joint venture products and services to entities including but not limited to associations, retail outlets, brokers, unions, employers, franchises, as well as any corporate opportunities to the joint venture. It is agreed that all contracts shall be executed by the joint venture and agreed to by both parties who will not unreasonably withhold their consent to the contracts;

3.

Alliance’s responsibility will be to provide access to quality networks, all currently under contract and all future contracts, and back office service and fulfillment. This will include but not be limited to providing to the joint venture and Comprehensive can review all signed contracts and including all their terms and conditions;

4.

The purpose of items 1 thru 3 above is to establish each parties responsibilities to closing sales contracts that allow the joint venture to negotiate in good faith and to price each contract to be saleable and profitable to both Alliance and Comprehensive in its “joint venture” arrangement;

5.

Alliance will price its services at cost and will provide all back office, fulfillment and service for any contracts signed during the term of this arrangement (“joint venture”); Each contract will be priced according to it’s individual costs.

6.

Comprehensive will contribute all proceeds of these contracts net of any direct costs to the joint venture. The parties agree to set the shared percentage of margins and profits from the proceeds from the sales under this joint venture, net of any direct costs to each party, when the intial pricing for each contract is established by the parties. The parties agree to open a joint bank account controlled by both parties for the sole purpose of holding and distributing the proceeds from these contracts. Any costs for administration of the joint venture shall be borne equally by the parties. The joint venture shall provide to both parties, within fifteen (15) days from the end of each month, a reconcilliation of all funds received and expended by the joint venture and to then share all net profits on each contract equally;

7.

Comprehensive and Alliance will combine their knowledge and efforts to successfully bring joint venture clients to a close. Both parties agree to the abide by the terms and pricing of each contract used in the creation of the product developed for each contract, neither party will unreasonably withhold access to any agreements to such contracts unless such terms would be detrimental to either party;

8.

Both parties agree that either party can cancel this Agreement with Cause on thirty (30) days notice based on breach of this agreement by one of the parties. Cause shall be defined as a material breach of the Agreement by either party or if either parties filed for bankrupcty during the term of the Agreement. In the event of a breach of the Agreement, the breaching party shall have thirty (30) days to cure the breach. In the event the joint venture has ongoing contracts at the time of the termination, both parties agree to continue to service these contracts in a professional manner as if the Agreement was still in full force and effect. Once these contracts have been completed, the proceeds will be distributed in the percentages agreed to and the bank account shall be closed. This Agreement can not be terminated without cause;

9.

The term of this agreement will be for 90 days from the Effective Date of this agreement and is not renewable unless both parties agree to renew. It is the intent of the parties to form a Limited Liability Corporation to replace this agreement.

10.	During the term of this Agreement, the parties will actively pursue and formulate an appropriate equitable combination of the business relationship into a more formal long term agreement;

11.

Alliance agrees that it may be required from time to time to participate in sales presentations as applicable. In such event, Alliance shall comply by sending representatives as required at its sole expense and with advanced notice from Comprehensive. As required for marketing, seminars and sales presentations both parties will provide appropriate marketing brochures and sales literature, as well as but not limited to, samples of membership cards as required based upon a clients specific design needs. The costs of all the items mentioned in this paragraph will be utilized in the cost calculations outlined in paragraph 5. above;

12.	Both parties agree to execute, at the same time as they execute the agreement, a mutual non-disclosure and non-circumvent agreement which is made part of the agreement as addendum A to the agreement;

13.	Both parties shall maintain at their own expense general liability insurance in the amount of one million dollars ($1,000,000) per occurrence and annual aggregate;

14.	Notices: All notices with respect to this agreement will be forwarded to the following addresses:

Comprehensive HealthCare Solutions, Inc..

45 Ludlow Street, Suite 602

Yonkers, New York, 10705

Attention: John Treglia

Alliance HealthCard, Inc.

3500 Parkway Lane, Suite 720

Norcross, GA 30092

Attention: Robert D. Garces

15.	Governing Laws: This Agreement and the obligations of the parties shall be interpreted, contrued, and enforced in accordance with the law of the State of Delaware;

16.

Any matters disputed under this Agreement shall be resolved by submission to the American AribtrationAssociation pursuant to the rules therefore and any required hearing thereunder shall be held in a State to be mutually agreed upon by both parties prior to execution of this agreement. Neither party will unreasonably withhold a mutually agreeable venue so as to not hinder execution and implementation. The arbitration decision rendered as a result of any arbitration proceeding shall be binding on the parties hereto. The prevailing party in any arbitration proceeding shall be entitled to reasonable reimbursement for attorneys fees actually incurred, costs and other expenses associated with the arbitration proceeding;

17.	This agreement may be executed in one or more counterparts, each of which shall for all purposes be deemed to be an original but all of which shall constitute one and the same Agreement;

18.

Entire Agreement: This Agreement contains the entire agreement among the parties hereto relative to the formation of this joint venture. No variations, modifications or changees herein or hereto shall be binding upon any party unless set forth in a document duly executed by or on behalf of such party;

19.	Severability: If any provision of this Agreement or the application thereof to any person or circumstance shall be invalid or unenforceable to any extent, the remainder of this

Agreement and the application of such provisions to other persons or circumstances shall not be affected thereby and shall be enforced to the fullest extent permitted by law;

20.

Both parties warrant that the companys are legally able to enter into this Agreement, that the parties signing on behalf of the companies are legally authorized to do so, and that the trademarks are of legal property of the companies;

21.

Binding Agreement: Subject to the restrictions on transfers and encumbrances set forth herein, this Agreement shall inure to the benefit of and be binding upon the undersigned parties and their respective representatives, heirs, successors and assigns; and

22.

Headings: The heading of this Agreement are for convenience only and shall in no wise be deemed part of the terms, convenants or conditions of this Agreement or interpretive of the contents of this Agreement.

IN WITNESS WHEREOF the parties hereunto have caused this Agreement to be signed by duly authorized representatives as of the day and year first above written.

Comprehensive HealthCare Solutions, Inc.	Alliance HealthCard, Inc.

s/s Paul Rothman	s/s Robert Garces
Paul Rothman, President	Robert Garces, CEO

12/21/04	12/18/04
Date	Date

CERTIFICATION

OF CHIEF EXECUTIVE OFFICER

AND CHIEF FINANCIAL OFFICER

PURSUANT TO 18 U.S.C. SECTION 1350,

AS ADOPTED PURSUANT TO SECTION 302 OF

THE SARBANES-OXLEY ACT OF 2002

I, John H. Treglia, certify that:

1.	I have reviewed this Amended Form 10-K of Comprehensive Healthcare Solutions, Inc.;

2.

Based on my knowledge, this amended report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this amended report;

3.

Based on my knowledge, the financial statements, and other financial information included in this amended report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this amended report;

4.

The registrant’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial amended reporting (as defined in Exchange Act Rules 13-a-15(f) and 15d-15(f)) for the registrant and have:

(a)           Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this amended report is being prepared;

(b)           Designed such internal control over financial amended reporting, or caused such internal control over financial amended reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial amended reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c)           Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this amended report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this amended report based on such evaluation; and

(d)          Disclosed in this amended report any change in the registrant’s internal control over financing amended reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual amended report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial amended reporting; and

5.

The registrant’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial amended reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

(a)           All significant deficiencies and material weaknesses in the design or operation of internal control over financial amended reporting which are reasonable likely to adversely affect the registrant’s ability to record, process, summarize and amended report financial information; and

(b)           Any fraud, whether or not material, that involved management or other employees who have a significant role in the registrant’s internal control over financial amended reporting.

Date: October , 2005	/s/ John H. Treglia
John H. Treglia
Chief Executive Officer,
Chief Financial Officer

CERTIFICATE PURSUANT TO

18 U.S.C. SECTION 1350,

AS ADOPTED PURSUANT TO SECTION 906

OF THE SARBANES-OXLEY ACT OF 2002

In connection with the amended annual Report of Comprehensive Healthcare Solutions, Inc. (the “Company”) on Form 10-K for the year ended February 29, 2004 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, John H. Treglia, Chief Executive Officer and Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1)	The Amended Report fully complies with the requirements of section
13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)	The information contained in the Amended Report fairly presents, in all material respect, the financial condition and result of operations of the Company.

A signed original of this written statement required by Section 906 has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.

/s/	John H. Treglia

Name: John H. Treglia

Title: Chief Executive Officer and Chief Financial Officer

Date: October , 2005